File No. 82-34805

Nippon Mining Holdings, Inc.



2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-000.
Phone: 81-3-5573-5123 Facsimile: 81-3-5.



November 30, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) there under.

We have enclosed herewith in Exhibits 1 to 11 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between August 31, 2006, the date of such application, and November 30, 2006, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: [signature]
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE August 31, 2006

JAPANESE LANGUAGE DOCUMENTS published, filled or distributed ONLY IN JAPAN

1. Press release dated September 1, 2006 in connection with the appointment of additional temporary auditor (Attached as Exhibit 1)
2. Press release dated September 1, 2006 in connection with the notice of secondary offering of shares in Toho Titanium Co., Ltd. (Attached as Exhibit 2)
3. Press release dated September 7, 2006 in connection with the institution of the Nippon Mining Holdings Group Compliance Committee (Attached as Exhibit 3)
4. Press release dated September 8, 2006 in connection with the recognition of profit on the sale of Toho Titanium shares (Attached as Exhibit 4)
5. Press release dated September 8, 2006 in connection with the revision of non-consolidated earnings forecast (Attached as Exhibit 5)
6. Press release dated September 20, 2006 in connection with the production technology co-development of Chisso Solar-grade Silicon (Attached as Exhibit 6)
7. Press release dated October 19, 2006 in connection with the progress update on the Hitachi Area Renewal Plan (Attached as Exhibit 7)
8. Press release dated October 25, 2006 in connection with the expansion of thin film materials production capacity at the Isohara Works (Attached as Exhibit 8)

ENGLISH LANGUAGE DOCUMENTS

9. Press release dated October 4, 2006 in connection with the revision of consolidated earnings and dividend forecast (Attached as Exhibit 9)
10. Annual Report 2006 for the fiscal year ended March 31,2006(Attached as Exhibit 10)
11. Consolidated Interim Financial Results for the year ending March 31, 2007 ("Fiscal 2006"), dated November 9, 2006 (Attached as Exhibit 11)

File No.82-34805

Exhibit 1

September 1, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

APPOINTMENT OF ADDITIONAL TEMPORARY AUDITOR

In accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act, the Board of Auditors of Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") met today and passed a resolution to appoint an additional temporary auditor as detailed below:

1. Reason for the Appointment

ChuoAoyama PricewaterhouseCoopers which changed its name to "Misuzu Audit Corporation" effective September 1, 2006, the Company's auditor, was ordered by the Financial Services Agency on May 10, 2006 to suspend its business for a period of two months from July 1 to August 31. Accordingly, ChuoAoyama lost the status as an auditor of the Company effective July 1, 2006, in accordance with Article 337, Paragraph 3(1) of the Corporate Law. In light of this and to avoid the absence of an independent auditor, on July 1, 2006, the Company has appointed a temporary auditor as detailed in 3. below.

Further, in view of ChuoAoyama's fair and reasonable audit record with the Company in the past and to secure continuity in audit work, the Company considers Misuzu Audit to be qualified to serve as an auditor after the business suspension period expires. The Company has appointed Misuzu Audit, as an additional temporary auditor alongside the independent auditor detailed in 3. below, effective September 1, 2006, following the expiration of the business suspension period, and these firms will jointly conduct the audit of the Company.

With regard to the selection of an auditor for the fiscal year starting in April 2007 and thereafter, the Company will submit a proposal on selection of an independent auditor to the 5th Annual General Meeting of Shareholders scheduled in June 2007, taking into consideration factors such as how the

joint audit has been conducted and how far Misuzu Audit has restored public confidence during the current fiscal year.

2. Newly Appointed Temporary Auditor

Name: Misuzu Audit Corporation

Address: 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

3. Current Temporary Auditor

Name: Ernst & Young ShinNihon

Address: 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo

4. Effective Date

September 1, 2006

File No.82-34805

Exhibit 2

September 1, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi,
	President and Representative Director
Security Code:	5016
Contact:	Nobuyuki Yamaki, Director
	IR and human resources, General Administration Group
Tel:	03-5573-5123

Notice of Secondary Offering of Shares in Toho Titanium Co., Ltd.

Today, Toho Titanium Co., Ltd. (Head office: 3-chome, Chigasaki, Chigasaki-City, Kanagawa; President: Kazuharu Nogami; hereafter "Toho"), an associated company of Nippon Mining Holdings, Inc. (Head office: 2-chome, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company"), changed its listing from the 2nd section to the 1st section of the Tokyo Stock Exchange. In accordance with this, at the request of Toho to diversify its shareholders and increase market liquidity of its stock, the Company has decided to sell some of its shareholdings in Toho.

1. Number of shares to be offered

   2,000,000 shares of Toho common stock

In consideration of the market demand, Nikko Citigroup Limited (hereafter "Nikko Citigroup") plans to separately sell up to 400,000 shares of common stock of Toho borrowed from the Company (hereafter "Common Shares of Toho") by way of over-allotment. In connection with this, the Company plans to grant Nikko Citigroup a "green shoe option" to purchase up to 400,000 additional Common Shares of Toho from the Company.

2. Offering Price: To be determined.

3. Number of shares held and voting power before and after the offering:

Before the offering	22,797,200 shares	(37.51%)
After the offering	20,797,200 shares	(34.22%)
After the offering*	20,397,200 shares	(33.56%)

*when the green shoe option is exercised in full, up to 400,000 shares.

4. Impact on business performance

Gains and losses from the sale of Toho shares will be promptly disclosed after the offering price is determined.

Cautionary Statement

This document is a press release prepared for the purpose of public announcement related to the Company's secondary offering of Toho shares, but not for the purpose of encouraging investment or any similar purposes. Those who wish to invest in the shares should examine Toho's Prospectus for the Secondary Offering (and its amendments, if any) in advance and make any investments at their own discretion.

File No.82-34805

Exhibit 3

September 7, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

Institution of the Nippon Mining Holdings Group Compliance Committee

Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has decided to institute the Nippon Mining Holdings Group Compliance Committee as detailed below. The decision is aimed at further enhancing internal controls by effectively implementing the Basic Compliance Rules for the Nippon Mining Holdings Group, the Operational Rules for the Whistle-blowing System and other internal controls regulations that were established in May 2006 as part of the initiative to establish an internal control system in the Nippon Mining Holdings Group.

1. Name of Committee: Nippon Mining Holdings Group Compliance Committee

2. Status: The supreme advisory and consulting body stipulated in the Company's organizational rules.

3. Functions: Formulation of compliance education and training programs, tracking and reviewing of compliance promotion activities at Group companies and operation of the Company's whistle-blowing system, etc.

4. Structure: (1) Chairman: President
   (2) Committee members: Directors and Senior Officers who are appointed by the Chairman
   (3) Committee office: Internal Control Office

5. Date of institution: October 1, 2006

File No.82-34805

Exhibit 4

September 8, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Security Code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

Recognition of Profit on the Sale of Toho Titanium shares

Nippon Mining Holdings, Inc. (hereafter the "Company") today determined the offering price in connection with the secondary offering of shares in Toho Titanium Co., Ltd. (hereafter "Toho") announced on September 1, 2006. The Company estimates gains from the sale of the shares as follows:

In connection with the secondary offering of 2 million shares of Toho stock, the Company expects to recognize approximately 14.1 billion yen on a non-consolidated basis and approximately 13.5 billion yen on a consolidated basis in gains from the sale of shares under extraordinary gains in its financial statements for the first six months of the fiscal year ending March 31, 2007.

For the fiscal year ending March 31, 2007, if the over-allotment (green shoe) option up to 400,000 shares is exercised in addition to the above offering (total number of shares to be offered: 2.4 million shares), the Company expects to recognize up to approximately 16.9 billion yen on an non-consolidated basis and up to approximately 16.2 billion yen on a consolidated basis in gains from the sale of shares under extraordinary gains in its financial statements.

Cautionary Statement
This document is a press release prepared for the purpose of public announcement related to the Company's recognition of profit from the second offering of Toho shares, but not for the purpose of encouraging investment or any similar purposes. Those who wish to invest in these securities should examine Toho's Prospectus for the Second Offering (and its amendments, if any) and make any investments at their own discretion.

File No.82-34805

Exhibit 5

September 8, 2006

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director IR and human resources, General Administration Group
Tel:	03-5573-5123

Revision of Non-Consolidated Earnings Forecast

Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has revised its non-consolidated earnings forecast announced on May 10, 2006 as follows:

1. Revision of non-consolidated earnings forecast for the first six months of the year ending March 31, 2007 (April 1, 2006 – September 30, 2006)

(Millions of yen)

	Operating revenues	Income before special items	Net income
Previous forecast (A) (announced on May 10, 2006)	6,500	4,000	4,500
Revised forecast (B)	6,500	4,000	12,000
Change (B-A)	-	-	7,500
Percentage change	-	-	166.7%

<Reason for the revision>

Net income for the period is expected to increase ¥7.5 billion to ¥12 billion due to the recognition of an extraordinary gain on the secondary offering of its shares in an affiliated company and other factors.

2. Revision of non-consolidated earnings forecast for the year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(Millions of yen)

	Operating revenues	Income before special items	Net income
Previous forecast (A) (announced on May 10, 2006)	12,000	7,000	8,500
Revised forecast (B)	12,000	7,000	17,500
Change (B-A)	-	-	9,000
Percentage change	-	-	105.9%

< Reason for the revision>

Net income for the period is expected to increase ¥9 billion to ¥17.5 billion due to the recognition of a special profit on the secondary offering of its shares in an affiliated company and other factors.

3. Impact on the consolidated earnings forecast

The recognition of the special profit and other factors will have similar impact on the Company's interim and full-year consolidated earnings forecasts for the year ending March 31, 2007.

File No.82-34805

Exhibit 6

September 20, 2006

Chisso Corporation

Nippon Mining Holdings, Inc.

Toho Titanium Co., Ltd.

Production Technology Co-Development of Chisso Solar-grade Silicon

Chisso Corporation (Headquarters: Otemachi, Chiyoda-Ku, Tokyo; President/COO: Shun'ichi Okada,) Nippon Mining Holdings, Inc. (Headquarters: Toranomon, Minato-ku, Tokyo; President/Representative Director: Mitsunori Takahagi,) and Toho Titanium Co., Ltd. (Headquarters: Chigasaki, Chigasaki City, Kanagawa; Corporate Officer: Kazuharu Nogami) have agreed to conduct a study together that will establish the technology for the production of polysilicon for photovoltaic power generation by zinc-reduction method (Chisso Solar-grade Silicon Technology, hereinafter referred to as "CSS".)

The companies will further deliberate upon the conclusion of the joint venture contract for the establishment and launch of a new company.

CSS transacts business in chlorination, reduction and electrolytic reaction. In this technology, silicon tetrachloride produced by the chlorination reaction of metal silicon is reduced by zinc to produce 6N grade polysilicon (99.9999%). The polysilicon specified for the photovoltaic generation purpose is used as the raw material of Crystalline Silicon Solar Cells.

Chisso Corporation and New Energy and Industrial Technology Development Organization (NEDO) have been engaged with the research and development of CSS since 2002. Upgrade from the bench-scale laboratory to a pilot plant is currently scheduled at Minamata Research Center (Minamata City, Kumamoto.) The chlorosilane production technology that is applied in the chloridation process is currently operated by Chisso. It follows the legacy of Japan's first high purity silicon technology for the semiconductor purpose that was offered by Chisso in the 1960s.

The core technology developed by Chisso will be fused with the electrolytic technology for the metal titanium production that Toho Titanium has accumulated over the years and the high purity metal technology of Nippon Mining Holdings Group.

CSS also employs a closed loop system. It cyclically utilizes zinc chloride, which is a side-effect of the reduction process, to reduce costs and to enhance the production of high quality polysilicon while greatly reducing the by-products.

Contact:
Chisso Corporation Tel: 03-3243-6370
Nippon Mining Holdings, Inc. Tel: 03-5573-5130
Toho Titanium Co., Ltd. Tel: 0467-82-0742

[Reference 1 – Corporate Data]

1. Chisso Corporation

(1) Head office: 2-2-1 Otemachi, Chiyoda-ku, Tokyo 100-8105

(2) Representative: Shun'ichi Okada, President and Representative Director

(3) Established: January 1950

(4) Capital: ¥7.8 billion

(5) Business lines:

- Production and sales of chemical products

(6) Net sales: ¥199.6 billion (Consolidated)

(7) Number of employees: 2,280 (Consolidated)

2. Nippon Mining Holdings, Inc.

(1) Head office: 10-1, Toranomon 2-chome, Minato-ku, Tokyo 105-0001

(2) Representative: Mitsunori Takahagi, President and Representative Director

(3) Established: September 2002

(4) Capital: ¥73.9 billion

(5) Business lines:

- Exploration and drilling for oil resources; production and sales of petroleum and petrochemical products (Japan Energy Corporation)
- Resources and non-ferrous metals (exploration, mining, production, sales and recycling); production and sales of electronic materials and fabricated metal products (Nippon Mining & Metals Co., Ltd.)

(6) Net sales: ¥3,026.3 billion (Consolidated)

(7) Number of employees: 9,579 (Consolidated)

3. Toho Titanium Co., Ltd.

(1) Head office: 3-3-5, Chigasaki, Chigasaki-City, Kanagawa 253-8510

(2) Representative: Kazuharu Nogami, President and Representative Director

(3) Established: August 1953

(4) Capital: ¥4.8 billion

(5) Business lines:

- Production and sales of titanium metals
- Production and sales of electro-ceramic raw materials
- Production and sales of catalysts for propylene polymerization

(6) Net sales: ¥31.7 billion (Consolidated)

(7) Number of employees: 646 (Consolidated)

File No.82-34805

Exhibit 7

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

October 19, 2006

Nippon Mining Holdings Group

Nippon Mining & Metals Co., Ltd.

Progress Update on the Hitachi Area Renewal Plan

1. Nippon Mining & Metals Co., Ltd. (Head Office: Toranomon 2-Chome, Minato-ku, Tokyo; President: Masanori Okada; hereafter, the "Company") conducts broadly-based operations and research and development in the Hitachi area, including the copper electrolysis refining business, the environmental recycling business, the copper foil business and the precision plating business. On occasion of the celebration of 100 years of operations in this area, the Company has been promoting the "Hitachi Area Renewal Plan," which is aimed at creating a business base for the next 100 years through a program of enhancing the efficiency, expanding the respective operations, strengthening research and development capabilities. In addition, buildings and facilities in the area as a whole are being scrapped, rebuilt, re-located and expanded with the aim further enhancing the infrastructure within the area as part of the renewal plan.

2. Presently, while the buildings and facilities within the Hitachi area are organized by business operation, the layout is not the most conducive for operations and distribution, and portions of the plant buildings have become aged. On the other hand, with the merger of the Nippon Mining Holdings Group's three metals-related companies in April of this year, the Company started to study ways to increase the efficiency and flexibility of operations for the respective businesses concentrated within this area. As a result, the Company integrated support operations for the Hitachi and Shirogane Works on October 1 of this year and formulated the "Hitachi Area Renewal Plan" as outlined below.

3. Overview of the Hitachi Area Renewal Plan

(1) Plan Goals and Overview of Implementation

(i) Area Layout

The Hitachi Area will be divided into the following three areas in order to concentrate

buildings and facilities to enhance the efficiency and flexibility of operations for each business.

Daioin Area: Environmental Recycling Business Area

Shibauchi-Nishi Area: Copper Electrolytic Refining Business Area

Shirogane/Shibauchi-Higashi Area: High Tech/Technology Development Area

(Copper Foil/ MAQINAS ® and other Circuit Materials Businesses)

(Precision Plating Business)

(Technology Development Center)

(ii) Strengthened Functionality Through Capacity Expansion

Initiation of HMC Plan in the Environmental Recycling Business

Plating line expansion in the Precision Plating Business

Expansion of respective research areas in the Technology Development Center

(iii) Area Facilities

In addition to improving the work environment and making the plant interior more attractive, area infrastructure will also be enhanced to cope with future capacity expansion.

Establishment of distribution infrastructure within the area

Rebuilding of integrated offices and welfare facilities

Scraping and relocation of unneeded buildings and facilities

(Note)

"MAQINAS": A dual-layer plating material for semiconductor surface mounting film (chip on film) used in liquid crystal display equipment.

Sample production and shipment has begun at the Company's Shirogane Plant in preparation for full-scale commercialization.

"HMC": An acronym for "Hitachi Metal Recycling Complex," a new environmental recycling business the Company is planning to launch in the future. New copper recovery furnace and wet processing facilities will be newly built within the Hitachi Plant which, along with the Nikko Environmental Services Co., Ltd.'s recycle furnace and Clean Z furnaces, will recover gold, silver and copper from low quality scrap, and will recover intermediate products such as antimony, bismuth and tin that are

produced as part of the refining process at Nikko Smelting & Refining Co., Ltd.'s Saganoseki Smelter & Refinery.

(2) Total Capital Expenditures: ¥11.0 billion (excluding investments to expand production capacity)

(3) Entire Period of the Plan: Construction to begin in the second-half of fiscal 2006, with completion scheduled for the end of fiscal 2009 (approximately 3.5 years).

4. With the implementation of this renewal plan, the Company aims to build a structure that will not only improve short-term business performance, but also respond to future business growth, mainly through a review of the layout of the Hitachi Area, facility expansion and infrastructure enhancements within the area.

【Inquiries】

Nippon Mining & Metals Co., Ltd.

(TEL : 03-5573-7223)

File No.82-34805

Exhibit 8

October 25, 2006

Nippon Mining Holdings Group
Nippon Mining & Metals Co., Ltd.

Expansion of Thin Film Materials Production Capacity at the Isohara Works

1. Nippon Mining & Metals Co., Ltd. (Head Office: Toranomon 2-Chome, Minato-ku, Tokyo; President: Masanori Okada; hereafter the "Company") has decided to invest approximately ¥10.0 billion mainly in the Company's Isohara Works (located in Kitaibaraki City, Ibaraki Prefecture) to expand production capacity for thin film materials ("target materials") used in semiconductors, hard disk drives and flat panel displays ("FPDs").

2. Presently, semiconductor applications are expanding for digital home electrical appliances and automobiles, in addition to personal computers and mobile phones, while hard disk applications are expanding for hard disk recorders and other non-PC applications in addition to personal computers. Also, FPD demand is sharply rising with the full-fledged diffusion of TVs with large-screen LCD and plasma flat panel displays.

3. The Company, through this production capacity expansion, aims to further increase its market share in the respective target markets that are in an expansionary phase, while at the same time fulfilling its responsibilities as the first vendor in maintaining a stable supply base.

4. The details of the planned production capacity expansion are as follows.

(1) Target Materials for Semiconductors

Investment Details	Capacity expansion to increase production of materials mainly for 300mm-wafers, and Cu, Co, W and other target materials Construction of a new building
Transition Period	Gradual built-up from April 2007 onward (completion by March 2009)
Investment Amount	Approximately ¥6.0 billion
Investment Impact	Expansion of 1.5x current production capacity, mainly for 300mm wafers
Others	Investment of ¥300 million in U.S. Chandler Plant (Arizona State) to expand machine processing and inspection capacity by approximately 30%

(2) Target Materials for Magnetic Recording Media for Hard Disks

Investment Details	Expansion of production capacity for platinum magnetic targets Establishment of mass production capacity for advanced platinum magnetic targets for perpendicular recording media Construction of a new building
Transition Period	October 2007
Investment Amount	Approximately ¥1.7 billion
Investment Impact	Approximate 50% increase in production capacity for platinum magnetic targets Establishment of mass production capacity for advanced platinum magnetic targets for perpendicular recording media
Others	Construction of a new building in preparation for the next stage of capacity expansion

(3) Target Materials for FPDs

Investment Details	Production capacity increase for ITO targets for FPDs
Transition Period	Gradual built-up from November 2006 (completion by May 2007)
Investment Amount	Approximately ¥1.2 billion
Investment Impact	Approximate 25% increase in production capacity for all the way through the sintering process for ITO targets
Others	Investment of approximately ¥300 million in the Tao-Yuan Plant (Taiwan) and Pyeongtaek Plant (South Korea) to expand production capacity of the same target materials

【Inquiries】
Nippon Mining & Metals Co., Ltd.
(TEL：03-5573-7223)

File No.82-34805

Exhibit 9

October 4, 2006

Company name: Nippon Mining Holdings, Inc.
Representative: Mitsunori Takahagi,
President and Representative Director
Stock code: 5016
Contact: Nobuyuki Yamaki, Director
IR and human resources, General Administration Group
Tel: +81-3-5573-5123

Revision of Consolidated Earnings and Dividend Forecasts

Based on recent operating performance, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has revised its consolidated interim and full-year earnings and dividend forecasts for the fiscal year ending March 31, 2007. Details of the revision are as follows:

1. Revision of consolidated earnings forecast for the first six months of the year ending March 31, 2007
(April 1, 2006 – September 30, 2006) (Millions of yen)

	Net sales	Income before special items	Net income
Previous forecast (A) (announced on Aug 9, 2006)	1,720,000	91,000	50,000
Revised forecast (B)	1,800,000	105,000	65,000
Change (B-A)	80,000	14,000	15,000
Percentage change	4.7%	15.4%	30.0%
(Reference) Actual results for a year earlier period (Apr 1 – Sep 30, 2005)	1,365,120	83,113	52,465

<Reason for the revision>

Consolidated net sales for the first six months are expected to increase due mainly to higher prices of petroleum products reflecting supply-demand conditions in the crude oil market as well as rising metal prices. Income before special items is projected to rise ¥14 billion to ¥105 billion, owing primarily to an improvement in margins on petrochemical and other products, higher inventory valuation gain as a result of rising crude oil prices and profit growth in conjunction with rising copper prices. Net income is expected to increase ¥15 billion to ¥65 billion, mainly reflecting the increase in income before special items and special profit on sale of shares in an affiliated company.

<Segment breakdown of income before special items (Consolidated forecast for the first six months of the year ending March 31, 2007)>

(100 million yen)

		Previous forecast	Revised forecast	Change	Reason for change in income before special items	Year earlier period (actual) (Apr 1 – Sep 30, 2005)
Petroleum Group	Net sales	12,300	12,800	+500	Improved margins on petrochemical and other products, increased inventory valuation gain, etc.	10,872
	Income before special items	245	360	+115		415
Metals Group total	Net sales	4,755	5,080	+325		2,688
	Income before special items	640	660	+20		379
Resources & metals	Net sales	4,075	4,410	+335	Higher copper prices and other factors	2,181
	Income before special items	550	565	+15		315
Electronic materials	Net sales	660	640	-20	Margin improvement offsetting sales declines, leaving income before special items almost unchanged from the previous forecast.	474
	Income before special items	45	45	-		43
Metal Manufacturing	Net sales	340	350	+10	Higher copper prices and other factors.	231
	Income before special items	40	45	+5		26
Metals Group adjustments	Net sales	-320	-320	-		-198
	Income before special items	5	5	-		-5
Other operations	Net sales	275	250	-25		232
	Income before special items	25	30	5		37
Eliminations	Net sales	-130	-130	-		-142
Total	Net sales	17,200	18,000	+800		13,651
	Income before special items	910	1,050	+140		831

2. Revision of consolidated earnings forecast for the year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(Millions of yen)

	Net sales	Income before special items	Net income
Previous forecast (A) (announced on May 10, 2006)	3,265,000	143,000	82,000
Revised forecast (B)	3,770,000	185,000	110,000
Change (B-A)	505,000	42,000	28,000
Percentage change	15.5%	29.4%	34.1%
(Reference) Actual results for a year earlier period (April 1, 2005 - March 31, 2006)	3,026,262	188,722	96,905

<Reason for the revision>

Consolidated net sales for the full year are expected to increase due mainly to higher prices of petroleum products reflecting recent supply-demand conditions in the crude oil market as well as rising metal prices. Income before special items is projected to increase ¥42 billion to ¥185 billion, owing primarily to an improvement in margins on petrochemical and other products, higher inventory valuation gain as a result of rising crude oil prices and profit growth in conjunction with rising copper prices. Net income is expected to increase ¥28 billion to ¥110 billion, mainly reflecting the increase in income before special items and Special profit on sale of shares in an affiliated company.

<Segment breakdown of income before special items (Consolidated forecast for the year ending March 31, 2007)>

(100 million yen)

		Previous forecast	Revised forecast	Change	Reason for change in income before special items	Year earlier period (actual) (April 1, 2005 – March 31, 2006)
Petroleum Group	Net sales	24,700	27,500	+2,800	Improved margins on petrochemical products, increased inventory valuation gain, etc	23,926
	Income before special items	470	560	+90		970
Metals Group total	Net sales	7,620	9,840	+2,220		6,071
	Income before special items	895	1,220	+325		828
Resources & metals	Net sales	6,180	8,310	+2,130	Higher copper prices and earnings increases at equity method affiliates.	4,954
	Income before special items	745	1,035	+290		682
Electronic materials	Net sales	1,290	1,440	+150	Higher sales of electro-deposited copper foil and improved margins.	1,063
	Income before special items	65	90	+25		96
Metal Manufacturing	Net sales	550	710	+160	Higher copper prices and other factors.	528
	Income before special items	70	80	+10		62
Metals Group adjustments	Net sales	-400	-620	-220		-473
	Income before special items	15	15	-		-12
Other operations	Net sales	640	650	+10		585
	Income before special items	65	70	+5		89
Eliminations	Net sales	-310	-290	+20		-320
Total	Net sales	32,650	37,700	+5,050		30,263
	Income before special items	1,430	1,850	+420		1,887

3. Revision of dividend forecast for the year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (A) (announced on May 10, 2006)	6.00 yen/share	6.00 yen/share	12.00 yen/share
Revised forecast (B)	8.00 yen/share	8.00 yen/share	16.00 yen/share
Change (B-A)	2.00 yen/share	2.00 yen/share	4.00 yen/hare
(Reference) Actual results for a year earlier period (Apr 1, 2005 - Mar 31, 2006)	-	*15.00 yen/share	*15.00 yen/share

(Note) Dividends for the previous year include a commemorative dividend of 3.00 yen/share to celebrate the Group's 100th anniversary.

<Reason for the revision>

In consideration of the upward revision of interim and full-year earnings forecasts for the fiscal year ending March 31, 2007, the Company has revised the previously released dividend forecast by increasing interim and year-end dividend by 2.00 yen/share to 8.00 yen/share, respectively. After the revision, the annual dividend for the year is forecast to be 16.00 yen/share.

[Reference]

1. Assumptions (for consolidated earnings forecast for the first six months of the year ending March 31, 2007)

		Previous forecast (announced on Aug 9, 2006)	Revised forecast	Change	Year earlier period (actual) (Apr 1 – Sep 30, 2005)
Overall	Exchange rate (¥/$)	115	115	—	109
Petroleum Group	Crude oil (FOB) ($/BBL)*	64.9	65.6	+0.7	51.6
	Market price of paraxylene ($/t)	1,160	1,195	+35	919
Metals Group	Market price of copper (cent/lb)	314	337	+23	162
Resources and metals	Electrolytic copper sales (1,000 tons/FY)	312	307	-5	302
Electronic materials	Electro-deposited copper foil sales (ton/month)	2,100	2,040	-60	2,097
	Treated rolled copper foil sales (1,000 meters/month)	3,736	3,630	-106	3,021
	ITO target sales (ton/month)	30.5	25.5	-5.0	24.2
Metal Manufacturing	Wrought copper product sales (1,000 tons/FY)	20.2	19.8	-0.4	16.8
	Special steel product sales (1,000 tons/FY)	2.5	2.6	+0.1	1.9
	High quality products ratio (%)	42%	42%	—	41%

*Dubai spot price

2. Assumptions (for consolidated earnings forecast for the year ending March 31, 2007)

		Previous forecast (announced on May 10, 2006)	Revised forecast	Change	Year earlier period (actual) (Apr 1, 2005 – Mar 31, 2006)
Overall	Exchange rate (¥/$)	110	[110] 113	+3	113
Petroleum Group	Crude oil (FOB) ($/BBL)*	58.0	[60.0] 62.8	+4.8	53.5
	Market price of paraxylene ($/t)	1,060	1,170	+110	963
Metals Group	Market price of copper (cent /lb)	220	[290] 314	+94	186
Resources and metals	Electrolytic copper sales (1,000 tons/FY)	628	627	-1	588
Electronic materials	Electro-deposited copper foil sales (ton/month)	1,968	2,095	+127	2,080
	Treated rolled copper foil sales (1,000 meters/month)	4,800	4,065	-735	3,794
	ITO target sales (ton/month)	35.9	33.0	-2.9	26.1
Metal manufacturing	Wrought copper product sales (1,000 tons/FY)	40.5	39.5	-1.0	36.4
	Special steel product sales (1,000 tons/FY)	4.0	4.7	+0.7	4.4
	High quality products ratio (%)	45%	43%	-2%	43%

Figures in [ ] are assumptions for 2H of FY ending March 31, 2007.

(Note) The forecasts described above are based on information available as of the release date of this document. Actual results are subject to change due to various factors.

File No.82-34805

Exhibit 10

Strategy in Action:
Investing in our Future



Annual Report 2006



NIPPON MINING HOLDINGS



Nippon Mining Holdings Group

Petroleum
(Japan Energy Group)

Metals
(Nippon Mining & Metals Group)

Under the management of Nippon Mining Holdings, Inc., the Nippon Mining Holdings Group engages in two core businesses: petroleum, through Japan Energy Corporation, and metals, through Nippon Mining & Metals Co., Ltd.

Our medium term management plan calls for reinforcing the foundations of our business and developing strategy for further growth, taking into account the paradigm shift in resources, materials, and energy, and other changes in the operating environment.



The Group will continue to contribute to creating a new future, fulfilling its social mission to support the development of industry and improvement of people's living standards worldwide, through the stable, efficient provision of resources, materials, and sources of energy to Japan, Asia, and the world.

Notes concerning forward-looking statements

Current Nippon Mining Holdings Group plan, strategy, outlook, and other statements of a non-factual nature in this annual report are forecasts of future performance, and represent judgments based on information available as of May 10, 2006, the date of the announcement of the latest financial result. Please note that the capital increases through public offering and private placement of shares designed to raise funds for capital expenditures, which were carried out in July and August 2006, are therefore not reflected in the medium term management plan or outlook for future performance. Future performance may vary due to changes in business conditions, and cannot be guaranteed by the Company.

Nippon Mining Holdings Group

Petroleum
(Japan Energy Group)

Metals
(Nippon Mining & Metals Group)

Financial Highlights (consolidated)

Years ended March 31	2004	2005	2006	2006
			Millions of Yen (except per share data)	Thousands of U.S. Dollars*1 (except per share data)
For fiscal years:				
Net sales	¥2,214,589	¥2,502,538	¥3,026,262	$25,761,999
Operating income	50,397	125,608	144,448	1,229,659
Income before special items	53,737	148,055	188,722	1,606,555
Net income	14,854	50,577	96,905	824,934
Net income per share*2 (in yen and U.S. dollars)	21.71	63.84	113.87	0.97
Diluted net income per share (in yen and U.S. dollars)	—	—	113.84	0.97
As of:				
Total assets	¥1,572,529	¥1,580,144	¥1,859,583	$15,830,280
Shareholders' equity	233,742	353,437	467,479	3,979,561
Shareholders' equity per share*3 (in yen and U.S. dollars)	344.01	416.98	551.36	4.69
Interest-bearing liabilities	754,027	643,790	684,736	5,829,029
For fiscal years:				
Cash flows from operating activities	¥ 106,182	¥ 45,360	¥ 24,258	$ 206,504
Cash flows from investing activities	4,530	(15,170)	(37,594)	(320,031)
Cash flows from financing activities	(115,794)	(38,734)	11,962	101,830

*1. Amounts stated in U.S. dollars have been converted at ¥117.47 per U.S.1.00 dollar, the rate prevailing as of March 31, 2006.

*2. Earnings per share was calculated on the basis of the average number of shares outstanding during the term. That number is 789,164,998 for the term ended March 2005 and 847,046,824 for the term ended March 2006.

*3. Shareholders' equity per share was calculated on the basis of the number of shares outstanding at term-end. That number was 847,132,246 as of March 31, 2005, and 847,047,065 as of March 31, 2006.



Net sales by segment
(Billions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
-100
2,214.6
66.2
47.6
73.8
314.0
1,751.0
-38.0*
2,502.5
40.7
54.3
89.0
378.7
1,986.4
-46.5*
3,026.3
25.8
55.5
106.3
484.2
2,412.1
-57.6*
2004
2005
2006
Years ended March 31
*Elimination of inter-group sales
Income before special items by segment
(Billions of yen)
200
150
100
50
0
-10
53.7
7.3
13.8
36.0
-2.6
-0.7*
148.1
8.6
7.7
46.4
87.8
-2.5*
188.7
3.4*
6.4
9.6
70.3
99.0
2004
2005
2006
Years ended March 31
*Includes the figure for consolidation adjustment under "Eliminations or Corporate."
Net income
(Billions of yen)
100
80
60
40
20
0
14.9
50.6
96.9
2004
2005
2006
Years ended March 31

Petroleum ☐Resources and Non-ferrous Metals ☐Electronic Materials ☐Metal Fabrication ☐Other ☐Elimination



President and
Representative Director
Mitsunori Takahagi

Chairman and
Representative Director
Yasuyuki Shimizu

■ Review of Results

During the fiscal year ended March 31, 2006, the Japanese economy recovered steadily, with corporate earnings boosted by increased capital investment, brisk exports and a rebound in production.

Under these favorable business conditions, Nippon Mining Holdings, Inc. and its subsidiaries worked both to further enhance performance and to address pending issues, such as the withdrawal from the zinc business, which included shutting down of the Toyoha Mine in Hokkaido, and the closure of an electro-deposited copper foil factory in the U.S.

Consolidated results for the period under review saw a 20.9% rise in sales over the previous period, to ¥3,026.3 billion (US$25,762 million), with income before special items increasing 27.5% to ¥188.7 billion (US$1,607 million). Excluding the effects of inventory gain associated with the rise in crude oil and metals prices, income before special items would have been ¥130.8 billion (US$ 1,113 million). Net income for the period rose 91.6% to ¥96.9 billion (US$825 million), notwithstanding losses associated with the closure of the electro-deposited copper foil factory in the U.S. and charges for the impairment of fixed assets.

With regard to our financial position, although the balance of interest-bearing liabilities rose due to an increase in working capital associated with rising crude oil and metals prices, our equity ratio rose 2.7 points from the end of the previous fiscal year to 25.1%, due to increased shareholders' equity from profits, and the debt/equity ratio improved 0.36 point to 1.46.

We determine dividends taking into overall consideration (1) earnings levels for the term in question; (2) the characteristic of our business to large fluctuations from commodity markets; and (3) the sustainability of stable dividends. At the same time, in the interests of maximizing enterprise value, we retain earnings, first to strengthen our financial position, and second to meet capital requirements for not only essential investments in maintaining and enhancing earnings capacity in our existing businesses, but also investments for expanding into growth areas. The annual dividend for the period under review was ¥15 per share, including a ¥3 dividend commemorating the 100th anniversary of our founding.

■ Integration of Three Metals Companies

In April 2006, the Nippon Mining Holdings Group integrated its three core metals-related companies, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd., into the new company "Nippon Mining & Metals Co., Ltd." With the petroleum business of Japan Energy Corporation and the metal business of Nippon Mining & Metals Co., Ltd. positioned as its two core businesses, the Nippon Mining Holdings Group is now working to enhance corporate value by achieving operational efficiencies and optimal allocation of management resources.

■ Medium Term Management Plan: Implementing a Strategy for Growth

The Nippon Mining Holdings Group has developed a three-year management plan covering the year ending March 2007 through that ending March 2009. This plan is based on three elements: (1) delineating and aggressively executing a clear strategy for growth; (2) striving for growth each year, to attain consolidated income before special items of ¥160 billion in the period ending March 2009 (excluding inventory gains and losses); and (3) raising the equity ratio to become a top-ranked firm in terms of financial position, with a bond rating of "A."

On June 28, 2006, following the announcement of the medium term management plan, to address capital investments in the growth strategies, the Board of Directors of Nippon Mining Holdings, Inc. adopted a resolution for a new share issuance of 70 million shares through public offering, as well as the issuance of 10 million shares through third party allotment, giving a total of 80 million newly issued shares. This resolution was implemented, resulting in the raising of approximately ¥67.7 billion in funds.

While undertaking safety control, strict compliance measures and proactive environmental initiatives, the Group will make wide-ranging societal contributions as it works to become a stable and efficient supplier of resources, materials, and energy.

In December 2005, the Group reached the landmark of the 100th anniversary of its founding. We view this not simply as retrospection or commemoration, but rather as a new starting point as we look forward to the next 100 years of expansion and development. Moving forward, we will strive to further raise our enterprise value and remain a business group that deserves the trust of our stakeholders. We ask for your continued understanding and support.

August 2006

Chairman and
Representative Director

President and
Representative Director

Inauguration of the new "Nippon Mining & Metals"

On April 1, 2006, the Nippon Mining Holdings Group integrated its three core metals-related companies, Nippon Mining & Metals, Nikko Materials, and Nikko Metal Manufacturing, into the new enterprise "Nippon Mining & Metals Co., Ltd."

This integration builds a unified structure ranging from resources development to smelting and refining, electronic materials and metal manufacturing, ranking among the world's leading metals firms and poised to develop into a top-class international enterprise combining competitive downstream businesses.

The new company will (1) plan and carry out dynamic business strategy from a global perspective; (2) pursue synergies in technology and marketing; (3) obtain and develop talent through integration of staff; and (4) gain additional organizational and personnel efficiencies, primarily in overhead units.

With Japan Energy's petroleum business and Nippon Mining & Metals' metals business positioned as its two core businesses, the Nippon Mining Holdings Group can now move to further leverage management resources and undertake proactive initiatives as part of a strategy for growth.



Nippon Mining Holdings
Japan Energy (petroleum)
Nippon Mining & Metals (resources and non-ferrous metals)
Nikko Materials (electronic materials)
Independent Operating and Functional Support Companies
Nippon Mining Holdings
Japan Energy (petroleum)
Nippon Mining & Metals (metals)
Independent Operating and Functional Support Companies

Resources & Metals Segment | **Electronic Materials Segment** | **Metal Manufacturing Segment**

Fund-raising via Capital Increase through Public Offering and Others

At the Board of Directors Meeting of Nippon Mining Holdings, Inc. held on June 28, 2006, the Company resolved a new share issuance and offering (including the exercise of over-allotment options). The number of new share is 80 million, includes 70 million shares through public offering, and 10 million shares through private placement, and the total number of issued share increases up to 928,462,002. The total amount of fundraising is approximately ¥67.7 billion, and all of which is scheduled to be applied to capital investment.

Please note that, as the current medium term management plan, covering the three business terms from the year ending March 2007 through the year ending March 2009, was announced on April 10, 2006, the impact of the recently implemented public offering and third-party allotment of shares was not factored into the business performance forecasts of this management plan.

■ Major capital investments

Company or plant	Segment	Nature of business	Scheduled investment (¥ million)		Fund raising method	Scheduled dates of commencement and completion	
			Total	Already paid		Commencement	Completion
Japan Energy Corporation; Mizushima Oil Refinery, others	Petroleum	Oil refining equipment	14,000	—	Capital increase through share issuance, own fund and borrowings	2006/4	2009/3
Japan Energy Corporation; Tokyo Branch Office, others		Service station equipment	4,500	—		2006/4	2007/3
Kashima Aromatics Co., Ltd. and Kashima Oil Co., Ltd.		Aromatic products equipment	70,000	7,172		2005/11	2007/12
Nikko Smelting & Refining Co., Ltd.; Saganoseki Smelter & Refinery	Metals (Resources & Metals)	Copper smelting and refining equipment, others	11,000	—		2006/4	2008/3
Nippon Mining & Metals Co., ltd.; Shirogane Works	Metals (Electronic Materials)	Dual-layer plated substrate (used for chip-on-film mounting) equipment	9,500	—		2006/4	2009/3
Nippon Mining & Metals Co., Ltd.; Isohara Works		Sputtering targets equipment	10,000	—		2006/4	2009/3


Nippon Mining & Metals Co., Ltd.
President and
Representative Director
Okada
Nippon Mining Holding Inc.
Chairman and
Representative Director
Yasuyuki Shimizu
President and
Representative Director
Mitsunori Takahagi
Energy Corporation
President and
Representative Director
Isao Matsushita
The Nippon Mining
Group

Fiscal year ending March 2007 through fiscal year ending March 2009

The Medium Term Management Plan

— Implementing a strategy for growth —

Since the founding of Nippon Mining Holdings, Inc. in 2002, we have implemented several policies, primarily to bolster our financial position and to restructure and build the competitiveness of existing businesses. With the settlement of long-standing matters of concern, in the fiscal year ended March 31, 2006, the Group was able to shift its management focus to a strategy for growth based on expansion and long term business objectives, while continuing to strengthen its financial position.

This management approach remains the foundation of our new medium term management plan. We are also taking steps to facilitate future growth on the basis of new business environment.

Basic policies

1. To clearly delineate and aggressively execute a strategy for growth.
2. To grow each year, reaching income before special items of ¥160 billion on a consolidated basis in the period ending March 31, 2009 (excluding inventory valuation gain and loss).
3. To raise the equity ratio to become a top-ranked firm in terms of financial position, with a bond rating of "A."

Overview of Medium Term Management Plan

Key points in the medium term management plan and the outlook for the fiscal year ending March 31, 2009 (Consolidated)

Earnings	Income before special items: ¥130–160 billion Net income: ¥75–90 billion (excluding inventory gain/loss)	
Financial position	In the final fiscal year, ending March 31, 2009: Equity ratio of 33.5% (8.4 point increase over March 31, 2006) Debt/equity ratio of 1.05 (improvement of 0.41 points)	To Bond rating of A
Investment	Approximately ¥350 billion over three years Of this, 70% or ¥245 billion in expansion into growth area and enhancement of competitiveness in existing businesses	

Years ending March	2006 Actual	2009 Plan
Income before special items (excluding inventory gain)	¥188.7 billion ¥130.8 billion	¥ 160 billion
Net income	¥ 96.9 billion	¥ 90 billion
Interest-bearing liabilities	¥684.7 billion	¥693.0 billion
Equity ratio	25.1%	33.5%
Debt/equity ratio	1.46	1.05

Business conditions and planning assumptions

The planning assumptions adopted for the medium term management plan were based on the following business conditions.

World economy
Continued robust performance, based on high economic growth in the BRICs countries.

Japanese economy
Continued gradual recovery supported by capital investment and robust exports.

Market environment for crude oil, Non-ferrous metals, and basic chemical products, etc.
Continued dramatic growth in global demand for basic materials driven by increasing demand and infrastructure development in the BRICs countries, continuing at higher levels than previously expected.

IT industry
Strong medium to long-term growth, notwithstanding possible short-term correction.

Plan assumptions

Years ending March		2006 Actual	2007 Forecast	2009 Plan
	Exchange rate (¥/US$)	113	110	110
Petroleum	Crude oil FOB*1 (US$/bbl)	53.5	58.0	50.0
	Fuel oil sales volume (million kl/year)	23.2	22.0	22.8
Resources and Metals	LME copper price (¢/lb)	186	220	150
	PPC*2 copper sales volume (thousand tons/year)	588	628	668
Electronic Materials	Electro-deposited copper foil sales volume (thousand tons/month)	2.1	2.0	2.0
	Treated rolled copper foil sales volume (thousand km/month)	3.8	4.8	6.6
	ITO (indium-tin-oxide) target sales volume (tons/month)	26.1	35.9	50.9
Metal Manufacturing	Product sales volume (thousand tons/year)	41	45	50
	High-performance materials ratio (%)	43	45	50

*1. Dubai spot price
*2. Pan Pacific Copper Co., Ltd. (copper-business joint venture, Nippon Mining & Metals 66%, Mitsui Mining & Smelting 34%)
(Figures of "Plan" are as of April 10, 2006 at the time of the medium term management plan announcement, and "Actual," "Forecast" are as of May 10, 2006 at the time of the announcement of the financial result)

Crude oil FOB/LME copper price



Crude oil FOB (US$/bbl)
LME copper price (¢/lb)
Crude oil FOB (Dubai spot price)
LME copper price
80
70
60
50
40
30
20
10
0
400
350
300
250
200
150
100
50
0
2002/4
2003/1
2004/1
2005/1
2006/1

Earnings plan (consolidated)

Sales should range between ¥3.1–3.3 trillion on growth in sales volumes for electronic materials and metal manufacturing segments, notwithstanding a stronger yen and lower nonferrous metals prices.

Income before special items will experience a superficial decline due to a reduction in extraordinary gains such as the inventory gain of ¥57.9 billion, primarily for petroleum, recorded in the fiscal year ended March 31, 2006, but is expected to show a rising pattern on returns earned from strategic growth investments, increased sales of growth products, and greater product value-added. The Group projects earnings of ¥160 billion in the final fiscal year of the plan that ends March 31, 2009. With write-offs of major extraordinary losses in the past, net income will rise, reflecting the increase in income before special items during the period of the medium term management plan, reaching ¥90 billion in the final fiscal year ending March 31, 2009.

Earnings plan (consolidated)

(Billions of yen)

Years ending March		2006 Actual	2006 Actual After reorganization	2007 Forecast	2008 Plan	2009 Plan
Net sales		3,026.3		3,265.0	3,085.0	3,100.0
Operating income		144.4		92.0	115.5	136.0
Income before special items		188.7 [130.8]		143.0 [135.0]	145.0	160.0
Breakdown of income before special items by segment	Petroleum (Japan Energy Group)	99.0	97.0	47.0	61.0	79.0
	Metals (Nippon Mining & Metals Group)	86.3	82.8	89.5	77.5	75.0
	Resources and Metals	70.3	68.2	74.5	55.0	44.0
	Electronic Materials	9.6	9.6	6.5	12.0	17.5
	Metal Manufacturing	6.4	6.2	7.0	10.5	13.5
	Group adjustments	—	(1.2)	1.5	0.0	0.0
	Other (Independent Operating and Functional Support Companies)	3.4	8.9	6.5	6.5	6.0
Net income		96.9		82.0	80.0	90.0

*1. Figures for the term ended March 31, 2006 are retrospectively adjusted for changes in classification scheduled in fiscal 2006 onward.
*2. Figures in square brackets indicate income before special items excluding the effect of inventory gain associated with the rise in crude oil and metals prices.

	2006	2007 Forecast	2008 Plan	2009 Plan
Income before special items as percentage of sales (%)	6.2	4.4	4.7	5.2
Earnings per share (yen)	113.9	96.8	94.4	106.3

* To facilitate inter-year comparisons, calculated based on average number of shares during fiscal year ended March 31, 2006 (847,047 thousand shares on a consolidated basis).
(Figures of "Plan" are as of April 10, 2006 at the time of the medium term management plan announcement, and "Actual," "Forecast" are as of May 10, 2006 at the time of the announcement of the financial result)

Income before special items


(Billions of yen)
200
150
100
50
0
188.7
130.8
57.9
8.9
75.8
46.1
143.0
135.0
8.0
6.5
89.5
39.0
145.0
6.5
77.5
61.0
160.0
6.0
75.0
79.0
2006 Actual After reorganization
2007 Forecast
2008 Plan
2009 Plan
Years ending March 31
Petroleum
Metals
Other
Inventory gain

Net income


(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0
96.9
82.0
80.0
90.0
2006 Actual
2007 Forecast
2008 Plan
2009 Plan
Years ending March 31

Capital Expenditure, Investment and Advances

— *Focus on investment under strategy for growth* —

We will invest approximately ¥350 billion over the three-year period of the plan. 70% of the total investments, or ¥245 billion is investment in expansion into growth area and enhancement competitiveness in existing businesses.

The plan incorporates the following major investments.

(1) Investments in large-scale projects

Petroleum: expanding production capacity for aromatic products

Metals: Acquiring an interest in the Regalito copper mine in Chile

(2) Equity investments in Hibi Kyodo Smelting Co., Ltd. and investment in its Tamano Smelter, resulting from the integration of the copper production unit into Pan Pacific Copper

(3) Investments to strengthen competitiveness of oil refineries and expand businesses such as copper refining, environmental recycling, and electronic materials

Investment in plant and equipment and financing approx. ¥177.5 billion	Depreciation and amortization approx. ¥138.5 billion

2004/3-2006/3 Actual



Investment in plant and equipment and financing approx. ¥350 billion	Depreciation and amortization approx. ¥169 billion

2007/3-2009/3 Plan

Capital expenditure

(Billions of yen)

Years ending March	2006 Actual		2007–2009 Cumulative total amount
(1) Expansion into growth area	14.6		140.0
		(Major issues)	Expand capacity of petrochemical products Invest in overseas copper project Strengthen environmental recycling business Develop new electronic materials products Expand capacity for electronic materials products, go to higher value-added Expand precision fabrication and precision rolling business overseas Strengthen alloy business
(2) Enhancement of competitiveness in existing business	14.1		105.0
		(Major issues)	Strengthen oil sales through investment in service stations Strengthen competitiveness of oil refineries Bolster copper refining business Integrate copper smelting and refining operations
(3) Maintenance	37.7		105.0
Total	66.4		350.0

Cash flows and the reduction of interest-bearing liabilities (consolidated)

We expect high levels of earnings during the plan period to generate ¥7.5 billion in free cash flow, notwithstanding substantial investments in our aggressive strategy for growth. We also expect the balance of interest-bearing liabilities to decline by ¥25.0 billion, due to the positive free cash flow and funds paid in by minority stockholders at capital increases.

Cash flows and the reduction in interest-bearing liabilities

(Billions of yen)

Years ending March	2006 Actual	2007–2009 Cumulative total amount
(1) Cash flows from operating activities	24.3	381.0
(2) Cash flow from investing activities	(37.6)	(321.5)
Capital expenditure, investment & advances	(66.4)	(350.0)
Investment & loan collections	28.8	28.5
(3) Other (dividends etc.)	(19.6)	(52.0)
(4) Free cash flow (1+2+3)	(32.9)	7.5
(5) Increase (decrease) in cash and equivalents	(1.4)	4.0
(6) Others	—	21.5
Decline in interest-bearing liabilities (4-5+6)	(31.6)	25.0

* Discrepancies with interest-bearing liabilities stated on balance sheet are due to effect of newly consolidated companies.
(Figures of "Cumulative total amount"are as of April 10, 2006 at the time of the medium term management plan announcement, and "Actual" are as of May 10, 2006 at the time of the earnings announcement)

Consolidated balance sheet

In March 31, 2009, the end of the final year of the medium term management plan, the balance of interest-bearing liabilities will increase ¥8.3 billion over the level as of the end of March 31, 2006, to ¥693 billion. Owned capital will rise by ¥191.5 billion, the amount of cumulative earnings during the period, to ¥659 billion. The resulting equity ratio will be 33.5%, an increase of 8.4 points, with a debt/equity ratio of 1.05, an improvement of 0.41 point. Achieving these plan targets will bring a bond rating of "A" within sight.

Consolidated balance sheet

Years ending March	2005 Actual	2006 Actual (A)	2009 Plan (B)	Difference (B-A)
Total assets (billions of yen)	1,580.1	1,859.6	1,969.0	(+) 109.4
Interest-bearing liabilities (billions of yen)	643.8	684.7	693.0	(+) 8.3*1
Owned capital (billions of yen)*2	353.4	467.5	659.0	(+) 191.5
Equity ratio (%)	22.4	25.1	33.5	(O) 8.4
Shareholders' equity per share (yen)*3	417	551	778	(O) 227
Debt/equity ratio	1.82	1.46	1.05	(O) 0.41

*1. The variance between cash flow and reduction in interest-bearing liabilities is due to the effect of newly consolidated subsidiaries.
*2. Owned capital for the periods ended March 31, 2005 and 2006 represent the amounts posted under shareholders' equity.
Owned capital for the period ending March 31, 2009 is the total of shareholders' equity and valuation and translation adjustment from the net asset section (excluding minority interests).
*3. To facilitate intra-year comparisons calculated using shares outstanding as of the March 31, 2006 (847,047 thousand shares on a consolidated basis).
(Figures of "Plan" are as of April 10, 2006 at the time of the medium term management plan announcement, and "Actual" are as of May 10, 2006 at the time of the announcement of the latest financial result)


(Billions of yen)
2,000
1,500
1,000
500
0
1,628.7
4.28 times
876.4
12.6%
204.9
1,572.5
3.23 times
754.0
14.9%
233.7
1,580.1
22.4%
1.82 times
643.8
353.4
1,859.6
25.1%
684.7
1.46 times
467.5
1,969.0
33.5%
693.0
659.0
1.05 times
2003
2004
2005
2006
2009 Plan
As of March 31
Total assets
Interest-bearing liabilities
Owned capital
Debt/equity ratio
Equity ratio

* Owned capital for the periods ended March 31, 2005 and 2006 represent the amounts posted under shareholders' equity.
Owned capital for the period ending March 31, 2009 is the total of shareholders' equity and valuation and translation adjustment from the net asset section (excluding minority interests).

Basic Strategies, Key Issues for Core Businesses

Petroleum

1. Make refineries more highly functional and value added
   - O Strengthen heavy oil processing facilities to enable production with economical crude oil input and a "bottomless" refining process
   - O Promote the Aroma project at Kashima Refinery
2. Respond to need for balance between refining and sales volumes
   - O Arrange for an increase in in-house production capacity and external sourcing
3. Address environmental issues (laws and regulations)
   - O Study blending of biodiesel fuel into gasoline
   - O Address Kyoto Protocol requirements (such as involvement in emission trading and participation in the CDM (Clean Development Mechanism) business)

Metals

Resources and Metals Segment

1. Strengthen and expand the existing copper smelting business
   - O Establish integrated copper operations at PPC (Pan Pacific Copper)
   - O Complete capacity expansion plans at Saganoseki, Hitachi (450,000 tons/ annum) and Tamano (260,000 tons/ annum)
   - O Develop export markets for products such as electrolytic copper and sulfuric acid, and improving their margins
2. Promote the overseas copper resource business and the hydro-metallurgical process
   - O Promote the SX-EW project (Regalito project)
   - O Successfully participate in promising copper concentrate projects by working jointly with LS-Nikko Copper Inc.
   - O Promote mine development with through Group exploration efforts
   - O Reinforce the relationship with Codelco S.A. (Chile)
3. Strengthen and expand the environmental recycling business
   - O Pursue more efficiency and more capacity in industrial waste treatment facilities
   - O Achieve the stable collection of copper and precious metals scrap and enhance the capability to receive and dispose of this scrap
   - O Promote technology differentiation and diversification

Electronic Materials Segment

1. Improve profitability in the electro-deposited copper foil business
   - O Establish an efficient production, sales and development system following the closure of a U.S. plant
   - O Shift to higher margin products, improving productivity, and improving profitability through cost reductions
2. Improve profitability of growing product lines in existing businesses
   - O Secure a position as a first vendor of treated rolled copper foil and target materials by making a timely investment in capacity expansion
3. Reinforce and promote new businesses
   - O Launch MAQINAS® (dual-layer plated sheets for use in Chip on Film (COF)) business as originally planned
   - O Develop the surface treatment material business
   - O Develop new technology in promising growth areas, which can drive the Company's next core business

Metal Manufacturing Segment

1. Strengthen precision rolling business
   - O Expand the materials business for high-grade connectors and materials for automotive components
   - O Expand sales of rolled copper foil through developing highly functional products and exploring new applications
   - O Expand sales of high-grade stainless steel in China through Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.
2. Strengthen precision processing business
   - O Expand surface treatment business
   - O Expand integrated production (plate, press, and assembly) for connectors
   - O Expand the magnesium alloy molding business
   - O Develop the LCD monitor component (backlight electrode) business



Japan Energy Group







Nippon Mining & Metals Group





Medium to Long Term Management Goals

We have established and are working towards medium to long term management objectives for the fiscal year ending March 31, 2011 by implementing the earnings plans in the medium term management plan and investing in expansion into growth area.


Consolidated income before special items
¥200 billion level
Equity ratio
40%
Debt/equity ratio
Ratio less than 1.0

Petroleum

Japan Energy Group

Sales	¥2,392 billion
Operating income	¥ billion
Income before special items	billion

*Above figures are based on the segment reclassification in April 1, 2006.

The Japan Energy Group engages in a comprehensive array of upstream and downstream activities, from petroleum exploration and development, refining, and petroleum product sales to liquefied petroleum gas (LPG), lubricants, and petrochemical products. Our goal is to provide stable sources of energy, while pushing forward with reforms designed to create a more competitive structure that will include more efficient refining and distribution and stronger marketing activities.

セルフ
Marketing
Petroleum Exploration and Development
Supply Sector



Isao Matsushita

President and Representative Director
Japan Energy Corporation

The Japan Energy Group has undertaken a variety of structural reforms to respond to fierce price competition and other challenging business conditions. Group efforts have yielded management efficiencies, including (1) reductions in refining costs, from alliances with other companies and measures such as shuttering oil processing facilities; and (2) increased retail competitiveness, from reorganization and strengthening of retail companies.

While continuing to relentlessly pursue cost reductions, Japan Energy is rolling out a range of management policies based on the dual concepts of growth strategy and efficiency. Initiatives include strengthening competitiveness by promoting a "bottomless" oil production system at Mizushima Refinery; implementing a growth strategy of increasing production of petrochemical products at Kashima Refinery; and strengthening retailing by introducing management focused on customer satisfaction and Value Style service stations.

Addressing environmental issues is an urgent priority for the energy industry, as seen in the promulgation of the Kyoto Protocol. The Japan Energy Group, which has obtained ISO 14001 certification at all its refineries and factories, develops and manufactures environmentally friendly products and is expanding into fuel cell-related businesses. All of these activities are designed to proactively address environmental problems such as global warming. In addition, Japan Energy is introducing strict compliance measures through comprehensive CSR (corporate social responsibility) program and enriching and strengthening environmental conservation efforts and social contributions.

Abu Dhabi Oil
United Petroleum Development

NMC Pearl River Mouth Oil Development

Southern Highlands Petroleum

Petroleum Exploration and Development

The business of petroleum exploration and development is centered on Japan Energy Development Co., Ltd. In Japan, the Nakajo Plant continues stable production of natural gas, crude oil, and iodine. In overseas, crude oil projects are underway in the Middle East, China, and Oceania. Production volume in which the Japan Energy Group held interests amounted to approximately 18,000 barrels of equivalent per day in 2005.

Exploration activities are carried out both in Japan and overseas. In particular, 2005 saw test drilling in the Japanese offshore Sanriku Oki (Tohoku) and Iburi Oki(Hokkaido). This yielded both geological data on the offshore areas in question and experience in deep-sea drilling technology.



SE Gobe Oil Field, Southern Highlands Petroleum Co., Ltd.



Crude oil development offshore Pearl River Mouth in the South China Sea

Principal overseas projects

Project (company) name	Date established	Location	Interest held by project company	Ownership
Southern Highlands Petroleum Co., Ltd.	Oct. 1990	Papua New Guinea onshore	23.6%	80.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	Dec. 1985	Offshore, Pearl River Delta, China	15.0%	100.0%
Abu Dhabi Oil Co., Ltd.	Jan. 1968	Offshore, Abu Dhabi	100.0%	31.5%
United Petroleum Development Co., Ltd.	Nov. 1970	Offshore, Abu Dhabi/Qatar border	97.0%	35.0%

○ Principal overseas projects

Southern Highlands Petroleum Co., Ltd.

Southern Highlands Petroleum Co., Ltd. was established jointly with Japan Petroleum Exploration Co., Ltd. and Teikoku Oil Co., Ltd. for oil and natural gas exploration and production in Papua New Guinea. The SE Gobe oil field, where production began in 1998 and stable production continues, is one of the few fields in the world in a mountainous region (altitude 1,000 meters).

NMC Pearl River Mouth Oil Development Co., Ltd.

NMC Pearl River Mouth Oil Development Co., Ltd., engaging in production activities at the Lufeng 13-1 oil field, through a local operations company, JHN, established jointly with Japex New Nanhai Ltd. and New Huanan Oil Development Co., Ltd. JHN won a portion of the production operations for the Lufeng 13-2 oil field being developed by the China National Offshore Oil Corporation.

Abu Dhabi Oil Co., Ltd.

Abu Dhabi Oil Co., Ltd., in which the Japan Energy Group invested jointly with Cosmo Oil Co., Ltd., is continuing stable production at the Mubarraz, Umm Al Anbar, and Neewat Al Ghalan oil fields.

United Petroleum Development Co., Ltd.

United Petroleum Development Co., Ltd. is carrying out development and production at the Al Bunduq oil field lying offshore on the border between Abu Dhabi and Qatar. After acquiring an equity stake in 1979, the Japan Energy Group became involved in management of the company together with other companies as a new sponsor at the time of the 2001 restructuring. A project to inject associated gas under pressure into the reservoir is now underway as a way to deal with environmental issues and increase production.

○ Domestic

The Nakajo Oil and Gas Field

Cumulative production volume of natural gas at the Nakajo Oil and Gas Field since production began in 1959 has exceeded 5 billion cubic meters, and it continues to operate smoothly as a leading Japanese oil and gas field. In addition, iodine is extracted from underground water (Kansui), which is produced with dissolved gas. The iodine is sold as raw material for pharmaceutical and other chemical products.



Mizushima Oil Refinery



The Nakajo Oil and Gas Field



Kashima Oil Refinery (Kashima Oil Co., Ltd.)

Chita Oil Refinery


Kashima Oil Refinery
(Kashima Oil Co., Ltd.)
Crude oil refinery:
200,000 barrels/day
Mizushima Oil Refinery
Crude oil refinery:
205,200 barrels/day
Chita Oil Refinery
Main products: petrochemicals

Supply Sector

Japan Energy is raising business efficiency and reducing costs to maintain its industry-leading competitiveness by stepping up integrated operations with Kashima Oil Co., Ltd., as well as through alliances with other companies in the fields of refining and logistics.

○ Production locations

Production bases are Mizushima Oil Refinery (Okayama Prefecture), Chita Oil Refinery (Aichi Prefecture), and Kashima Oil Refinery (Ibaraki Prefecture) of Kashima Oil Co., Ltd. The refineries are operated in a manner that emphasizes both safety and environmental friendliness, and that aims to assure maximum efficiency and competitiveness by taking maximum advantage of the particular strengths of each refinery.

Mizushima Oil Refinery features a high proportion of secondary treatment units; this enables increased production of high value-added products instead of C-heavy oil, for which demand is decreasing. Petroleum products are produced from crude oil through a continuous process. Regarding the structure of demand for oil products in the future, demand for light products such as gasoline will rise, while that for heavy oil decreases. Mizushima Oil Refinery has shifted the focus of its production from heavy oil to more high value-added white oil products by such means as enhancing its heavy oil cracking equipment, and is planning to create a "bottomless"production system that will eliminate C-heavy oil production.

Chita Oil Refinery has been operating on the production of high-value-added petrochemical products, in particular benzene, toluene and xyrene. The petrochemical products produced at Chita Oil Refinery, which are used as raw materials for products such as textiles and resins, are expected to attract increasingly strong demand in various markets, particularly China. Japan Energy will take a flexible approach to increasing production capacity in order to meet demand growth.

Kashima Oil Refinery is an integrated refinery producing an array of products ranging from petroleum products such as gasoline and naphtha to petrochemicals such as paraxylene. At present, the refinery is managed in a unified manner with Japan Energy's refineries, enabling the Japan Energy Group to achieve high efficiency and optimum production.



Sulfur-free gasoline production plant (Mizushima Oil Refinery)

○ Environmental awareness

All of the oil refineries and plants of the Japan Energy Group have obtained ISO 14001 certification, which shows the strong commitment to the preservation of the environment. This includes efforts in energy conservation and prevention of atmospheric and water pollution. Actively addressing global environmental issues, the Japan Energy Group has installed desulfurization equipment in Mizushima Oil Refinery and Kashima Oil Refinery in advance of the enforcement of mandatory government regulations, and has begun the production and sale of sulfur-free gasoline and gas oil that meets the 10ppm sulfur limit.

One countermeasure against global warming was the conclusion of a contract for the acquisition of emission credits for 1.5 million tons of CO_2 equivalents with JMD Greenhouse Gas Reductions Co., Ltd., which is planning a business to recover and process global-warming CFCs emitted from a Chinese factory producing alternatives to CFCs. Japan Energy has thus acquired emissions rights for 0.3 million tons of CO_2 equivalents per annum, corresponding to about 7% of annual emissions of global greenhouse gases from our facilities during the first period of the Kyoto Protocol (2008–2012). Other measures include introducing energy-saving equipment in our oil refineries, reducing emissions of greenhouse gases through forest conservation activities, and contributing to the Japan Greenhouse Gas Reduction Fund.

Agreement on wide-ranging partnership with Nippon Oil

In June 2006, Japan Energy and Nippon Oil Corporation agreed to enter into a partnership covering a wide range of areas. To enhance our international competitiveness, measures will be studied and implemented in each area to deepen the partnership.

In upstream fields, the possibilities for acting jointly in exploration and development, or asset acquisition opportunities will be examined, and the development of human resources in petroleum development field will be started with a long-term view.

In refining, as a way to promote a high level of integration at the Mizushima petrochemical industrial complex, unification of operations in the adjacent refineries, and the possibilities for efficiency and cost reduction in refining businesses will be examined.

In logistics, the exchange and provision to the other party of petroleum and petrochemical products will be expanded. In addition, the sharing of transportation systems, restructuring and integration of oil tanks to reduce distribution costs will be considered.

In the fuel cell field, to promote the market penetration of petroleum-based fuel cells, the two companies will cooperate in developing the market for petroleum-based fuel cell equipment, share future models, and work to further reduce costs. Also, efficiencies of R&D are expected to be gained from joint development.

In technology development, the two companies will conclude a cross-licensing contract for patents related to fuel oil quality, enabling them to manufacture and market petroleum fuel products using each other's patents. The goal is to further deepen an alliance in refining and logistics.



A fire drill (Mizushima Oil Refinery)



Mizushima Oil Refinery



Land shipment facilities (Mizushima Oil Refinery)

○ Petrochemical products

Japan Energy produces and markets propylene and aromatic products such as paraxylene, cyclohexane, and BTX (benzene, toluene and xylene) for use as raw materials in synthetic fibers and resins. In response to the high level of economic growth in East Asia, Japan Energy has decided to install new equipment at Kashima Oil Refinery to produce aromatics such as paraxylene, using condensate (crude oil, associated gas) as raw materials.

Japan Energy is the top domestic producer of normal paraffin, used as a raw material in surfactants, with an integrated process for producing it from crude oil. Normal paraffin is a functional chemical with high added value, and refined from kerosene distillates by applying high technology with production capacity of 125,000 tons/year. Industrial cleaning agents, NS Clean and EM Clean have grown their sales volume as substitutes for chlorine-based cleaning agents. The research and development, and commercialization of those environmentally friendly products are being strongly promoted.

Also, Japan Energy is strengthening its competitiveness by building a supply network for timely deliveries for not only in Japan, but in other parts of East Asia as well. This effort includes moving to larger storage tanks and shipment facilities, ocean-going and coastal vessels, and dedicated tank lorries.

These development, production, distribution and marketing activities are raising our presence as a major producer of petrochemicals in East Asia.



Cyclohexane unit (Chita Oil Refinery)



Paraxylene unit (Chita Oil Refinery)



Oil tanker (Kashima Oil Refinery)

Joint aromatics project with Mitsubishi Chemical and Mitsubishi Corporation goes into operation in Kashima area

To strengthen the international competitiveness of the Kashima industrial complex with a comprehensive alliance in oil refining and petrochemicals, the installations of new facilities are started in Kashima Oil Refinery for production of aromatic products and light naphtha, using condensate (crude oil, associated gas) as a raw material. The project is being carried out by a new company established in January 2006, Kashima Aromatics Co., Ltd. (In June 2006, Mitsubishi Corporation participated and the equity share changed to Japan Energy 80%, Mitsubishi Chemical Corporation 10%, and Mitsubishi Corporation 10%) The aromatic products from the project will be sold to Japan Energy, and the light naphtha will be sold to Mitsubishi Chemical. Mitsubishi Corporation will cooperate in sourcing the condensate and marketing the aromatic products. A master contract for operation of the joint venture has been awarded to Kashima Oil to ensure optimal unified operation with existing facilities at Kashima Oil Refinery.

The Japan Energy Group will increase annual production capacity of paraxylene from 600,000 tons to 1,000,000 tons in 2008, and of benzene from 330,000 tons to 500,000 tons, as a one of the largest suppliers in East Asia by these steps, and expand earnings from petrochemical business.

Marketing

○ Retail sales

Japan Energy is dedicated to supplying products and services that assure customer satisfaction at its 3,833 JOMO service stations (as of March 31, 2006) throughout Japan. Each JOMO station is an integrated center providing vehicle-related products and services, and Japan Energy is continuing to strengthen its sales network and implement measures to enhance its cost competitiveness and marketing capabilities. Japan Energy strives to achieve customer satisfaction by having everyone adopt a service mentality — from service station staff to top management, and also rolls out Value Style stations, based on designs that promote customer loyalty.

In the TACS (Top-of-Area to Customers' Satisfaction) program for 2006, Japan Energy is working to increase the competitiveness of JOMO stations, under the rubric of developing more profitable stations that promote customer loyalty. We have also strengthening measures for staff development, the goal being to deliver superior levels of service and develop stations that lead their regions in competitiveness.

We intend to make stations attractive as only JOMO can, emphasizing heightened service from the customer's perspective. We carry out regular nationwide surveys of customer satisfaction and use the results to improve service. To strengthen profitability we are also working to enhance the competitiveness of our retail subsidiaries, the JOMO Net companies.

Customer demand is high for self-service stations, and we have responded aggressively by putting in place 534 locations as of March 31, 2006.

Value style type self-service stations


Number of JOMO service stations, JOMO self-service stations and self-service ratio
JOMO service stations
Company-owned
Independent (Distributor and retailer)
JOMO self-service stations
Company-owned
Independent (Distributor and retailer)
Self-service ratio
Number of service stations
Number of self-service stations
5,000
4,000
3,000
2,000
1,000
0
1,000
800
600
400
200
0
3,318
3,192
3,067
2,943
2,851
2,679
1,328
1,284
1,229
1,207
1,172
1,154
0.4
3.7
7.5
9.2
10.9
13.9
(%)
19
19
164
59
105
322
95
227
385
121
264
440
143
297
534
167
347
As of March 31
01
02
03
04
05
06



Service station located at a shopping mall



Gaining customer loyalty

Value Style

The creation of attractive service stations

Japan Energy is now rolling out in earnest its Value Style stations, with the goal of creating locations that make customers' time there convenient and fun and make them want to stop by, come in, and visit again.

Value Style stations strive for a pure, attractive customer-centric design, easily visible and easy to enter. The sales rooms have a stylish, unified design, with a relaxing space where customers can unwind and enjoy themselves. The use of familiar characters is a key part of the unique atmosphere. These stations also offer high-quality service in the form of friendly customer contact and dedication to cleanliness.

○ LPG Retailing

In the liquefied petroleum gas (LPG) business, where deregulation has led to fierce competition among types of energy and companies in the industry, Japan Energy is working with contracted LPG distributors to build a lifetime relationship of trust with customers through its "CRUISE" sales promotion activity providing customer care intended to build loyalty. In 2005, 33 distributors and 39 offices were participated in, and based on a survey of about 4,500 customers, key points for enhancing operations were proposed. We are also working to build a competitive retail network, as seen in the "More taste, more fun: gas kitchen ideas speech contest" we held, with female judges offering tips to customers on how they could create more convenient kitchens.

○ Lubricant sales

Our lubricant business produces and sells high-quality products with superior fuel-saving and life-extending characteristics domestically, and is also focused on the development of environment-friendly products. In the Chinese market, where demand is expected to grow, we produce and market lubricants through Shanxi Japan Energy Lubricants Co., Ltd. (Yangquan municipality, Shanxi Province), and are growing sales of petroleum products, primarily lubricants, at Japan Energy (Shanghai) Trading Co., Ltd.



2005 speech contest of gas kitchen idea



Environment-friendly oil "JOMO Dreamer Series"


JOMO

LPG refilling stations



Production of lubricants at Shanxi Japan Energy Lubricants Co., Ltd.

Business Development

Japan Energy engages in wide-ranging research on new businesses to go along with its long-standing efforts in the field of oil refining technology and petroleum products. The variety of technologies and accomplishments resulting from this research form the backbone of new business development, primarily in two fields, energy and the environment.

○ Fuel cell system

Japan Energy began demonstrated operation of a stationary enhanced LPG-type fuel cell system in January 2005. Japan Energy was selected as one of the testers for the "Stationary fuel cell system large-scale verification project" in 2005 conducted by the New Energy Foundation with financial support from the New Energy and Industrial Technology Development Organization (NEDO). Japan Energy received grants for building 30 fuel cell systems, and deployed home-use fuel cell system "JOMO ECOCUBE" with gathering its operational data. In 2006, Japan Energy received subsidy for building 33 systems, and have been forwarding the deployment of the home-use fuel cell systems to nationwide.

Our target is to deploy 150 "JOMO ECOCUBE" systems in this three years project from 2005 through 2007.

○ Soil quality preservation

Japan Soil Solution Group, a partnership of seven companies inside and outside the Japan Energy Group, including Japan Energy, has created a comprehensive support platform for oil depots and other underground tank oil facilities, offering services for the protection of soil quality. Gaining expertise through surveys of Japan Energy's oil depots, while also working to develop proprietary cleansing technologies.



Fuel cell system

○ Chemical recycling of waste plastic

Japan Energy is engaged in research and development of processing technologies using oil refining facilities to regenerate petroleum products from thermal distillates generated by waste plastic oilification plants.

Having introduced this technology at Mizushima Oil Refinery from 2004, Japan Energy is processing light distillates in oil obtained from breaking down plastics using oil refining facilities. This allows the oil from breaking down plastics to be recycled into generic petroleum products. This is a significant contribution to the formation of a society where resources are recycled.

○ Wind power generation

To contribute to environmental protection, Kashima Oil Co., Ltd. built a wind power generator in Kashima Oil Refinery. The generator, which went into operation in March 2005, generates 4.45 million kilowatts of power annually, the largest amount produced by a single generator of its kind in Japan. The company sells this energy to The Tokyo Electric Power Company, Inc. This project receives grant support from METI's Agency for Natural Resources and Energy as part of its New Energy Business Support Program.

Wind power generator at Kashima Oil Refinery



Metals

Sales	¥607.1 billion
Operating income	¥ 43.0 billion
Income before special items	¥ 82.8 billion

* Above figures are based on the segment reclassification in April 1, 2008.

Nippon Mining & Metals Group

The Nippon Mining & Metals Group engages in an broad range of upstream and downstream activities in the non-ferrous metals business, including exploration and development of non-ferrous metal resources, integrated production and marketing of copper, its mainstay products, precious metals and rare metals, recycling of non-ferrous metals, precision rolling of copper alloy and special steels, precision processing of electronic parts, production and marketing of electronic materials.


Copper Smelting & Refining
Resources Development
Recycling and Environmental Services

Precision Processing

Precision Rolling

Electronic Materials



Masanori Okada
President and
Representative Director,
Nippon Mining & Metals Co., Ltd.

Nippon Mining & Metals, formed in the integration of three metals-related core business companies, Nippon Mining & Metals, Nikko Materials, and Nikko Metal Manufacturing, marked a new beginning in April 2006 of the new organization integrating non-ferrous metals businesses ranging from resource development to smelting and refining, electronic materials and metal manufacturing.

Resources and Metals segment has built one of the world's leading copper production consortiums in terms of both quantity and quality around its partnership with Mitsui Mining & Smelting Co., Ltd., Pan Pacific Copper Co., Ltd. (PPC), and LS-Nikko Copper Inc. It is committed to establishing an even more robust operating system. In resource development, the Nippon Mining & Metals group invests in and finances top-quality mines, and is engaged in the Regalito copper mine project in Chile, involving integrated operations, from mining to hydro-metallurgy smelting. Another focus is enhancing the competitiveness of its recycling and environmental service, which contributes to the development of a society based on recycling of resources.

Electronic Materials segment is working to cement its position of the first vendor by expanding sales in growing markets such as treated rolled copper foil, sputtering targets, and other products in which it is ranked number one in the world.

Metal Manufacturing segment is continuing its strategic specialization in high-value-added products, while aggressively building its business in East Asia, especially the expanding China market.

By pursuing a more dynamic business strategy with a global perspective, the Nippon Mining & Metals Group seeks to join the ranks of major non-ferrous metals producers and become a leading global enterprise with competitive downstream capabilities.

Resources and Metals Segment

Nippon Mining & Metals' Resources and Metals Segment is engaged in an integrated operation involving participation in promising overseas resource development projects, production and marketing of precious and rare metals, primarily copper products, recycling of non-ferrous metals and detoxification of industrial waste through the use of mining and smelting technologies. The key factors in its success have been acquiring interests in top-quality mines, building the strongly competitive alliance, and staying ahead of the competition in technology.

Copper Business

The Nippon Mining & Metals Group aims to use its business partnerships in the copper industry to create a federation of copper producers that provides world-class quality and volume, while maximizing partnership effectiveness.

Pan Pacific Copper Co., Ltd. (PPC), jointly established through an alliance between Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd., integrated the domestic smelting and refining operations of both companies. Resource development, overseas smelting and refining, and other new overseas projects will be advanced primarily through PPC.

Nippon Mining & Metals is also leveraging its comprehensive business alliance between PPC and LS-Nikko Copper Inc., which was jointly formed with the LS Group of Korea and Japan Korea Joint Smelting Co., Ltd., established with Mitsui Mining & Smelting Co., Ltd. as major shareholders.


Collahuasi Mine (Chile)

Resource Development Business

○ Pursuing stable procurement of quality resources and return on investments

For the Nippon Mining & Metals Group, to maintain international competitiveness in the copper smelting and refining business, it is of the utmost importance to secure stable, long-term supplies of high-quality resources. Accordingly, the Nippon Mining & Metals Group has been an active participant in resource-development projects overseas, principally in Chile, from their development stages.

○ Principal resource development projects

The objective of the Nippon Mining & Metals Group's financing and investments in excellent mines is not only to secure stable supplies of metal smelting and refining materials, but also to secure investment returns. The revenues from the Escondida Mine (Chile), the world's largest open-pit copper mine, the Collahuasi Mine (Chile), and the Los *Pelambres* Mine (Chile), are significant with steady operations. The Los Pelambres Mine, in particular, has been very profitable since immediately following the start of production, and is yielding the anticipated return on investment. The Nippon Mining & Metals Group also has agreements with Cadia Holdings Pty. Ltd. of the Ridgeway Mine (Australia) and Philex Mining Corporation of the Padcal Mine (Philippines) with respect to long term financing and the offtake of gold-rich copper concentrates.

In May 2006, PPC acquired a major shares in Regalito Copper Corp. (Canada), which held a interest in Regalito copper deposit (Chile) and commenced a development project. The objective is to create an integrated platform for the copper business. The operation ranges from mining, and producing refined copper by using SX/EW (solvent extraction/electrowinning) process for the first time, to marketing.

The Nippon Mining & Metals Group will continue to acquire interest in promising mining projects in its quest to become an international integrated copper producer.

Los Pelambres Mine (Chile)


Mine, investments and advances of the Nippon Mining & Metals Group



Kasuga Mine
Padcal Mine
Collahuasi Mine
Escondida Mine
Los Pelambres Mine
Cadia Hill/Ridgeway Mine
Owned
Investment
Financing
Escondida Mine [Chile]
Cadia Hill Mine [Australia]
Padcal Mine [Philippines]
Regalito copper deposit [Chile]
Chanaral
Santiago
Mining
Leaching
SX/EW
Shipment
Pit
Crasher
Dump leaching (low grade)
Stock
Conveyer
Stock
Crasher
Heap leaching
Plant
SX/EW
Refined copper
Port

Stake in Regalito copper deposit development project (Chile)

Pan Pacific Copper (PPC) reached an agreement with Regalito Copper Corp. (Canada), which owns rights to the Regalito copper deposit (Chile), to acquire all its shares through a public tender offer, and made it into a subsidiary in May 2006.

With the Regalito Copper Mine development project, PPC intends to develop an integrated production system from mining to refining based on the SX/EW* process, and is positioning the project as the first step in the development of a new copper business.

After a feasibility study to be carried out during the 2006–08 period, production facilities will be built, with operations slated to start in 2011. The project is expected to result in the production of 100,000 to 150,000 tons of refined copper annually.

*SX/EW process (solvent extraction/electrowinning)

It is a copper production process which produces refined copper by depositing extracted raw copper material, leaching the copper component using dilute sulfuric acid, extracting copper ions in solution, then passing them through an electrolytic process.

This process has seen widespread adoption in recent years and now accounts for about 20% of worldwide copper production.

Smelting and Refining Business

○ High technological capabilities and cost-competitiveness

Copper smelting and refining of the Nippon Mining & Metals Group is conducted at Saganoseki Smelter & Refinery and Hitachi Works of Nikko Smelting & Refining Co., Ltd., and Tamano Smelter of Hibi Kyodo Smelting Co., Ltd., both of which are subsidiaries of Pan Pacific Copper Co., Ltd. (PPC).

Investments were made in facilities at Saganoseki Smelter & Refinery of Nikko Smelting & Refining Co., Ltd. in order to increase productivity and cope with decreased output caused by copper concentrate deterioration. Currently, the annual capacity of copper smelting production is 450,000 tons. In addition, the waxless permanent cathode method, first employed in Japan at Hitachi Works in 2002, is also being introduced at Saganoseki Smelter & Refinery. With a stable and high-quality production system, the annual capacity for refined copper is 450,000 tons.

At Tamano Smelter, operated by Hibi Kyodo Smelting Co., Ltd., the annual capacity for refined copper production reached to 260,000 tons in 2006 by investments in order to improve the production facilities.

The annual production capacity at Onsan Smelter & Refinery operated by LS-Nikko Copper Inc. is 510,000 tons, which is distributed primarily in Korea.

Those production centers are located close to China, the world's largest copper consuming nation, and India, which has seen a drastic increase in its levels of copper consumption. The Nippon Mining & Metals Group will continue to strengthen the system that allows us to provide these regions with a stable supply of high-quality refined copper with short delivery times.

The precious and rare metals contained in copper concentrate are recovered from the anode slime after the copper refining process. The Saganoseki Smelter & Refinery of Nikko Smelting & Refining Co., Ltd. uses Hydro-metallurgical process for recovery of the precious and rare metals — the first equipment of its kind in Japan. Compared to conventional pyro-metallurgical method, this plant enables to recover gold in a short time, provide higher quality, and reduce costs.

Ranking of world's leading producers of refined copper

(Tens of thousands of tons)

Company	Production volume per annum
1. Codelco	174
2. PPC* / LS-Nikko Copper	105
3. Phelps Dodge	89
4. Grupo Mexico	61
5. KGHM Polska Miedz	56

* Pan Pacific Copper
Source: Brook Hunt Copper Metal Service 2ndQ, 2006



Tamano Smelter
(Hibi Kyodo Smelting Co., Ltd.)
[Okayama Prefecture]





Saganoseki Smelter & Refinery
(Nikko Smelting & Refining Co., Ltd.)
[Oita Prefecture]

Copper smelting and refining process



Mining process
Raw materials
(Copper concentrate)
Flash-furnace
Converter
Anode furnace
Anode casting
Anode
Refining process
Refined copper
Market
Industrial waste
Non-ferrous
metal scrap
Recycling process
(Value metals recovery)
Gold,
other precious metals
Hydro-metallurgical plant
(Recovering of precious and rare metals)



Onsan Smelter & Refinery
(LS-Nikko Copper Inc.) [South Korea]



Hydro-metallurgical plant for recovery of precious and rare metals at the Saganoseki Smelter & Refinery (Nikko Smelting & Refining Co., Ltd.)

Gold ingots and shot



Production of refined copper by permanent cathode method at Hitachi Works (Nikko Smelting & Refining Co., Ltd.) [Ibaraki Prefecture]

Copper smelting and refining operations integrated into Pan Pacific Copper Co., Ltd. (PPC)



PAN PACIFIC COPPER

To strengthen a comprehensive alliance between Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd. in copper business, the smelting and refining operations of both companies were integrated into PPC in April 2006. The integration involved spinning off the smelting and refining operations of Saganoseki Smelter & Refinery and Hitachi Works of Nippon Mining & Metals into the new company, Nikko Smelting & Refining Co., Ltd., then transferred to PPC. In addition, Mitsui Mining & Smelting Co., Ltd. transferred its shares in Hibi Kyodo Smelting Co., Ltd. to PPC. And principally, PPC will be promoting future overseas copper development projects.

PPC has conducted purchasing and procurement of copper concentrates, entrusting of smelting and refining work to its two parent companies and marketing of products. With the strengthening of the alliance, PPC established an integrated management system including its own production platform that will further enhance its competitiveness.

Recycling and Environmental Services

The Nippon Mining & Metals Group's recycling and environmental services business, based on its long year experiences and advanced technologies with mining and smelting operations, carries out a recycling business, which recovers copper, precious metals, and other valuable metals from recycling materials, and an environmental services business, which manages detoxification of industrial waste and recovery of valuable metals.

○ Advanced melting technology to achieve "zero emissions clean recycling"

Recycling business utilizes a copper smelting process for the effective collection of minute amounts of valuable materials contained in electronic components. Environmental services business has a system capable of handling difficult-to-process waste materials, thereby increasing its synergy with the recycling business.

○ Nationwide metal recycling and environmental service network

Centering on Metals Recycling & Eco Business Division of Nippon Mining & Metals, the Nippon Mining & Metals Group has built a nationwide network with affiliates of recycling and environmental service business and is actively working to expand operations.



Network of the recycling and environmental services business
Tomakomai Chemical
Nikko Tsuruga Recycle
Nikko Shoji Amagasaki center
NMM Kyushu Sales Office
Nikko Shoji Kyushu Branch Office
Operation plants
Bases for marketing and raw material consolidation
Nikko Mikkaichi Recycle
Nikko Environmental Services
NMM Metals Recycling & Eco Business Division
Nikko Shoji Head Office / Tokyo Recycle Techno Center
Maruwn Higashi-ogijima logistic center
NMM Nagoya Office
NMM Osaka Office
Nikko Shoji Osaka Regional Office
Nikko Smelting & Refining, Saganoseki Smelter & Refinery

Hokkaido, Tohoku Regions

Tomakomai Chemical Co., Ltd. incinerates and detoxifies a broad range of industrial wastes, including wastes subject to special controls, by a 50m-long rotary kiln. Also, resource recycling is conducted by incinerator facilities for scrap containing copper and precious metals.



Kanto Region

Nikko Environmental Services Co., Ltd. conducts a process that totally incinerates and detoxifies waste oil, waste fluids, sludge, and other industrial waste via a rotary incinerator. Through a recycling furnace, which simultaneously detoxifies and recycles resources, the combination of these two facilities have created a zero-emission industrial waste processing system.



Chubu Region

Nikko Mikkaichi Recycle Co., Ltd. utilizes a gasification melting furnace for the incineration and fuse shredder dust, waste fluids and other industrial waste, subjecting them to detoxification processing.

Outline of the recycling and environmental services business


Nikko Tsuruga Recycle (pretreatment)
Non-ferrous metal scrap
Industrial wastes
Nikko Smelting and Refining Saganoseki Smelter & Refinery
Recovery of copper, precious metals, lead
Detoxification of harmful substances (Slag foaming)
Waste office appliances, battery, home electronics substrates
Valuable metals
Tomakomai Chemical
Nikko Environmental Services
Detoxification treatment
Molten slag
Nikko Tsuruga Recycle
Nikko Mikkaichi Recycle
For cement materials, etc.
Incinerated ash slag

1 50m-long rotary kiln (Tomakomai Chemical Co., Ltd.) [Hokkaido]

2 Stationary furnace (Nikko Tsuruga Recycle Co., Ltd.) [Fukui Prefecture]

3 Saganoseki Smelter & Refinery (Nikko Smelting & Refining Co., Ltd.) [Oita Prefecture]

4 Gasification melting furnace (Nikko Mikkaichi Recycle Co., Ltd.) [Toyama Prefecture]

5 Rotary incinerator (Nikko Environmental Services Co., Ltd.) [Ibaraki Prefecture]

Kansai Region Nikko Tsuruga Recycle Co., Ltd. incinerates and detoxifies industrial wastes such as waste liquid and sludge by using a fluidized bed roaster, and also neutralizes liquid industrial wastes. Its stationary furnace is also used for pretreatment of scrap containing copper and precious metals for smelting.

Kyushu Region Saganoseki Smelter & Refinery of Nikko Smelting & Refining processes approximately 80,000 tons of recycled materials annually, and is the largest copper and precious metal recycling center in Asian region.

Electronic Materials Segment

Electronic Materials segment of Nippon Mining & Metals has a diverse product line that enjoys a large share of global markets. Leveraging its expertise in non-ferrous metals, including the high purification, the high-density sintering, and the surface treatment technologies. Nippon Mining & Metals strives to be the "first vendor," the most reliable partner for customers by responding quickly to their diverse needs.

Electronic Materials Business

Copper foils, sputtering targets, and compound semiconductors are our core products. All have won an excellent reputation among customers worldwide, particularly in Europe, North America and East Asia.

To supply new products in dramatically changing markets for electronic materials in a timely fashion and to create next-generation products, the Nippon Mining & Metals Group primarily utilizes the long year experienced high purification technique and control technology for crystal structures, also introducing innovative technologies such as nanotechnology. Striving ceaselessly to be the "first vendor," the most reliable partner for customers, Nippon Mining & Metals responds speedily to the increasingly diverse needs of our markets.



Nikko Materials (Europe)
Gould Electronics

Products and applications of Electronic Materials segment in Nippon Mining & Metals



Our products
Primary application
Major end-use applications
PCs, mobile devices, digital home appliances
Media
Communications infrastructure
PCs
Mobile phones
FPDs*
CDs and DVDs
Non-destructive testing equipment
Copper foils
Electro-deposited copper foil
Treated rolled copper foil
Printed circuit boards
Sputtering targets
For semiconductors
CPUs, memory chips
For FPDs
Transparent conductive films
For magnetic films
Hard disks
For optical disks
Compound semiconductor materials
InP, InP epitaxial
Devices for optical communications
II-VI (CdTe, ZnTe)
Sensors

*FPDs: Flat panel displays (flat display devices such as LCD and plasma displays)
InP: Indium phosphide CdTe: Cadmium telluride ZnTe: Zink telluride

Ichinoseki Foil Manufacturing

NMM Toda Works

NMM Isohara Works

NMM Shirogane Works

NMM Osaka Office

NMM Head Office

Nikko Metal Plating, Takatsuki Plant

Nikko Materials Korea

Suzhou Nikko Materials

JADA Electronics Shanghai Rep.

Nikko Materials USA

Nikko Materials Taiwan

Nikko Materials Hong Kong

JADA Electronics

Nikko Materials Philippines

Nikko Materials Singapore

Operational bases of Electronic Materials Segment



Isohara Works [Ibaraki Prefecture]
Produces variety of sputtering targets, primarily for use in semiconductors and FPDs; Indium phosphide and other compound semiconductors; high-purity metals; and plating chemicals.



Shirogane Works [Ibaraki Prefecture]
Produces copper foil products such as electro-deposited copper foil and treated rolled copper foil; metal powder, notably electrolytic copper powder; cobalt soap; UPINORG™; dual-layer plated substrate MAQINAS® for COF.



Toda Works [Saitama Prefecture]
Produces compound semiconductors such as indium epitaxials for use in optical communications.

Copper foils

Copper foils are incorporated in printed circuit boards used in electronic equipment. Nippon Mining & Metals produces two categories; electro-deposited copper foil and treated rolled copper foil.

Nippon Mining & Metals has a variety of electro-deposited copper foil products, from super-thin (5 microns) to super-thick (400 microns), meeting the needs of users for higher density or finer patterns in their printed circuit boards.

Following the cessation of electro-deposited copper foil production in the U.S. in April 2006, our focus is to build competitiveness in the business through further productivity improvements in electro-deposited copper foil plants in Japan, Germany, and the Philippines.

Treated rolled copper foil has superior characteristics for use in flexible printed circuit boards employed in the hinge connection parts of clamshell-type (folding) mobile phones, including high ductivity, thermal resistance, chemical resistance, thermal annealing characteristics, and fine etching properties.

Nippon Mining & Metals is also actively leveraging its expertise in copper foil manufacturing to develop substrate materials required by the latest mounting technology.

Major products

Electro-deposited copper foil, Treated rolled copper foil, CAC, MAQINAS®



MAQINAS®
A dual-layer CCL material forming ultra-thin copper layers by combining sputtering on polymide films with plating treatment. It is the perfect material for circuit boards for mounting of driver ICs for LCD devices, which require fine-pitched circuits.

MAQINAS® structure


Electro-deposited copper layer
Copper seed layer
NiCr tie-coat layer
Polymide film

Treated rolled copper foil production process

Treated rolled copper foil is produced by rolling the copper ingots and treating the surface of rolled copper foil. The process features an integrated production system within the Nippon Mining & Metals Group; Resources & Metals segment produces the copper ingots, Metal Manufacturing segment performs precision rolling at Kurami Works, and Electronic Materials segment does the surface treatment finishes to products.


Ingot casting
Saganoseki Works of Japan Copper Casting
Rolling
Kurami Works of NMM
Surface treating
Shirogane Works of NMM
Nikko Materials Philippines
Slit into products



Electro-deposited copper foil slitting machine in clean room at Shirogane Works



Quality inspections of ITO targets

Sputtering targets

Nippon Mining & Metals is the top global vendor of sputtering targets, thin-film forming materials used for semiconductors, transparent conductive films for FPDs, and storage media components.

As a key element of our growth strategy, by December 2006 we plan to increase our capacity for high-purity copper sputtering targets for semiconductors from the current 30 tons/month to approximately 40 tons/month.

Major products

Sputtering targets used for semiconductors, FPDs, thin films on hard disc magnetic heads, and optical disks

The sputtering method

Sputtering is one of the major processes for forming thin films. Ionized argon atoms in a vacuum sputter onto the surface of a thin-film forming material (target). Atoms of the material are dislodged by the impact, which results in the formation of a thin film on the substrate.


Cooling plate
(backing plate)
Electric power supply
Target material
(sputtering target)
Argon
ions
Deposited
thin-film
Argon
gas
Substrate
Atoms of target material
Exhaust
Emission of plasma
electric discharge
Substrate holder

Targets for FPDs (ITO targets)
The growth of the market for flat panel displays (FPDs) has spurred demand for ITO (Indium Tin Oxide) targets. As panels grow larger and finer, the molding and sintering technologies, and extensive expertise will meet the increasingly stringent requirements for quality control.

Targets for semiconductors (High-purity copper targets)
Providing a wide variety of products including copper, tantalum, and titanium used in semiconductor metallization and barriers, as well as molybdenum, tungsten, and cobalt, to address the rapid advances in the scale of integration and increases in device speeds in recent years.



Magnetic targets and targets for optical disks
Producing magnetic sputtering targets for magnetic recording media such as hard disks, as well as sputtering targets for phase change optical discs, such as CDs and DVDs.

Compound semiconductors

Nippon Mining & Metals has established an integrated supply platform for products ranging from high-purity metals, which serve as raw materials for compound semiconductors, to single crystal wafers and epitaxial wafers. Nippon Mining & Metals markets its industry-leading Indium-phosphide and epitaxial wafers under the ACROTEC brand in the world markets.

Major products

High-purity metal (In, Cd, Te)
Single Crystal wafers (InP, CdTe)
Epitaxial wafers (InP epitaxials, GaAs epitaxials)



InP (Indium phosphide)
Wider use of optical communications is expected to drive growth in demand for these products, which are used in the light emitting and receiving diodes.

Metal Manufacturing Segment

Metal Manufacturing segment of Nippon Mining & Metals conducts precision rolling of copper alloy, special steel, and foil products with high-quality and high-value-added features, and precision processing of electronic components. Developing the businesses in the burgeoning market in East Asia through the liaison among domestic and overseas business bases, Nippon Mining & Metals is pushing forward with product development and technical innovations that anticipate future market requirements for high performance and high quality.

Products and applications of Metal Manufacturing segment in Nippon Mining & Metals

Precision Rolling Business		
	Main products	Principal applications
Rolled copper and copper alloy products	Phosphor bronze*	Connectors, Switch contacts, Springs for electronic components, etc.
	Corson alloy	Semiconductor lead frames, Connectors, Sockets
	Titanium copper*	High-class connectors, etc.
	Nickel silver	Quartz oscillator casings, Springs for electronic components, Shield cover, etc.
	Brass*	Terminals, Connectors, etc.
Special steel products	Stainless steel*	Display components, Springs for electronic components, etc.
	High nickel alloy	Display components, etc.
Rolled foil products	Copper foil	Flexible printed-circuit boards, etc.
	Copper alloy foil	Flexible printed-circuit boards, Hard disk drive suspensions, etc.
	Stainless steel foil	Mobile phone switches, Sheet heating element
		LCD backlight reflectors
	High nickel alloy foil	Organic EL metal masks, etc.
	Nickel foil	Sensor parts, etc.
	Titanium foil	Corrosion resistance parts, etc.

Precision Processing Business		
	Main products	Principal applications
Plating products	Gold plating	High-class connectors, etc.
	Tin plating	Connectors, etc.
Press products	Stainless steel, Rolled copper products	Display components, Terminals for automobiles, etc.
Molded alloy products	Molded magnesium alloy products	Mobile phone casing

Products marked with * are "Hyper-series" with improved functions.



6-steps precision rolling mill for producing high-precision ultra-thin foils (Kurami Works)



High-precision gold-plated products production line at Hitachi Works (Fuji Electronics Co., Ltd.)

Precision Rolling Business


Kurami Works
Production and technology development center for Metal Manufacturing segment.

○ Strategic development of high-quality and high-value-added products

Kurami Works, the major production center for our precision rolling business, produces high-performance products in the electronics field, including C7025 (Cu-Ni-Si alloys), copper foils, Hyper phosphor bronze, Hyper titanium copper alloys, GIGALLOY®, special copper alloys, and stainless steel.

Especially in foil products, Nippon Mining & Metals supplies a broad line of products, including copper foils, copper alloy foils, and special steel foils, that meet a wide range of requirements, including high bend formability, thermal resistance, consisting of both high strength and high electrical conductivity. These products represent one of the central elements of our growth strategy, in the IT field, and also in the rapidly growing market for automotive electronics.


Rolled copper foils for FPCs
The world's highest quality, the top share of the global market.


Hyper phosphor bronze
The same composition as conventional materials, offers greatly increased strength.


Stainless steel foils for hard disk drives

○ Expansion of Precision Rolling Business in China –Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.

In response to the growth and expansion of East Asian markets, particularly China, Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. was established to handle the precision rolling and precision processing. This new production base allows us to provide a flexible and timely response to customers shifting their production centers overseas in order to address the needs of the Asian markets.

◎ Small-lot production and quick delivery –domestic and overseas coil center group

Products rolled at Kurami Works are slit, traversed (bobbin-rolled), and otherwise processed to customer specifications at the domestic and overseas coil centers, such as Nikko Coil Center Co., Ltd., Nippon Mining Singapore Pte. Ltd., Nippon Mining Taiwan Co., Ltd., and Nippon Mining Shanghai Co., Ltd.

Utilizing high efficient production system, the coil centers are realizing "small lots production and quick delivery" to meet customer demands.


Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. [China]


Precision rolling line (Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.) [China]


Slitting line (Nikko Coil Center Co., Ltd.)


Automatic packaging line (Nikko Coil Center Co., Ltd.)

Precision Processing Business

Active expansion into the East Asian market of precision electronics components

O Building an integrated group production system

The gold-plated products produced by Fuji Electronics Co., Ltd. are used widely in IT applications and automotive connectors. The most unique feature is ability to handle the complete range of processes from rolling the material to plating, pressing, and even designing and creating metal molds within the Nippon Mining & Metals Group.

Fuji Electronics Co., Ltd. offers a variety of unique and distinctive technology in gold plating and tin reflow plating, as the top company in Japan for this field.


High-precision gold-plated products for connectors


Pre-plated strips


[Example of application] connectors for mobile phones

O Expansion of gold plating business in China

In February 2006, the new precision gold plating business center, Nikko Fuji Precision (Wuxi) Co., Ltd. was established in the city of Wuxi in China's Jiangsu Province.

Through close collaboration with Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd., also located in the Jiangsu Province, this new center will create an integrated system for material rolling, plating, and pressing, comparable with our system in Japan. This system allows us to provide a prudential service to customers in eastern China.


Nikko Fuji Precision (Wuxi) Co., Ltd. [Jiangsu Province, China]

O A variety of elemental technologies –metal molds, precision pressing, injection molding

By combining a variety of high-level, elemental technologies, including mold design and manufacture, precision press processing, precision plating, fusion and assembly, and alloy injection molding, we are working to expand our precision component processing businesses in Japan and other countries in East Asia.


Molded magnesium alloy cases for mobile phones
(Woojin Precision Industry Co., Ltd.) [Korea]



● Fuji Electronics
○ NMM Kurami Works
● Nikko Coil Center
● Nikko Shoji
● PNT Corporation
● Woojin Precision Industry
○● Nikko Woojin Precision Manufacturing (Suzhou)
● Nikko Fuji Precision (Wuxi)
● Nippon Mining Shanghai
● Nippon Mining Taiwan
● Fuji Electronics Dongguan
● Nippon Precision Technology (Malaysia)
● Nippon Mining Singapore

○ Precision rolling
● Precision processing
● Coil center and others

Operational Bases of the Metal Manufacturing Segment in East Asia

Precision Rolling



Kurami Works [Japan]
Rolled copper and special steel products



Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. [China]
Precision rolling, precision pressing for display components

Precision Processing



Fuji Electronics Co., Ltd. [Japan]
Precision plating, precision pressing



Woojin Precision Industry Co., Ltd. [Korea]
Magnesium alloy molding



Fuji Electronics Dongguan Co., Ltd. [China]
Assembly of display components



Nippon Precision Technology (Malaysia) Sdn. Bhd. [Malaysia]
Precision pressing for display components



Nikko Fuji Precision (Wuxi) Co., Ltd. [China]
Precision plating



PNT Corporation [Korea]
Tin plating

Coil Centers

Nikko Coil Center Co., Ltd. [Japan]



Nippon Mining Singapore Pte. Ltd. [Singapore]



Nippon Mining Taiwan Co., Ltd. [Taiwan]



Nippon Mining Shanghai Co., Ltd. [China]

Building an integrated system for precision rolling, plating and pressing in East Asia

In February 2006, Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd., in China's Jiangsu Province, began full-fledged precision rolling operations. Until then, precision rolling had only been done at Kurami Works, this company has a capability to operate both precision rolling and precision pressing in a combination as its feature. Using the precision rolling and precision processing technologies that Nippon Mining & Metals has accumulated over the years, this company manufactures such products as high-performance stainless steel strips for use in springs for IT and automotive parts, non-magnetic stainless steel strips and pressed products for display components to meet rapidly expanding demand in Chinese markets.

In addition, Nikko Fuji Precision (Wuxi) Co., Ltd. also in Jiangsu Province, held a ground-breaking ceremony for the construction of a new plant.

With an eye on increasing demand in East Asia, particularly China, Nippon Mining & Metals is implementing a strategy for the development of production and sales bases in the region. This strategy is designed to create an integrated manufacturing system involving precision pressing operations at Fuji Electronics Dongguan Co., Ltd. in Guangdong Province for the manufacture of display components, and operations at Nikko Fuji Precision (Wuxi) Co., Ltd., planning the manufacture of high-precision gold plated products for use in IT digital devices and automotive parts. And working closely with Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd., a system will become a powerful platform for precision rolling, plating and pressing in East Asia.

Technology Development

Under the principal management theme of "Resources Productivity Reform," the Nippon Mining & Metals Group is pursuing the technology developments outlined below in order to use resources more effectively, prevent global warming, and reduce environmental impacts.



O Development of copper recovery technology using bio-leaching technology

The Nippon Mining & Metals Group has established BioSigma S.A. jointly with Codelco S.A. the Chilean national copper company, to conduct research and development on the applications of biotechnologies to mining and smelting. This project, which is receiving the support of the government of the Republic of Chile, seeks to establish mining technology using microorganisms such as bacteria, through research activities in genetic engineering fields such as genomics, proteinomics, and bioinformatics.

Copper recovery process employing bio-mining technology


Bacteria culture/ inoculation
Adding sulfuric acid
Low-grade copper ore
Solvent containing copper
Refined copper



Heap leaching at copper mine in Chile

O Development of recycling technology

The Nippon Mining & Metals Group is developing processing technologies for metal scrap and industrial wastes, combining mining technologies such as separation and hydro-metallurgical process and pyro-metallurgy smelting.

O Development of new smelting technologies

Nippon Mining & Metals is actively engaged in developing a new copper smelting processe based on the hydro-metallurgical process, a more environmentally friendly and efficient next-generation smelting technology. In the development of hydro-metallurgical process for primary copper sulfide ores based on leaching technology (the Intec Copper Process) being pursued jointly with government and academic cooperation, and basic tests for the recovery of valuable metals have been completed. And trials of pilot plant are underway, with the aim of establishing a new processing flow for the separation of steel and sulfur involving the sorting and re-use of residues.



Pilot plant for hydro-metallurgical process copper smelting

O Development of high-performance copper alloys

Metal Manufacturing Company responds quickly to the rapidly changing demand in the market for electronic products with programs for improvement of existing materials (process development and improvement), and to technology trends in markets and applications with a program for development of new materials (comprehensive development of new alloys and alloy processing methods.) This collaboration in alloy and process development has resulted in innovative products, such as NKT322 "GIGALLOY®," which combines strength at the one gigapascal level with excellent bend formability, which were impossible to achieve with traditional copper alloys.

While engaging in such core business areas as petroleum and metals, the Nippon Mining Holdings Group also has independent operating companies conducting such businesses as information services, land transportation, titanium, electric cable and others, as well as functional support companies handling common administrative activities for the Nippon Mining Holdings Group.

Independent Operating and Functional Support Companies

Independent Operating Companies

Each independent operating company is committed to building up its business and earnings capacity to enhance corporate value.

Central Computer Services Co., Ltd. (an information services business) provides a wide range of IT solutions to clients inside and outside the Nippon Mining Holdings Group. Maruwn Corporation (land transportation business) is upgrading its services as a comprehensive logistics service provider, placing the highest priority on safety in operation and transportation. Toho Titanium Co., Ltd. (titanium manufacturing) is an integrated manufacturer of titanium, offering a broad product line ranging from titanium metals products to catalysts and electro-ceramic materials. Tatsuta Electric Wire and Cable Co., Ltd. (wire and cable business) is an integrated manufacturer active in the electronic materials and optical components markets.

Functional Support Companies

Common administrative tasks of the Nippon Mining Holdings Group, such as fundraising and materials procurement are efficiently conducted by functional support companies.

Functional support companies are underpinning the Nippon Mining Holdings Group, such as expeditious fundraising in response to needs at core businesses of the Group, and conducting an efficient and stable procurement of materials with taking advantage of the Group's scale of economies.

Nippon Mining Finance Co., Ltd.	Funds procurement
Nippon Mining Procurement Inc.	Materials procurement
Nippon Mining Research & Technology Co., Ltd.	Research/consulting
Nippon Mining Business Support Co., Ltd.	Administrative services
Nippon Mining Ecomanagement, Inc.	Environmental management

While viewing its larger mission in serving society as lying in the stable provision of "resources, materials, and energy," the Nippon Mining Holdings Group is actively engaged in environmental activities based on its "Five Promises to the Earth." The entire Group also supports the creation of a lively and positive society through assisting the development of cultural and sports activities, and engaging in philanthropic activities.

Nippon Mining Holdings Group Five Promises to the Earth

- **Identity** Our social mission is to make effective use of the Earth's precious resources.
- **Innovation** To promote the development of low-impact technologies, and contribute to the creation of a society with an environmentally-sound material cycle.
- **Integrity** To continue to contribute to coexistence in the global community and to operate in the spirit of protecting the global environment.
- **Collaboration** To work zealously to preserve the global environment and co-exist with the Earth's creatures.
- **Contribution** As a global citizen, to strive to work in harmony with the global society and contribute to social and economic development and a future of abundance.

Nippon Mining Museum

The Nippon Mining Museum exhibits materials from the hundred-year history of the constituent companies of the Nippon Mining Holdings Group. It includes not only priceless materials from the industrial history of mining and metal refining in Japan, but also exhibits conveying how the Group prospers together with local communities, as symbolized by the "Giant Stack," and the Group's philosophy of harmonizing with the global environment. Every year large numbers of visitors to the Hall, from surrounding communities or companies, as well as primary and secondary school students from Hitachi City (Ibaraki Prefecture) on field trips, come to appreciate the business activities and approach of the Nippon Mining Holdings Group.

JOMO Basketball Clinic

The JOMO Sunflowers are one of Japan's top women's basketball teams. The Basketball Clinic has begun since 1995, to deepen communication with citizens in the community and promote the enjoyment of basketball. At the ten-year mark in 2005, as part of a program to strengthen contributions to society and to respond to the hopes of basketball fans, a special team centered on former Olympians who played on the Japan team was formed and the frequency and coverage of the clinics have greatly expanded. In 2005, the Basket Ball Clinic was held at 69 locations across Japan, the smiling faces of 2,905 children learned the fun and beauty of basketball.

1. Nippon Mining Museum
2. JOMO Basketball Clinic
3. *A Bouquet of Fairy Tales* and some of the award-winning works
4. Forestry volunteers
5. Presentation of "*A Bouquet of Fairy Tales*" to Director-General of Forestry Agency
6. Cleanup volunteers


1
F42


2
JOMO
3

□□
□ JOMO Fairy Tale Award

The JOMO Fairy Tale Award is an annual competition in the creation of original fairy tales on the theme of "heart-to-heart contact." The 36th annual competition in 2005 welcomed 10,202 entries from members of the public, both adults and children. A collection of winning stories is published in a book called *"A Bouquet of Fairy Tales,"* which is donated to welfare institutions. In addition, the JOMO Children's Fund makes a donation to the Japan Council of Social Welfare.

□□
□ Forestry volunteers, contribution to Forestry Agency's campaign for Japanese trees

Under a "Mori no sato oya" (means foster of forest) contract signed in April 2005 with the Hara village in Nagano Prefecture, Japan Energy is cooperating in the management of the village's forests. One aspect of this activity is Group officers, staff, and their families participate as volunteers, working with citizens of the community, in tree planting and other forestry work in and around the "Hara-mura JOMO Ayumi-no-mori" forest.

Japan Energy also used "3.9 (sounds like "thank you" in Japanese) Paper" which is made from thinning timber, in the JOMO Fairy Tale Award collection, *"A Bouquet of Fairy Tales"* for its paper stock. 72 tons of paper are required annually for *"A Bouquet of Fairy Tales."* By using of 3.9 paper, 72 tons of thinning timber in the contacted forests of "Mori no sato oya" of Hara village are allowed to be used in paper materials. And its profits will be used for forest management in Hara village.

This activity was the first to be awarded the "3.9 Green Style Mark" for this initiative's contribution to the campaign of Japan's Forestry Agency to promote use of domestic lumber.

□□
□ Participation in activities to beautify local environments

To maintain the communication with the local communities surrounding its plants and offices, and to contribute to beautification efforts, the Nippon Mining Holdings Group is an active participant in clean-up campaigns and efforts to recover garbage and empty cans.

□□
□ Participation in international activities for environment and sustainability

Japan Energy participates in the United Nations Global Compact, which is an initiative of social responsibility setting forth ten principles concerning human rights, labour, the environment, and anti-corruption. Japan Energy is committed to strict observance of the United Nations Global Compact's ten principles as it puts its corporate principle "We Create Energy" into practice.

Nippon Mining & Metals is a member of the International Council on Mining and Metals, and striving to contribute to the sustainable development of the non-ferrous metals industry.

Under contract from the Japan International Cooperation Agency (JICA), Nippon Mining & Metals also send our own technicians to developing countries to help them deal with environmental problems caused by such as the closure of mines.

□□
□ Publication of social and environmental reports

Since 2004, Nippon Mining Holdings has published a group-wide environmental report presenting the entire Group's fundamental approaches and its efforts related to society and the environment. The core operating companies of the Nippon Mining Holdings Group also publish their own annual environmental reports, presenting their initiatives to reduce environmental impacts and promote good relations with local communities.




4


5


6

□Basic philosophy

To enhance corporate value with efficient management throughout the Group and the optimal allocation of management resources, the Nippon Mining Holdings Group respects the operating autonomy of each group company. The Group management is structured around basic management agreements between Nippon Mining Holdings, as a pure holding company, and its core business companies.

Basic philosophy of Nippon Mining Holdings with regard to corporate governance is to maintain effective control over the Group operations and ensure management transparency by essentially keeping operations separate from the Group management through the holding company system. Nippon Mining Holdings seeks to enhance corporate value and maintain sound corporate management, while respecting and building up harmonious relationships with its shareholders, employees and clients as well as local communities and all other stakeholders.

□Corporate governance system

(1) Composition and organizational operation of the Company

Nippon Mining Holdings has its own corporate auditors. All important management decisions on behalf of business companies within the Nippon Mining Holdings Group are made by the organizations of Nippon Mining Holdings such as the Board of Directors and the Executive Committee to maximize the benefits for the Group as a whole.

The Board of Directors and the Executive Committee met 22 and 27 times respectively during the year ended March 2006. The chairman of the Company also acts as the chairman of the Board of Directors.

As a rule, to create an effective corporate governance system within the Nippon Mining Holdings Group, majority of the Company's directors are full-time directors who devote to manage and supervise the Group management, independent of each business operation. The presidents of each group company responsible for the execution of core business activities also act as directors of the Company and report on the state of operations at their respective core business companies at meetings of the Board of Directors and the Executive Committee. The appointment of external directors is a matter for future discussion.

Three of the Company's four corporate auditors are external auditors, two of whom are full-time auditors (out of a total of three full-time auditors). The corporate auditors make up the Board of Auditors and monitor the execution of operations by directors through steps such as attending meetings of the Board of Directors. The corporate auditors also work in close cooperation with certified public accountants (independent auditors), the Company's internal auditing unit and corporate auditors at subsidiary companies. They use the audits conducted by independent auditors to enable them to conduct their own audits efficiently.

Some of the corporate auditors double as auditors for core business companies to ensure that audits are conducted efficiently on the entire Group. Full-time personnel are assigned to the Corporate Audit Office to provide support for the corporate auditors.

External auditors perform auditing activities based on the division of operations outlined in audit plan, as well as other corporate auditors. The results of each individual audit are reported and opened up to opinions during regular liaison meetings in an effort to share auditing data and expertise. All external auditors attend the majority of meetings of the Board of Directors.

This external auditor-oriented auditing structure provides the Company and the Group operating companies with all the auditing capabilities they need.

(2) Internal audit unit

The Company's internal audit unit is its Audit Division, which is staffed largely by full-time personnel. Based on its audit plan, the Audit Division conducts a program of audits each year covering the main Group companies and their business premises. The results are then reported to the representative directors and feedback on all items highlighted provided to senior management.

Cooperation between corporate and independent auditors takes the form of regular liaison meetings that also involve the Audit Division and revolve around reports and exchanges of opinions regarding the auditing structure, audit plans and audit results. In addition to sharing information with independent auditors during the aforementioned liaison meetings, the corporate auditors and the Audit Division also hold regular briefing sessions to discuss matters such as auditing and audit results.

Policy regarding areas such as planning, documentation and evaluation in relation to the internal control of the Nippon Mining Holdings Group as a whole is discussed and examined by the Group Internal Control Committee based on basic group management agreements between Nippon Mining Holdings and core business companies.

□Stakeholder measures

(1) Efforts to revitalize general meetings of shareholders and make it easier to exercise voting rights

Nippon Mining Holdings sends notifications of its general meetings of shareholders to all of its shareholders as early as possible. Following on from the previous year, notifications concerning this year's meeting (June 27, 2006) were sent out roughly three weeks in advance. Both Japanese and English notifications are available on the Company's website.

Nippon Mining Holdings is committed to ensuring that the general meeting of shareholders is not held on the peak date (the busiest day of the year when most companies hold their shareholders' meetings). The shareholders' meeting was held one day before the peak date in 2005, and two days before the peak date in 2006. The general meeting of shareholders in 2006 also saw the launch of the system to exercise the voting rights via the internet.

(2) Stepping up IR activities

In addition to releasing details of financial results and medium term management plan and organizing regular investor visits both in Japan and overseas at the initiative of top management, Nippon Mining Holdings also makes every effort to disclose any appropriate information regarding its corporate activities and financial situation on a timely basis, mainly through its IR Department. The Company also posts IR information such as

present and past results and financial data, annual reports and other financial results, shareholder notices, such as notifications of general meetings of shareholders and medium term management plan, on its website. In addition, every effort is made to actively and clearly disclose details of the Company's dividend policy, management and business strategy, business environment and products and services, as well as its progress in terms of tackling management issues. As the Nippon Mining Holdings Group is structured around a holding company system, steps are also taken to enhance information concerning individual business segments in particular.

Materials distributed at the analyst meetings and similar events are also made available via the Company's website as part of Nippon Mining Holdings' efforts to ensure the fair disclosure of information.

(3) Efforts geared towards respect for the position of stakeholders

The Nippon Mining Holdings Group Basic Compliance Regulations stipulate that all group companies must act in good faith towards their stakeholders in accordance with applicable laws and regulations, social norms and corporate ethics.

The Nippon Mining Holdings Group actively helps protect the environment at every stage of its business activities, including initiatives to reduce environmental impact, recycle resources and conserve resources and energy. Activities designed to establish trusting relationships with local communities are also implemented on a Group-wide basis, including culture and sports promotion programs and a range of employee volunteer activities. The Nippon Mining Holdings Group produces social and environmental reports detailing its environmental protection and CSR (corporate social responsibility) activities and makes them publicly available via its website.

The Nippon Mining Holdings Group actively strives to disclose information regarding management and business trends on a timely basis through sources such as the media and its website. Every effort is also made to share information with employees through measures such as management meetings and in-house newsletters.

□Basic philosophy and approach to internal control systems

(1) Basic philosophy

In addition to establishing an internal control system and promoting internal control under the supervision of the Internal Control Promotion Office, Nippon Mining Holdings is also discussing and examining policy in areas such as planning, documentation and evaluation in relation to the internal control of the Nippon Mining Holdings Group as a whole based on basic group management agreements between Nippon Mining Holdings and core business companies via its Group Internal Control Committee.

(2) Progress

With regard to the development of an internal control system, Nippon Mining Holdings set out an outline system to ensure that Company operations are carried out correctly in accordance with Article 362-4-6 of the Corporate Law and Article 100 of the Regulations for the Enforcement of the Corporate Law at a meeting of the Board of Directors on May 10, 2006. The basic policy behind this is to carry out ongoing reviews and any necessary improvements to the system to ensure that Company operations remain in accordance with the enactment, revision or abolition of relevant laws and regulations and reflect changes in social conditions.

In addition to introducing the Basic Compliance Regulations of the Nippon Mining Holdings Group in May 2006, the Company adopted an internal reporting system used previously by core business companies.

The Company has also decided to set up the Nippon Mining Holdings Group Compliance Committee in October 2006 to make its regulations more effective and further upgrade internal controls. This committee will lay down a policy for compliance education and awareness-raising, monitor and review the compliance record of each Group company, and operate its whistleblower function.

Under the Group's holding company system, each group company implements risk management measures tailored to suit the precise characteristics of its business activities. Overall responsibility for risk management rests with the holding company Nippon Mining Holdings, as part of its Group management activities.

□Other matters

(1) Takeover defense measures

Based on its holding company system, main aims of Nippon Mining Holdings are to enhance the overall corporate value of the Nippon Mining Holdings Group and to pursue directions and specific measures to ensure stable corporate management for the sake of the Company's shareholders, investors and other stakeholders. Nippon Mining Holdings is also looking into the introduction of appropriate measures to prevent corporate takeovers that could adversely affect the Company's corporate value.

(2) Other corporate governance related matters

To maintain effective control over the Group operations and ensure management transparency by keeping operations separate from the Group management, Nippon Mining Holdings has also implemented the following measures in addition to those outlined above.

As a result of decisions taken at the Nippon Mining Holdings Group management meetings held in April and October 2005, the Company took steps to unify awareness within the Group to fully accomplish the Group's medium term management plan. Nippon Mining Holdings has also approved budgets and business plan for core business companies' business activities and is monitoring their progress.

To enable fast decision making and to simplify the executive structure within core business companies in view of the substantial deregulation of corporate organizational design as a result of the Corporate Law coming into effect in May 2006, and to help increase management efficiency, the core business companies' Boards of Directors, Boards of Auditors and Committees of Executive Officers have been abolished and replaced with the Executive Committee at each company.

Nippon Mining Holding's Corporate Governance Structure (outline diagram)

(As of October 1, 2006)



OGroup Management: Nippon Mining Holdings
General Meeting of Shareholders
Certified Public Accountants (Independent auditors)
Auditing
Board of Directors
Majority of directors; full time
Auditing
Corporate Auditors (Board of Auditors)
Three out of four auditors; external
Corporate Audit Office
Supervision
Chairman of Board of Directors
Executive Committee
President and Representative Director
Strategic Council
IR Council
Council of Human Resources Development
Compliance Committee
Audit Division (Internal auditing)
Corporate staff
Internal Control Promotion Office
Management
(Basic group management agreements)
Group Management Council
Group Internal Control Committee
OBusiness operations: core business companies
Japan Energy
President & Representative Director
Executive Committee
Auditing
Certified public accountants (Independent auditors)
Statutory Auditors
Nippon Mining & Metals
President & Representative Director
Executive Committee
Auditing
Certified public accountants (Independent auditors)
Statutory Auditors

Matters that may have a material impact on the business of the Nippon Mining Holdings Group include those set out the following. Forward-looking statements made in these sections are, unless otherwise stated, judgments made by the Company as of June 27, 2006.

Risks Affecting the Entire Group

(1) Country risk relating to sources of raw-material supplies

The Group procures large quantities of raw materials outside Japan. In particular, it is almost entirely dependent on limited crude oil reserves in the Middle East and Indonesia, and on limited copper concentrate sources in South America, Southeast Asia and Australia. Country risk in those countries or regions, for example involving political instability, social unrest, deterioration in economic conditions, or changes in laws or policies, may have an impact on the Group's business performance.

(2) Risk associated with business operations in East Asian countries, particularly China

Sales of products such as copper, petrochemical products, electronic materials, and processed metal products made by the Group depend heavily on demand in East Asian countries, notably China, and the Group expects to achieve further business expansion in those regions.

In the event that, for whatever reason, there is a decline or other change in demand for Group products in these areas, it may have a material impact on the Group's financial condition and business performance.

(3) Risk relating to exchange rate fluctuation

Within the Group, receipts and payments arise from business transactions denominated in foreign currencies, and the Group also has substantial assets and liabilities denominated in foreign currencies. In consequence, fluctuations in exchange rates may affect the amounts of assets, liabilities, receipts and payments when converted into yen.

In addition, fluctuations in exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into yen.

(4) Risk relating to collaboration with third parties or business investment

The Group collaborates with third parties through joint ventures and other means, and also makes strategic investments in other companies in a variety of fields of business. These partnerships and investments play an important role in the Group's business, and in the event that, for various reasons, key joint ventures experience financial difficulties, or it is not possible to achieve the desired results from collaborative relationships or investments, this may have a material impact on the Group's financial condition and business performance.

(5) Risk relating to business restructuring

The Group is taking steps to reduce costs, centralize its business activities, and enhance efficiency. During the year under review, the Group posted a ¥13.6 billion loss in costs relating to structural reform centered on closure of electro-deposited copper foil production facilities in the United States, and it is possible that further substantial extraordinary losses relating to restructuring may arise in the future. It is possible that, as part of this business restructuring, there will be further restructuring relating to the electro-deposited copper foil business.

In the event that the Group is unable to execute this business restructuring appropriately, or that the restructuring does not achieve the envisaged improvements in the Group's business operations, this may have a material impact on the Group's financial condition and business performance.

(6) Risk relating to capital expenditures and investment and financing

Continuous capital expenditures, investment and financing are necessary for the ongoing maintenance and growth of the Group's business. However, it is possible that, for such reasons as inadequacy of cash flow, it may become difficult to implement these plans. In addition, it is possible that actual investment amounts will greatly exceed projections, and that projected earnings will not be forthcoming.

(7) Risk relating to environmental regulations

The Group's business is subject to a wide range of environmental regulations. These regulations impose expenses for environmental cleanups, and if environmental pollution were to occur, they would require the payment of fines and compensation, making it difficult to continue operations.

The Group's operations give rise to considerable quantities of waste water, gas emissions and waste matter, and unforeseen circumstances may cause the volumes of these discharges to rise above their permitted level. It is also possible that in the future these regulations will be applied more strictly or strengthened, and also that new environmental regulations will be implemented that give rise to additional cost burdens. The obligations and burdens imposed on the Group by these environmental regulations and standards may have a material impact on the Group's financial condition and business performance.

The Group has made due provision to reserves based on its expectation of the cost of environmental measures relating to soil purification, asbestos, and PCB (poly-chloride

biphenyl) operations, but if new or further measures become necessary due to toughened environmental laws or regulations, this could have a material impact on the Group's financial position or business performance.

(8) Risk relating to operations

The Group's business is exposed to a variety of risk relating to its operations, such as risk of fire, explosions, accidents, import or export restrictions, natural disasters, mine collapses, climatic or other natural phenomena, labor disputes, and restrictions on the transportation of raw materials or products. If any of these accidents, disasters, etc., were to occur, they could cause considerable loss.

The Group obtains insurance cover for accidents, disasters, etc., to the extent possible or appropriate, but notwithstanding this it is possible that compensation would not be obtained for all damage.

(9) Risk relating to intellectual property rights

For the execution of its business, the Group owns patents and other intellectual property rights of various kinds, but in certain circumstances it is possible that intellectual property rights may be difficult to obtain or their validity may be contested. It is also possible that Group corporate secrets may be disclosed or misused by a third party, or that as a result of the rapidity of technical progress, the protection afforded by intellectual property rights becomes inadequate with respect to technologies vital to the Group's business.

In addition, a claim from a third party of an infringement of intellectual property rights in regard to Group technologies may lead to the payment of substantial royalties or to the prohibition of use of the relevant technologies.

In cases such as those referred to above, in which the Group is unable to obtain, or make adequate use of, intellectual property rights for the conduct of its business, the Group's business performance may be affected.

(10) Risk relating to the management of personal information

The Group manages personal information in relation to business activities such as petroleum product sales, information services, and the accumulation of precious metals. The implementation of the measures necessary to protect that information may necessitate considerable expense. Furthermore, the disclosure or misuse of customers' personal information may have a material impact on the aforementioned business activities.

(11) Risk relating to interest-bearing liabilities

At the end of the term under review, the Group's interest-bearing liabilities totaled ¥684.7 billion, the debt-to-equity ratio was 1.46, and interest expenses totaled ¥11.0 billion for the term ended March 2006. The large size of these interest-bearing liabilities may restrict the business activities of the Group.

In addition, to make repayments of principal and interest relating to these liabilities, it may be necessary for the Group to raise funds by such means as additional borrowing, equity financing, and the sale of assets, but whether or not it is able to conduct this fund-raising will depend upon a variety of factors, such as the state of financial markets, the Company's share price, and whether or not there are buyers for the assets. Additionally, if interest rates rise either within Japan and overseas, the resultant increase in the interest burden may have a material impact on the Group's financial condition and business performance.

(12) Risk relating to assistance for affiliated companies

Within the Group, assistance to affiliated companies is provided in such forms as investment in capital, financing and guarantees, and it is intended to continue providing such assistance in the future. As of the end of the term ended March 2006, the Group had granted guarantees to third parties for ¥10.1 billion of the debt of affiliated companies other than consolidated subsidiaries. If these affiliated companies fail to pay back their liabilities, or their business condition deteriorates, this may have a material impact on the Group's financial condition and business performance.

(13) Risk relating to the impairment of fixed assets

The Group applied the Accounting Standard for the Impairment of Fixed Assets ("impairment accounting") for the term ended March 2005, prior to compulsory application on April 1, 2005. During the term ended March 31, 2006, the Group stated an impairment loss of ¥5.6 billion relating to electro-deposited copper foil production facilities in the Philippines. In the future, if factors such as changes in the business environment cause the profitability of assets to decline and make it unlikely that the amount of investment will be recovered, their book value will be lowered to reflect the likelihood of recovery, and it will be necessary to post.

The amount of the reduction as an impairment loss. This may impact on the Group's financial condition and business performance.

(14) Risk relating to Establishment of an Internal Control System

The Group is making every effort to strengthen and upgrade internal control systems, by stepping up compliance and risk management measures and setting up internal financial reporting frameworks including establishment of an internal control promotion office.

In cases where the Group's internal control system cannot function efficiently, or situations arise in which reliable disclosure cannot be guaranteed, there is a risk of collapse of confidence among our stakeholders and this could materially affect the financial position and business performance of the Group.

Risk by Segment

In April 2006, the Group merged its three core metal companies into a new entity, Nippon Mining & Metals. Our report on risk faced by the metal business group follows the new corporate structure.

Petroleum (Japan Energy Group)

(1) Risk relating to fluctuations in margins in petroleum business

The margins in the Group's petroleum business are determined by factors beyond the control of the Group, largely by the relationship between crude oil prices and the prices of petroleum products. The range of the fluctuation has been considerable, and this trend is expected to continue for the next several years.

Factors influencing crude oil prices include the exchange rate of the yen against the U.S. dollar, political situation in oil-producing regions, production adjustments by OPEC, and global demand for crude oil. Factors that influence the prices of petroleum products include demand for petroleum products, domestic petroleum-refining capacity and capacity utilization ratios, revisions of oil tariffs, the total number of service stations in Japan, and the number of self service stations.

The Group has decided to peg the prices of petroleum products to fluctuations in crude oil prices, but price competition and sluggish demand can make it difficult to raise the prices of petroleum products quickly. In consequence, this hinders the Group's ability to secure reasonable margins over the long term, which may have a material impact on the Group's financial condition and business performance.

In addition, a fall in crude oil prices would lead to a substantial decline in the market value of inventory assets compared with book value, and this may have a material impact on the Group's financial condition and business performance.

(2) Risk relating to sources of procurement of crude oil and petrochemical products

The Group procures all its crude oil from overseas, primarily in the Middle East. Some petrochemical products are procured abroad and in Japan. Factors such as changes in the political situation in oil-producing countries, or changes in the supply/demand balance for petrochemical products in Japan and abroad, could hamper procurement of crude oil and petrochemical products. Inability to secure an appropriate alternative supply may have a material impact on the Group's financial condition and business performance.

In the past, we procured 4.5 million kl of petrochemical products, approximately 20% of our total needs, from Fuji Oil Co., Ltd. However since April 2006, the figure has fallen to one third of its previous level. Accordingly we aim to increase output at Mizushima Oil Refinery (Okayama Prefecture) and Kashima Oil Refinery (Ibaraki Prefecture), as well as procure petrochemical products from outside suppliers.

(3) Risk relating to competition

In the petroleum business, the Group competes with numerous powerful oil companies both domestically and overseas, including some that have more extensive operations, larger market shares, and greater funds and resources than the Group. Competition with these companies is intense, and the inability of the Group to conduct operations efficiently in this competitive environment may have a material impact on its financial condition and business performance.

Metals (Nippon Mining & Metals Group)

(1) Risk relating to margins in copper smelting business

The Group's copper smelting business is that of a custom smelter that produces and sells refined copper, and the copper concentrate used as its raw material is purchased from mines overseas. The gross margin mainly comprises smelting margin and sales premium.

Smelting margins are determined by negotiations with the mines that produce copper concentrate, but in recent years there has been a tendency for the supply of copper concentrate to the market to be inadequate as a result of factors such as a gradual decrease in high-quality copper ore, oligopolization by mining majors, and strengthened integration of mining and smelting. These factors are being compounded by increasing demand from smelters in countries such as China and India. Although market supply conditions for copper concentrate have become less tight at the moment, in the buying market copper concentrate remains in short supply, placing downward pressure on smelting margins.

In addition, the Group's concentrate-purchasing contracts have been concluded in U.S. dollars, and the computation of smelting margins is required to partially reflect fluctuations in international prices of copper. Therefore, smelting margins are affected by fluctuations both in international copper prices and in the exchange rate of the yen against the U.S. dollar, and consequently they decline when international copper prices fall and when the yen appreciates in value.

Sales premiums, which are added to international prices of copper, are determined through negotiations with customers

after taking into consideration a variety of factors, such as tariffs on imports of copper, importation costs and product quality. In the future, international negotiations at the World Trade Organization (WTO) and in other forums may lead to Japan's import tariffs on copper being lowered or removed, which may have the effect of reducing sales premiums.

Reductions in margins of this kind may have a material impact on the Group's financial condition and business performance.

(2) Risk relating to the stable procurement of copper concentrate

The supply of copper concentrate to the market is becoming increasingly inadequate as a result of factors such as the gradual global decrease in high-quality copper ore, oligopolization by mining majors, and strengthened integration of mining and smelting. These factors are being compounded by increasing demand from smelters in countries such as China and India. Although market supply conditions for copper concentrate have become less tight at the moment, it is possible that supply-and-demand conditions for copper concentrate will grow tighter still.

In view of this situation, the Group has been investing in and financing overseas copper mines with the objective of assuring stable supplies of copper concentrate, and is currently procuring approximately 60% (in terms of copper volume) of its copper concentrate requirements for smelting from these mines.

However, any difficulties arising from the operation of the aforesaid mines that prevent the Group from procuring the copper concentrate necessary on the same terms and in the expected time frame may have a material impact on the Group's financial condition and business performance.

(3) Risk relating to factors such as demand fluctuations, technical innovation in the electronic materials and metal manufacturing businesses

Many customers for both the electronic materials business and metal manufacturing business are in the IT and consumer electronics equipment industries. In consequence, factors such as supply-and-demand conditions and price movements in those industries may have a material impact on the Nippon Mining Holdings Group's business performance. Additionally, if the Group is unable to respond appropriately to rapid technical innovation or changes in customer needs, this may have a material impact on the Group's financial condition and business performance.

(4) Risk relating to competition in the electronic materials business and metal manufacturing businesses

The electronic materials business and metal manufacturing businesses both face fierce competition, and some competitors in this field have powerful corporate strengths in comparison with those of the Group. In the field of electro-deposited copper foil in particular, a global production surplus has rendered the situation intensely competitive.

This competition may have a material impact on the Group's business performance.

(5) Risk relating to fluctuations in raw material procurement prices in the electronic materials and metal manufacturing businesses

The procurement prices of the raw materials used in the electronic materials and metal manufacturing businesses fluctuate in accordance with fluctuations in the market prices of metals and other materials. If increases in the procurement costs of these raw materials cannot be passed on in the form of higher product selling prices, or there is a decline in the market value of inventory compared with book value due to falling markets, there may be a material impact on the Group's business performance.

(6) Risk relating to environmental issues surrounding Gould Electronics (formerly our US subsidiary Nikko Materials USA)

In relation to environmental problems that arose in the past in its business activities, our subsidiary Gould Electronics, Inc. (formerly our US subsidiary Nikko Materials USA, Inc.; renamed February 2006), is a potential responsible party with regard to specific designated areas within the U.S. under U.S. environmental laws such as the Superfund Act. The ultimate financial burden the subsidiary will bear may depend on a numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial condition, and remedial methods and technologies.

In relation to this matter, Gould Electronics is providing reserves that it considers appropriate, but as a result of the factors referred to above, the actual amount of the burden may exceed these reserves, in which case the Group's business performance may be affected.

Financial Section

Major Consolidated Management Indicators

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

Millions of yen (except per share data)

Years ended March 31	2002	2003	2004	2005	2006
For fiscal years:					
Net sales	¥2,083,352	¥2,163,088	¥2,214,589	¥2,502,538	**¥3,026,262**
Operating income	27,748	40,256	50,397	125,608	**144,448**
Income before special items	25,405	36,968	53,737	148,055	**188,722**
Net income	306	3,652	14,854	50,577	**96,905**
Net income per share* [yen]	0.27	5.89	21.71	63.84	**113.87**
Diluted net income per share [yen]	—	—	—	—	**113.84**
As of:					
Total assets	¥1,695,883	¥1,628,723	¥1,572,529	¥1,580,144	**¥1,859,583**
Shareholders' equity	181,453	204,946	233,742	353,437	**467,479**
Interest-bearing liabilities	892,846	876,383	754,027	643,790	**684,736**
Equity ratio [%]	10.7	12.6	14.9	22.4	**25.1**
D/E ratio [times]	4.92	4.28	3.23	1.82	**1.46**
Shareholders' equity per share* [yen]	162.91	301.78	344.01	416.98	**551.36**
For fiscal years:					
Cash flows from operating activities	¥ 129,894	¥ 14,344	¥ 106,182	¥ 45,360	**¥ 24,258**
Cash flows from investing activities	(29,729)	(15,698)	4,530	(15,170)	**(37,594)**
Cash flows from financing activities	(159,346)	(17,568)	(115,794)	(38,734)	**11,962**

*Note: Earnings per share was calculated on the basis of the average number of shares outstanding during the term. That number is 789,164,998 for the term ended March 2005 and 847,046,824 for the term ended March 2006.
Shareholders' equity per share was calculated on the basis of the number of shares outstanding at term-end. That number was 847,132,246 as of March 31, 2005, and 847,047,065 as of March 31, 2006.

Net sales, income before special items, and net income

For the fiscal year ended March 31, 2006, Japan's economy remained on a steady recovery path on the back of an improvement in corporate earnings supported by increasing capital expenditures, favorable export growth and recovery in production.

Given the favorable business environment, the Group worked to further improve the Company and the Group's businesses, while at the same time moving to solve issues that needed to be addressed, such as the withdrawal from the zinc business, including the closure of the Toyoha Mine and of a U.S. electro-deposited copper foil factory.

In terms of business performance for the period under review, consolidated net sales increased 20.9% to ¥3,026.3 billion (US$25,762 million), and income before special items increased 27.5% to ¥188.7 billion (US$1,607 million). Moreover, excluding the impact on increase of profit in from inventory valuations due to higher crude oil and metals prices, income before special items for the period was ¥130.8 billion (US$1,113 million). Net income for the period increased 91.6% to ¥96.9 billion (US$825 million) in spite of losses associated with the closure of the U.S. electro-deposited copper foil factory and impairment losses recorded for fixed assets.


Net sales
(Billions of yen)
4,000
3,000
2,000
1,000
0
2,083.4
2,163.1
2,214.6
2,502.5
3,026.3
2002
2003
2004
2005
2006
Years ended March 31

Petroleum (Japan Energy Group)

Sales volumes of gasoline, naphtha, kerosene, light oil, heavy oil and other fuel oils were essentially flat from the previous fiscal year at 29.91 million kiloliters, while selling prices rose reflecting the persistently high level of crude oil prices. Although sales volumes of petrochemical products including aroma products (aromatic type) such as benzene and paraxylene declined, selling prices rose. Sales volumes of LPG also declined, while prices rose. On the other hand, lubricating oil recorded increases in both sales volumes and prices. Given the above, consolidated sales for the petroleum business as a whole rose 21.4% to ¥2,412.1 billion, while income before special items increased 12.8% year-on-year to ¥99.0 billion reflecting the positive impact of inventory valuations caused by the rise in crude oil prices.


Operating income
(Billions of yen)
200
150
100
50
0
27.7
40.3
50.4
125.6
144.4
2002
2003
2004
2005
2006
Years ended March 31

Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)

While refined copper demand remained firm as a whole, production at the Saganoseki Smelter and Refinery was lower because of construction to upgrade refining processes, and sales volumes were slightly lower than the previous fiscal year. On the other hand, selling prices were significantly higher reflecting sharp gains in international market prices. Ore purchasing conditions improved reflecting weaker demand in the first half of the fiscal year. Gold sales volumes were flat with the previous fiscal year, while silver sales volumes increased slightly over the previous fiscal year. Given the above, net sales for the resources and non-ferrous metals business grew 27.8% to ¥484.2 billion, while income before special items surged 51.4% to ¥70.3 billion reflecting rising metals prices with strong demand, an improvement in both sales conditions and ore purchasing conditions, and a significantly higher contribution from the equity in the investment in the Chile copper mining companies and the copper smelting company in South Korea.

Electronic Materials (Nikko Materials Group)

Treated rolled copper foil and thin film materials (target materials for semiconductors and flat panel displays) saw increased sales volumes on progress in inventory reductions for major demand segments and a recovery in demand for final products such as flat panel TVs, mobile phones and PCs, while product prices largely trended flat compared to the previous fiscal year. On the other hand, electro-deposited copper foil sales volumes declined, due to weak demand in the European and U.S. markets and intensified price competition in Southeast Asian low-end markets, while average product prices rose.

As a result of these trends, net sales for the electronic materials business rose 19.5% to ¥106.3 billion, while income before special items increased 25% year-on-year to ¥9.6 billion, mainly on improved pricing for electro-deposited copper foil, sales volume increases for products such as treated rolled copper foil and thin film materials, and increase of profit in inventory valuation.



Income before special items
(Billions of yen)
200
150
100
50
0
25.4
37.0
53.7
148.1
188.7
2002
2003
2004
2005
2006
Years ended March 31

Metal Fabrication (Nikko Metal Manufacturing Group)

The precision rolling business, consisting of rolled copper and special steel products, saw continued production adjustments due to excess inventories of IT-related products in the first half of the fiscal year. In the second half, increasing demand — mainly for mobile phones and PCs — supported sales volume growth of high value-added products such as rolled copper foils and special copper alloys, while special steel products such as materials for CRT related components of TV and monitors for PCs remained weak throughout the year due to the rising market share of LCDs. The precision processing business saw sales volume growth in the surface treatment business such as gold plating used in connectors and automobile components, while sales volumes in the precision pressed fabrication business were lower for CRT components.

As a result, consolidated net sales for the metal fabrication business increased by 2.2% to ¥55.5 billion, while income before special items declined 25.6% to ¥6.4 billion, mainly owing to weak sales of CRT related products.



Net income
(Billions of yen)
100
50
0
0.3
3.7
14.9
50.6
96.9
2002
2003
2004
2005
2006
Years ended March 31

Other Operations

(Independent Operating Companies and Functional Support Companies)

Central Computer Services Co., Ltd. (information services business) and other independent operating companies are working to expand their base of operations and improve profitability.

For fund procurement, administrative services, environmental management, research, consulting, materials procurement and other functions shared within the Group, functional support is provided by such companies as Nippon Mining Finance Co., Ltd., and these companies are working to make operations more efficient.

Revenues from Other Operations declined by 36.6% from the previous year, to ¥25.8 billion. Income before special items was posted in the amount of ¥2.8 billion, compared with a loss before special items of ¥2.0 billion for the fiscal year ended March 31, 2005.

*All above sales segmental amounts include inter-segment transactions amounting to ¥57.6 billion (¥46.5 billion for the fiscal year ended March 31, 2005).

Balance Sheet

Total assets rose by ¥279.4 billion during the reporting period, to stand at ¥1,859.6 billion (US$15,830 million) at term-end. This growth is attributable to a year-on-year rise in current assets of ¥229.3 billion owing mainly to an increase of ¥156.4 billion in inventories as a result of higher market prices for oil and non-ferrous metals, as well as an increase of ¥65.4 billion in trade receivables. The value of non-current assets was up by ¥50.1 billion over the previous term-end, as a result of a ¥55.8 billion increase in investments in securities which resulted from unrealized gain on marketable securities, as well as equity in income of affiliates, principally in copper mining companies.

Total liabilities were also up year-on-year, by ¥157.3 billion, at ¥1,346.1 billion (US$11,459 million), mainly as a result of an increase of ¥65.0 billion in trade payables due to the price rise in oil and non-ferrous metals, and year-on-year rises in interest-bearing liabilities of ¥40.9 billion, in deferred tax liabilities (long-term liabilities) of ¥16.4 billion, and in other accounts payable of ¥14.7 billion. Minority interests in consolidated subsidiaries increased by ¥8.1 billion over the previous term-end, to ¥46.0 billion (US$392 million).

Shareholders' equity rose ¥114.0 billion compared with the previous term-end, to ¥467.5 billion (US$3,980 million), principally as a result of the registration of net income in the amount of ¥96.9 billion.

As a result of the foregoing factors, the equity ratio (shareholders' equity as a percentage of total assets) improved by 2.7 points over the previous term-end, to 25.1%. The debt/equity ratio improved by 0.36 from the previous term-end, to 1.46.


Total assets
(Billions of yen)
2,000
1,500
1,000
500
0
1,695.9
1,628.7
1,572.5
1,580.1
1,859.6
2002
2003
2004
2005
2006
As of March 31

Cash Flows

Net cash provided by operating activities came to ¥24.3 billion (US$ 207 million), as positive factors including the posting of income before special items in the amount of ¥188.7 billion, ¥44.9 billion in depreciation and amortization, a year-on-year increase of ¥65.0 billion in trade payables, and ¥34.6 billion in interest and dividends received more than offset negative factors, including increases in inventories of ¥153.0 billion, and an increase of ¥60.2 billion in trade receivables, an outlay of ¥57.8 billion on income tax payment, and equity in income of affiliates of ¥51.0 billion.

Net cash used in investing activities amounted to ¥37.6 billion (US$320 million), as positive factors consisting of ¥11.3 billion in proceeds from sales or maturities of investments in securities, and proceeds from the sale of property, plant and equipment in the amount of ¥9.2 billion, were more than offset by payments of ¥57.9 billion for the acquisition of property, plant and equipment and intangible assets.

Net cash provided by financing activities amounted to ¥12.0 billion (US$102 million), as the negative factors of ¥8.5 billion in dividend payments to ordinary shareholders and ¥10.9 billion in dividend payments to minority shareholders were more than offset by the positive factor of ¥31.6 billion in cash inflow from loans received.

As a result, cash and cash equivalents at term-end increased by ¥1.4 billion over the start of the reporting term, to ¥63.9 billion (US$ 544 million) at term-end.


Interest-bearing liabilities
(Billions of yen)
900
800
700
600
500
0
892.8
876.4
754.0
643.8
684.7
2002
2003
2004
2005
2006
As of March 31

CONSOLIDATED BALANCE SHEETS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
As of March 31, 2005 and 2006

	Millions of Yen		Thousands of U.S.Dollars (Note1-A)
ASSETS	2005	2006	2006
Current Assets:			
Cash and cash equivalents	¥ 62,473	¥ 63,857	$ 543,603
Securities (Note 3)	9	1	9
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts of 900 million yen in 2005 and 873 million yen in 2006	268,286	333,731	2,840,989
Inventories	283,984	440,410	3,749,127
Other current assets	62,310	68,381	582,114
Total current assets	677,062	906,380	7,715,842
Investments and Long-term Loans:			
Investments in securities (Notes 3 and 6)	72,958	98,837	841,381
Investments in non-consolidated subsidiaries and affiliates (Note 4)	111,458	140,518	1,196,203
Long-term loans	18,785	14,954	127,301
Other investments	32,333	30,443	259,155
Total investments and long-term loans	235,534	284,752	2,424,040
Property, Plant and Equipment (Note 6):			
Land (Note 5)	287,882	283,930	2,417,043
Buildings and structures	400,854	404,274	3,441,508
Machinery and equipment	678,253	685,797	5,838,061
Construction in progress	5,799	16,656	141,789
	1,372,788	1,390,657	11,838,401
Less: Accumulated depreciation	(782,951)	(800,618)	(6,815,510)
Net property, plant and equipment	589,837	590,039	5,022,891
Intangible Assets and Deferred Charges	66,854	67,268	572,640
Deferred Tax Assets (Note 9)	10,857	11,144	94,867
Total Assets	¥1,580,144	¥1,859,583	$15,830,280
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowing (Note 7)	¥ 262,345	¥ 330,983	$ 2,817,596
Current portion of long-term debt (Note 7)	86,941	78,329	666,800
Trade payables:			
Notes and accounts	229,411	294,424	2,506,376
Excise tax	52,953	59,189	503,865
Accrued income taxes	37,379	35,958	306,104
Allowance for employee bonuses	7,661	8,548	72,768
Other current liabilities	80,159	113,588	966,952
Total current liabilities	756,849	921,019	7,840,461
Long-term Liabilities:			
Long-term debt (Note 7)	294,504	275,424	2,344,633
Allowance for retirement benefits (Note 8)	62,461	59,590	507,278
Accrued retirement benefits for corporate directors and auditors	1,610	1,495	12,727
Allowance for periodic repair works	15,891	15,726	133,872
Consolidation adjustment account	6,504	4,590	39,074
Other long-term liabilities	50,943	68,233	580,855
Total long-term liabilities	431,913	425,058	3,618,439
Minority Interest in Consolidated Subsidiaries	37,945	46,027	391,819
Commitments and Contingent Liabilities (Note 10)			
Shareholders' Equity:			
Common stock:			
Authorized - 3,000,000 thousand shares			
Issued - 848,462 thousand shares in 2005 and 2006	40,000	40,000	340,512
Capital surplus	201,382	192,948	1,642,530
Retained earnings	95,537	192,148	1,635,720
Surplus from land revaluation (Note 5)	(2,994)	(3,340)	(28,433)
Unrealized gain on marketable securities	23,022	39,471	336,010
Accumulated translation adjustment	(3,175)	6,682	56,883
Less:Treasury stock, at cost	(335)	(430)	(3,661)
Total shareholders' equity	353,437	467,479	3,979,561
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	¥1,580,144	¥1,859,583	$15,830,280

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S.Dollars (Note1-A)
	2004	2005	2006	2006
Net Sales	¥2,214,589	¥2,502,538	¥3,026,262	$25,761,999
Cost of Sales	1,974,059	2,202,409	2,712,989	23,095,165
Gross profit	240,530	300,129	313,273	2,666,834
Selling, General and Administrative Expenses	190,133	174,521	168,825	1,437,175
Operating income	50,397	125,608	144,448	1,229,659
Other Income (Expenses):				
Interest and dividend income	3,180	2,549	3,848	32,757
Interest expenses	(14,643)	(12,581)	(10,938)	(93,113)
Exchange gain (loss)	878	(509)	(25)	(213)
Equity in income of non-consolidated subsidiaries and affiliates	10,976	31,278	50,983	434,009
Amortization of consolidation adjustment account	4,623	5,178	2,119	18,039
Other, net	(1,674)	(3,468)	(1,713)	(14,583)
Income before special items	53,737	148,055	188,722	1,606,555
Special Profit (Loss):				
Gain on sales of investments in securities, net	2,431	17,606	7,156	60,918
Gain on maturities of investments in securities	8,454	—	—	—
Gain on proceeds from casualty insurance	—	—	2,706	23,036
Bad debt recovery	—	—	2,313	19,690
Gain on change in equity of consolidated subsidiary	—	7,000	—	—
Amortization of prior service cost	—	5,561	—	—
Loss on sales and disposal of property, plant and equipment, net	(8,212)	(9,082)	(1,222)	(10,403)
Impairment losses (Note 13)	—	(25,232)	(5,563)	(47,357)
Loss on write-down of investments in securities	(1,090)	(789)	(614)	(5,227)
Reorganization and restructuring costs (Note 14)	(28,030)	(20,726)	(13,586)	(115,655)
Provision for environmental remediation allowance	—	(3,408)	(4,269)	(36,341)
Provision for allowance for cost of disposal of unutilized property, plant and equipment	—	(2,489)	(1,002)	(8,530)
Provision for allowance for periodic repair works	—	—	(551)	(4,691)
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	—	(6,900)	—	—
Loss on redemption of bonds	—	(1,695)	—	—
Provision for allowance for doubtful accounts	(1,122)	(419)	—	—
Loss on write-down of goodwill	(3,182)	—	—	—
Other, net	(1,381)	(805)	(1,446)	(12,309)
Income before income taxes	21,605	106,677	172,644	1,469,686
Income Taxes:				
Current	15,800	42,331	59,189	503,865
Deferred	(12,938)	5,645	1,694	14,421
	2,862	47,976	60,883	518,286
Income before minority interest	18,743	58,701	111,761	951,400
Minority Interest in Earnings of Consolidated Subsidiaries	(3,889)	(8,124)	(14,856)	(126,466)
Net Income	¥ 14,854	¥ 50,577	¥ 96,905	$ 824,934

	Yen			U.S.Dollars (Note1-A)
	2004	2005	2006	2006
Net Income per Share:				
Basic	¥ 21.71	¥ 63.84	¥ 113.87	$ 0.97
Diluted	—	—	113.84	0.97
Cash Dividends per Share:	¥ 6.00	¥ 10.00	¥ 15.00	$ 0.13

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S.Dollars (Note1-A)
	2004	2005	2006	2006
Common Stock:				
Balance at beginning of year (2004, 2005 and 2006 - 848,462 thousand shares)	¥ 40,000	¥ 40,000	¥ 40,000	$ 340,512
Balance at end of year (2004, 2005 and 2006 - 848,462 thousand shares)	¥ 40,000	¥ 40,000	¥ 40,000	$ 340,512
Capital Surplus:				
Balance at beginning of year	¥149,307	¥149,320	¥201,382	$1,714,327
Gain on disposition of treasury stock	13	56,165	88	749
Cash dividends paid	—	(4,079)	(8,479)	(72,180)
Bonuses to directors	—	(24)	(43)	(366)
Balance at end of year	¥149,320	¥201,382	¥192,948	$1,642,530
Retained Earnings:				
Balance at beginning of year	¥ (21,406)	¥ 43,687	¥ 95,537	$ 813,288
Net income	14,854	50,577	96,905	824,934
Cash dividends paid	(2,720)	—	—	—
Bonuses to directors	(54)	(97)	(169)	(1,439)
Increase arising from change of consolidated subsidiaries	35	990	—	—
Increase arising from change of affiliates accounted for by equity method	1,440	—	—	—
Increase arising from merger of consolidated subsidiaries	156	—	4	34
Decrease arising from change of consolidated subsidiaries	(679)	(197)	(134)	(1,140)
Reclassification with surplus from land revaluation, net	52,061	577	5	43
Balance at end of year	¥ 43,687	¥ 95,537	¥192,148	$1,635,720
Surplus from Land Revaluation:				
Balance at beginning of year	¥ 51,413	¥ (2,350)	¥ (2,994)	$ (25,487)
Reclassification with retained earnings resulting from sales of land	(6)	(27)	17	145
Reclassification with retained earnings resulting from impairment losses	—	(550)	(22)	(187)
Reclassification with retained earnings resulting from split-off of petroleum business from the former Japan Energy Corp.	(49,719)	—	—	—
Reclassification with retained earnings resulting from split-off of electronic materials business from the former Japan Energy Corp.	(2,336)	—	—	—
Changes in related tax effects and surplus of affiliates	(1,702)	(67)	(341)	(2,904)
Balance at end of year	¥ (2,350)	¥ (2,994)	¥ (3,340)	$ (28,433)
Unrealized Gain on Marketable Securities:				
Balance at beginning of year	¥ 3,467	¥ 26,148	¥ 23,022	$ 195,982
Unrealized gain (loss) on marketable securities arising during period	22,681	(3,126)	16,449	140,028
Balance at end of year	¥ 26,148	¥ 23,022	¥ 39,471	$ 336,010
Accumulated Translation Adjustment:				
Balance at beginning of year	¥ 1,131	¥ (4,141)	¥ (3,175)	$ (27,028)
Translation adjustment	(5,272)	966	9,857	83,911
Balance at end of year	¥ (4,141)	¥ (3,175)	¥ 6,682	$ 56,883
Treasury Stock, at Cost:				
Balance at beginning of year	¥ (18,966)	¥ (18,922)	¥ (335)	$ (2,852)
Increase arising from purchases from shareholders or sales to market, net	44	18,587	(95)	(809)
Balance at end of year	¥ (18,922)	¥ (335)	¥ (430)	$ (3,661)
Total Shareholders' Equity at End of Year	¥233,742	¥353,437	¥467,479	$3,979,561

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S.Dollars (Note1-A)
	2004	2005	2006	2006
Cash Flows from Operating Activities:				
Income before income taxes	¥ 21,605	¥ 106,677	¥172,844	$1,469,686
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	45,862	47,726	44,871	381,978
Impairment losses	—	25,232	5,563	47,357
Equity in income of non-consolidated subsidiaries and affiliates	(10,976)	(31,278)	(50,983)	(434,009)
Gain on sales of investments in securities	(2,431)	(17,606)	(7,156)	(60,918)
Gain on maturities of investments in securities	(8,454)	—	—	—
Loss on write-down of investments in securities	1,090	789	614	5,227
Loss on sales and disposal of property, plant and equipment, net	8,212	9,082	1,222	10,403
Gain on change in equity of consolidated subsidiary	—	(7,000)	—	—
Reorganization and restructuring costs	28,030	20,726	13,586	115,655
Other, net	1,809	12,140	23,919	203,618
Changes in operating assets and liabilities:				
Trade receivables	(10,952)	(28,378)	(60,154)	(512,080)
Inventories	(3,320)	(62,859)	(153,037)	(1,302,775)
Trade payables	47,129	(9,311)	65,005	553,375
Accrued consumption tax	11,842	(7,200)	5,259	44,769
Other, net	(11,060)	10,102	21,124	179,826
Payment for income taxes	(9,573)	(22,649)	(57,775)	(491,828)
Payment for special retirement benefit	(2,631)	(833)	(444)	(3,780)
Net cash provided by operating activities	106,182	45,360	24,258	206,504
Cash Flows from Investing Activities:				
Decrease (Increase) in time deposits, net	(88)	382	(1,186)	(10,096)
Payments for acquisition of securities	(80)	—	—	—
Proceeds from sales or maturities of securities	1,242	418	9	77
Payments for acquisition of investments in securities	(1,172)	(15,857)	(6,129)	(52,175)
Proceeds from sales or maturities of investments in securities	21,461	29,135	11,270	95,939
Net proceeds from acquisition of investments in newly consolidated subsidiaries	—	1,905	1,682	14,319
Payments for long-term prepaid expenses	(1,403)	(648)	(1,679)	(14,293)
Proceeds from sales of investment in consolidated subsidiaries	612	—	—	—
Payments for acquisition of property, plant and equipment	(28,098)	(44,751)	(53,231)	(453,145)
Proceeds from sales of property, plant and equipment	10,576	13,548	9,162	77,994
Payments for acquisition of intangible assets	(4,017)	(3,120)	(4,628)	(39,397)
Decrease (Increase) in short-term loans, net	2,638	(508)	2,558	21,776
Payments for lending of long-term loans	(3,803)	(2,969)	(658)	(5,601)
Collection of long-term loans	7,602	10,135	5,194	44,216
Other, net	(940)	(2,840)	42	355
Net cash provided by (used in) investing activities	4,530	(15,170)	(37,594)	(320,031)
Cash Flows from Financing Activities:				
Increase (Decrease) in short-term borrowing, net	(8,084)	22,682	48,353	411,620
Increase in commercial paper, net	—	27,000	14,000	119,179
Proceeds from borrowing of long-term bank loans and other	101,067	10,271	66,836	568,962
Repayments of long-term bank loans and other	(206,019)	(125,770)	(97,638)	(831,174)
Payments for redemption of bonds	—	(57,400)	—	—
Proceeds from third-party share allotment of consolidated subsidiary	—	17,100	—	—
Proceeds from offering of treasury stock	—	74,840	—	—
Cash dividends paid	(2,720)	(4,079)	(8,479)	(72,180)
Cash dividends paid to minority interest	(1,027)	(3,011)	(10,876)	(92,585)
Other, net	989	(367)	(234)	(1,992)
Net cash provided by (use in) financing activities	(115,794)	(38,734)	11,962	101,830
Effect of exchange rate changes on cash and cash equivalents	(1,042)	101	1,623	13,817
Net Increase (Decrease) in Cash and Cash Equivalents	(6,124)	(8,443)	249	2,120
Cash and Cash Equivalents at Beginning of Year	76,294	71,347	62,473	531,821
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	1,083	988	1,129	9,611
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	94	—	6	51
Decrease in cash and cash equivalents related to subsidiary excluded from consolidation	—	(1,419)	—	—
Cash and Cash Equivalents at End of Year	¥ 71,347	¥ 62,473	¥ 63,857	$ 543,603

The accompanying notes are an integral part of these financial statements.

Note1-SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of NIPPON MINING HOLDINGS, INC. (the "Company") and its subsidiaries are prepared on the basis of generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain accounts and items reported in the consolidated financial statements that have been filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

The U.S. dollar amounts included in the consolidated financial statements are provided solely for the convenience of readers outside Japan, and are the arithmetical result of translating Japanese Yen to U.S. dollars at the rate of 117.47 Yen to 1 U.S. dollar, the rate prevailing as at March 31, 2006. The inclusion of such U.S. dollar amounts is solely for the convenience of the reader and is not intended to imply that Japanese Yen amounts have been or could have been converted, realized or settled in dollars at this rate or any other rate.

B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries that are controlled by the Company (hereinafter referred to as the "Company Group"). As of March 31, 2006, the Company had 112 consolidated subsidiaries. The consolidated financial statements for the fiscal year ended March 31, 2006 do not include the accounts of Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries as they were considered immaterial.

The investments in Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries are carried at cost, less any write-down deemed necessary, as they are considered immaterial in terms of the Company Group's total assets, net sales, net income and retained earnings.

All material inter-company transactions and accounts and unrealized inter-company profits are eliminated in the consolidated financial statements, and the portion thereof attributable to minority shareholders is credited to them.

The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

Investments in affiliates over which the Company and its consolidated subsidiaries have significant influence are accounted for under the equity method. The Company Group's consolidated income includes equity in the net income of those affiliates, after elimination of unrealized inter-company profits. As of March 31, 2006, the Company had 15 affiliates that are accounted for under the equity method. For the fiscal year ended March 31, 2006, the Company did not apply the equity method to its investments in certain affiliates as they were considered immaterial. The investments in these affiliates are carried at cost, less any write-down deemed necessary.

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with adjustments being made for significant transactions taking place in the intervening period.

C) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included currently in income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as accumulated translation adjustment in a separate component of shareholders' equity.

D) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

E) Investment Securities

The Company Group does not classify any of its investment securities as trading or held-to-maturity. Consequentially, the Company Group classifies all of investment securities as other securities. Other securities with readily determinable market values are carried at market value as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. The Company Group determines the cost basis of these securities based on moving average. Other securities that do not have readily determinable market values are stated at cost.

Significant declines in the value of other securities that are deemed unrecoverable are reflected currently in income.

F) Inventories

With respect to domestic consolidated subsidiaries:

- Petroleum inventories are stated at cost based on average method.
- Non-ferrous metals, electronic materials and metal fabrication inventories are stated at cost based on the first-in, first-out method.

Inventories held by the Company's foreign consolidated subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

G) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred.

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method, and is provided over the estimated useful lives as summarized below:

Buildings and structures	7-60 years
Machinery and equipment	3-15 years

H) Intangible Assets

Amortization of intangible assets, including software for internal use, is primarily computed using the straight-line method over their estimated useful lives.

I) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

J) Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

K) Allowance for Employee Bonuses

The allowance for employee bonuses is calculated and provided for based on estimated amounts of future payment attributable to the employee services that have been rendered to the date of the balance sheet.

L) Allowance for Retirement Benefits

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of the fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

M) Accrued Retirement Benefits for Corporate Directors and Auditors

Accrued retirement benefits for corporate directors and auditors are provided for based on the amounts that have accrued as at the balance sheet date, which are computed based on the Company's internal policy.

In 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries of the Company Group, and replaced it with a stock option program. Accordingly, no provision is made for the related retirement allowance account thereafter.

N) Leases

Finance leases, other than those under which ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases.

O) Derivative Financial Instruments and Hedge Accounting

The Company Group utilizes various derivative financial instruments to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. The Company's purchases of these hedging instruments are limited to, at maximum, the value or units of the items that are being hedged.

With respect to forward currency exchange contracts, currency options, currency swaps, interest rate swaps, interest rate caps, commodity forwards and commodity swaps, the Company does not perform hedge effectiveness assessment because the critical terms of the hedging instruments and those of the hedged items are the same and, as such, these instruments are expected to be highly effective.

In addition, when interest rate swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest rate swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

With respect to commodity options and a part of commodity swaps, the Company perform hedge effectiveness assessment by the method comparing the fluctuation of hedging techniques with that of hedged items.

Derivative financial instruments that are not designated as hedges are carried at market value, with changes in market value included in income for the period in which they arise.

P) Income Taxes

Provision for income taxes is computed based on income before income taxes and minority interest. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying value amounts and the tax bases of assets and liabilities.

Valuation allowance is established against deferred tax assets to the extent that it is likely than not that the deferred tax assets may not be realized within the foreseeable future.

The Company and its certain domestic wholly-owned subsidiaries have adopted the consolidated tax system of Japan since the fiscal year ended March 31, 2005.

Q) Appropriation of Retained Earnings and Capital Surplus

Cash dividends and bonuses to directors are recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders. Appropriation of Capital Surplus such as cash dividends is permitted under the Japanese law.

R) Net Income per Share

Net income per share is based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

Diluted net income per share assumes the dilution that could occur if stock acquisition rights to issue common stock were exercised with a stock option program and resulted in the issuance of common stock.

Note2-ACCOUNTING CHANGES AND ADOPTING NEW ACCOUNTING STANDARDS

A) For the fiscal year ended March 31, 2004.

None

B) For the fiscal year ended March 31, 2005.

(1) Valuation Method of Non-Ferrous Metals except for Gold, Silver, Platinum and Palladium, and of Electronic Materials

During the fiscal year ended March 31, 2005, the Company changed the accounting policy for inventory valuation of non-ferrous metals except for gold, silver, platinum and palladium, and of electronic materials, recorded at its domestic consolidated subsidiaries, from the last-in, first-out method to the first-in, first-out method.

The Company considered it necessary to use the first-in, first-out method to present a more appropriate financial position of the Company Group, thereby to reduce the widening difference between the book value of inventories and their market prices reflecting the recent higher volatilities in market prices of non-ferrous metals. The Company also considered that it would be better to bring the book value of inventories closer to their market value, reflecting the international accounting trends.

As a result of this change, inventories as of March 31, 2005, have increased by 7,125 million yen, operating income has increased by 7,206 million yen and income before special items and income before income taxes have increased by 7,125 million yen for the fiscal year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

(2) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets". This standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount that is measured as the higher of net selling price or value in use.

During the fiscal year ended March 31, 2005, the Company and its domestic consolidated subsidiaries adopted this standard. This is conformity with the provisions of the Accounting Standard which allow for adoption of the Accounting Standard from the fiscal year ended March 31, 2004.

As a result of this adoption, income before income taxes for the fiscal year ended March 31, 2005, decreased by 16,696 million yen. In addition, a certain foreign consolidated subsidiary recognized impairment losses of 8,536 million yen for the fiscal year ended March 31, 2005, in the income statements based on the requirements of accounting standards applicable to them.

The accumulated impairment loss was deducted from each asset's acquisition cost directly.

(3) Allowance for Retirement Benefits

Until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses based on amortization of straight-line method over a period (mainly 10 years) not exceeding the average remaining service period of participating employees present at the time when such gains or losses occurred. In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries changed the accounting policy to recognizing lump-sum actuarial gains or losses in the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.

In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries had drastically reformed the retirement benefit plans, including an introduction of defined contribution plan, concurrently with the transfer of substitutional portion of the government welfare pension program to the government.

Under those new plans, the actuarial gains or losses in the future are expected to be extremely low, which will be insufficient to offset the previous years' net actuarial losses. During the fiscal year ended March 31, 2005, in order to present a more appropriate financial position under these circumstances, it was inevitable for these subsidiaries to change the accounting policy for the recognition of actuarial gains or losses and make lump-sum recognition of the previous years' unrecognized net actuarial losses.

As a result of this change, net retirement benefit expenses have increased by 5,742 million yen, operating income and income before special items have increased by 1,158 million yen and income before income taxes has decreased by 5,742 million yen for the year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

C) For the fiscal year ended March 31, 2006.

None

Note3-MARKET VALUE OF SECURITIES AND INVESTMENTS IN SECURITIES

Market value of securities and investments in securities as of March 31, 2005 and 2006 were as follows:

Listed equity securities

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Acquisition cost	¥20,203	¥19,353	$164,748
Market value	57,891	83,996	715,042
Gross unrealized gain	¥37,688	¥64,643	$550,294

Bonds and other

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Amortized cost	¥ 9	¥ 117	$ 996
Market value	9	123	1,047
Gross unrealized gain	¥ 0	¥ 6	$ 51

Total

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Acquisition cost and amortized cost	¥20,212	¥19,470	$165,744
Market value	57,900	84,119	716,089
Gross unrealized gain	¥37,688	¥64,649	$550,345

The book values of unlisted investment securities as of March 31, 2005 and 2006 were 15,067 million yen and 14,719 million yen (125,301 thousand dollars), respectively.

Note4-INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Listed equity securities	¥ 19,616	¥ 22,027	$ 187,512
Unlisted equity securities	90,142	117,656	1,001,583
Other	1,700	835	7,108
Total	¥111,458	¥140,518	$1,196,203

Note5-LAND REVALUATION

Pursuant to the Law for Land Revaluation, the Company and the several domestic companies of group revalued their land used for business activities at March 31, 2000. The resultant adjustment was reflected, net of taxes, in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Note6-ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Investments in securities	¥ 27,533	¥ 18,071	$ 153,835
Property, plant and equipment (at net book value)	388,119	227,679	1,938,188
Cash and cash equivalents (Time deposits)	—	1,330	11,322
Other	—	499	4,248
Total	¥415,652	¥247,579	$2,107,593

Note7-SHORT-TERM BORROWING AND LONG-TERM DEBT

Short-term borrowing consists principally of bank overdrafts and commercial paper, bearing interest at annual rates from 0.10% to 7.30% as of March 31, 2006.

Short-term borrowing as of March 31, 2005 and 2006 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Banks, insurance companies and other	¥235,345	¥289,983	$2,468,571
Commercial paper	27,000	41,000	349,025
Total	¥262,345	¥330,983	$2,817,596

Long-term debt as of March 31, 2005 and 2006 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Payable to banks, insurance companies and other, with interest rates at 0.18% to 6.30% maturing serially through 2017:			
Collateralized	¥126,140	¥ 96,943	$ 825,258
Unsecured	255,305	256,810	2,186,175
	381,445	353,753	3,011,433
Less:Amounts due within one year	(86,941)	(78,329)	(666,800)
	¥294,504	¥275,424	$2,344,633

Annual maturities of long-term debt as of March 31, 2006 are as follows:

Fiscal years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 78,329	$ 666,800
2008	91,548	779,331
2009	48,208	410,386
2010	27,591	234,877
2011	63,009	536,384
2012 and thereafter	45,068	383,655
	¥353,753	$3,011,433

Note8-RETIREMENT BENEFITS

The Company Group has primarily defined benefit retirement plans covering substantially all employees.

A) Allowance for retirement benefits as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Projected benefit obligation	¥(105,793)	¥(107,716)	$(916,966)
Plan assets at fair value	37,686	43,798	372,844
Projected benefit obligation, net of plan assets	(68,107)	(63,918)	(544,122)
Unrecognized net transition liability	5,500	4,400	37,457
Unrecognized net actuarial losses	158	106	902
Unrecognized prior service cost	39	7	60
Prepaid pension cost	(51)	(185)	(1,575)
Liability recognized in consolidated balance sheets	¥ (62,461)	¥ (59,590)	$(507,278)

B) Net retirement benefit expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Service cost	¥ 4,358	¥3,572	¥3,692	$31,430
Interest cost on projected obligation	3,559	3,142	3,085	26,262
Expected return on plan assets	(2,294)	(1,890)	(2,037)	(17,340)
Amortization of unrecognized net transition liability	1,100	1,100	1,100	9,364
Amortization of unrecognized net actuarial loss *	4,248	6,758	(717)	(6,104)
Amortization of unrecognized prior service cost **	32	(5,529)	32	272
Net retirement benefit expenses ***	¥11,003	¥7,153	¥5,155	$43,884

* Effect of the change in accounting policy as noted in "Note2-B(3)", lump-sum recognition of unrecognized net actuarial loss, 6,900 million yen, is included in the fiscal year March 31, 2005.

** Effect of the reform of the retirement benefit plan, the decrease of 5,561 million yen in the past benefit obligation, is included in the fiscal year March 31, 2005.

*** In addition to the above "Net retirement benefit expenses", payment for special retirement benefit is included in the accompanying consolidated statements of income in the amount of 2,631 million yen, 833 million yen and 1,873 million yen (15,944 thousand dollars) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and payment for defined contribution pension plan is included in the amount of 415 million yen (3,533 thousand dollars) in the fiscal year ended March 31, 2006.

C) The assumptions used in the calculation of the above information were as follows:

	%		
	2004	2005	2006
Discount rate for obligations	2.5 - 6.25 (mainly 2.5)	2.5 - 6.0 (mainly 2.5)	2.5 - 11.0 (mainly 2.5)
Expected return on plan assets	1.0 - 9.0 (mainly 3.0)	1.0 - 9.0 (mainly 3.0)	2.5 - 5.5 (mainly 3.0)
The amortization period of prior service cost	mainly 1 year	mainly 1 year	mainly 1 year
The amortization period of net actuarial loss	mainly 10 years	mainly 1 year	mainly 1 year
The amortization period of net transition liability	10 years	10 years	10 years

Transfer of substitutional portion of employee pension plan to the government and reform the retirement benefit plans

The retirement plan of the Company Group had assumed certain portion of the Japanese government pension plan in addition to the retirement benefit plan of the Company Group.

One of the Company's major domestic consolidated subsidiaries applied for exemption for the payment of the benefits related to future employee services and received approval from the Minister of Health, Labor and Welfare on February 25, 2003. Based on the transitional treatment of "Practical Guideline for Accounting for Retirement Benefits (Interim Report)" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No.13), the subsidiary recognized gain as if the payment of the benefits related to employee services of substitutional portion were exempted and the government-specified portion of plan assets were transferred to the government on that day.

The Company's certain major domestic consolidated subsidiaries also obtained the final approval for a transfer of their substitutional plans to the government, which related to past employee services, from the Minister of Health, Labor and Welfare on October 1, 2004, and consequently made comprehensive revisions of their retirement benefit plans, including an introduction of defined contribution plan in the fiscal year March 31, 2005.

The amount of restoration related to past employee services was paid to the government on November 11, 2005.

Note9-INCOME TAXES

A) The components of deferred tax assets and liabilities other than deferred tax liability related to land revaluation as of March 31, 2005 and 2006 were as follows:

As of March 31, 2005	Millions of Yen
Net operating loss carryforward	¥ 28,448
Retirement benefit obligation	22,299
Eliminations of intercompany transactions	9,414
Securities	21,684
Impairment of land	6,602
Property, plant and equipment	3,667
Allowance for periodic repair works	4,494
Other investments	1,737
Accrued bonuses to employees	3,114
Accrued enterprise tax	3,420
Loss on shutdown of operation	4,152
Other	24,466
Subtotal	133,497
Valuation allowance	(69,732)
Total deferred tax assets	¥ 63,765
Land	¥ (33,711)
Unrealized gain on marketable securities	(14,336)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,022)
Reserve for losses on overseas investments	(1,880)
Undistributed earnings of an affiliate accounted for by equity method	(4,380)
Other	(2,492)
Total deferred tax liabilities	¥ (62,821)
Net deferred tax assets	¥ 944

As of March 31, 2006	Millions of Yen	Thousands of U.S. Dollars
Net operating loss carryforward	¥ 36,726	$ 312,642
Retirement benefit obligation	23,763	202,290
Eliminations of intercompany transactions	9,922	84,464
Securities	22,666	192,951
Land	15,551	132,383
Impairment of land	7,167	61,011
Property, plant and equipment	5,587	47,561
Allowance for periodic repair works	4,196	35,720
Other investments	1,669	14,208
Accrued bonuses to employees	3,476	29,591
Accrued enterprise tax	2,538	21,606
Loss on business withdrawal	6,399	54,473
Other	29,244	248,948
Subtotal	168,904	1,437,848
Valuation allowance	(90,608)	(771,329)
Total deferred tax assets	¥ 78,296	$ 666,519
Land	¥ (46,666)	$ (397,259)
Unrealized gain on marketable securities	(25,657)	(218,413)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,123)	(52,124)
Reserve for losses on overseas investments	(1,261)	(10,735)
Undistributed earnings of an affiliate accounted for by equity method	(6,925)	(58,951)
Other	(2,918)	(24,840)
Total deferred tax liabilities	¥ (89,550)	$ (762,322)
Net deferred tax liabilities	¥ (11,254)	$ (95,803)

B) Reconciliation of statutory tax rate and the effective income tax rate for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

2004	
Statutory tax rate	42.0%
Increase (Decrease) in taxes resulting from:	
Eliminations of dividend income	21.7
Adjustment of valuation allowance	8.0
Equity in income of non-consolidated subsidiaries and affiliates	(21.4)
Different tax rates applied to foreign subsidiaries	(11.5)
Adjustment of unrealized gain eliminated in consolidation	(8.3)
Amortization of consolidation adjustment account	(7.9)
Use of deferred tax assets provided for valuation allowance	(6.1)
Other	(3.3)
Effective income tax rate	13.2%

2005	
Statutory tax rate	40.7%
Increase (Decrease) in taxes resulting from:	
Eliminations of dividend income	1.8
Adjustment of valuation allowance	13.7
Equity in income of non-consolidated subsidiaries and affiliates	(11.9)
Different tax rates applied to foreign subsidiaries	(2.4)
Amortization of consolidation adjustment account	(1.9)
Deferred tax liabilities for undistributed earnings of an affiliate accounted for by equity method	4.1
Other	0.9
Effective income tax rate	45.0%

2006	
Statutory tax rate	40.7%
Increase (Decrease) in taxes resulting from:	
Eliminations of dividend income	1.1
Adjustment of valuation allowance	3.1
Equity in income of non-consolidated subsidiaries and affiliates	(12.0)
Deferred tax liabilities for undistributed earnings of an affiliate accounted for by equity method	4.4
Other	(2.0)
Effective income tax rate	35.3%

Note10-COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and contingent liabilities as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Contingent liabilities based on debt assumption agreements	¥25,200	¥21,700	$184,728
Notes receivable discounted	47	28	238
Debt guarantees:			
Non-consolidated subsidiaries and affiliates	7,480	5,334	45,408
Other companies and employees	5,602	4,722	40,197
Total	¥38,329	¥31,784	$270,571

Note11-*LEASE*

Financing lease transactions whose ownership are not to be transferred were as follows:

A) Lessee

(1) Estimated purchase cost, estimated accumulated depreciation, estimated accumulated impairment losses, and estimated book value of the leased assets as of March 31, 2005 and 2006 were as follows:

	Millions of Yen			
As of March 31, 2005	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥5,827	¥2,747	¥ 52	¥3,028
Other	910	550	54	306
Total	¥6,737	¥3,297	¥106	¥3,334

	Millions of Yen			
As of March 31, 2006	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,221	¥3,435	¥ 52	¥3,734
Other	1,119	660	54	405
Total	¥8,340	¥4,095	¥106	¥4,139

	Thousands of U.S. Dollars			
As of March 31, 2006	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	$61,471	$29,242	$442	$31,787
Other	9,526	5,618	460	3,448
Total	$70,997	$34,860	$902	$35,235

The above estimated purchase cost includes related interest expenses.

(2) Lease payments due under the financing lease transactions as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Due within one year	¥1,169	¥1,379	$11,739
Due after one year	2,261	2,825	24,049
Total	¥3,430	¥4,204	$35,788

The above obligations included the allowance for Impairment losses on leased assets of 96 million yen and 65 million yen (553 thousand dollars) as of March 31, 2005 and 2006.

The above obligations under finance leases included related interest expenses.

(3) Lease expenses, reversal of allowance for impairment loss on leased assets, estimated depreciation expenses, and impairment losses for the fiscal years ended March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Lease expenses	¥4,614	¥1,575	$13,408
Reversal of allowance for impairment losses on leased assets	10	31	264
Estimated depreciation	4,604	1,544	13,144
Impairment losses	106	—	—

(4) Method of calculation of amount of estimated depreciation
Depreciation is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.

B) Lessor
(1) Purchase cost, accumulated depreciation, and book value of the leased assets as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		
As of March 31, 2005	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥5,608	¥3,478	¥2,130
Other	695	454	241
Total	¥6,303	¥3,932	¥2,371

	Millions of Yen		
As of March 31, 2006	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥5,140	¥3,252	¥1,888
Other	516	383	133
Total	¥5,656	¥3,635	¥2,021

	Thousands of U.S. Dollars		
As of March 31, 2006	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	$43,755	$27,684	$16,071
Other	4,393	3,260	1,133
Total	$48,148	$30,944	$17,204

(2) Lease revenues due under the financing lease transactions as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Due within one year	¥1,101	¥ 809	$ 6,887
Due after one year	1,903	1,490	12,684
Total	¥3,004	¥2,299	$19,571

The above claims under finance leases included related interest income.

(3) Lease incomes and depreciation for the fiscal years ended March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Lease incomes	¥1,294	¥1,008	$8,581
Depreciation	879	752	6,402

Note12-UNREALIZED GAINS (LOSSES) ON DERIVATIVES

The Company Group utilizes various derivative financial instruments in order to offset the risks of assets and liabilities due to fluctuations in commodity prices, foreign currency exchange rates and interest rates and applies hedge accounting. The Company Group does not utilize derivative instruments for speculative purposes.

Principal hedging techniques and items hedged are as follows;

Techniques	Hedged Items
Forward currency contracts and currency option contracts	Import and export of inventories and products
Currency swap contracts	Long-term debt, Borrowings
Interest rate swap contracts and interest rate cap contracts	Long-term debt, Borrowings, Loans
Commodity forward contracts, commodity swap contracts and commodity option contracts	Purchase of inventories and sale of products

Unrealized gains (losses) on derivatives as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Currency-related transactions	¥(125)	¥(22)	$(187)
Interest rate-related transactions	(60)	(62)	(528)
Total-unrealized losses	¥(185)	¥(84)	$(715)

The amounts presented above exclude derivatives accounted for as hedges.

Note13-IMPAIRMENT LOSSES

For the year ended March 31, 2005 and 2006, the Company Group recognized impairment losses on fixed assets related to the significant decline in the market value of its land as well as to the overall deterioration of its business environment, which consisted of the following:

For the fiscal year ended March 31, 2005	Millions of Yen
Unutilized assets (land, buildings and the other)	¥ 8,763
Assets for rent (land, buildings and the other)	3,411
Assets for Petroleum business (land, buildings and the other)	1,005
Assets for Electronic Materials business (goodwill, buildings and the other)	3,517
Domestic subtotal	16,696
Assets for Electronic Materials business (goodwill and the other)	8,536
Overseas subtotal	8,536
Total	¥25,232

In Japan, the recoverable amounts of the assets for Petroleum business and Electronic Materials business and the assets for rent were primarily measured as value in use equivalent to their future cash flows discounted at 5%, with the unutilized assets' measured as net selling price.

In the overseas, the recoverable amounts of the assets for Electronic Materials business were measured as value in use equivalent to their future cash flows discounted at 11%.

For the fiscal year ended March 31, 2006	Millions of Yen	Thousands of U.S. Dollars
Unutilized assets (land, buildings and the other)	¥1,152	$ 9,807
Assets for rent (land, buildings and the other)	137	1,166
Assets for Petroleum business (land, buildings and the other)	526	4,478
Assets for Resources and Non-Ferrous Metals business (buildings and the other)	538	4,580
Domestic subtotal	2,353	20,031
Assets for Electronic Materials business (buildings and the other)	3,210	27,326
Overseas subtotal	3,210	27,326
Total	¥5,563	$47,357

In Japan, the recoverable amounts of the assets for Petroleum business and Resources and Non-Ferrous Metals business and the assets for rent were primarily measured as value in use equivalent to their future cash flows discounted at 5%, with the unutilized assets' measured as net selling price.

In the overseas, the recoverable amounts of the assets for Electronic Materials business were measured as value in use equivalent to their future cash flows discounted at 10%.

Note14-REORGANIZATION AND RESTRUCTURING COSTS

Reorganization and restructuring costs comprises mainly payment for special retirement benefit of 2,631 million yen and restructuring costs associated with continuing reorganization of 25,399 million yen for the fiscal year ended March 31, 2004.

For the fiscal year ended March 31, 2005, it comprises special loss related to shut down of a domestic mine of 11,504 million yen, restructuring costs of electronic materials business in U.S.A. of 3,833 million yen and closing costs of convenience stores of 1,088 million yen.

For the fiscal year ended March 31, 2006, it comprises restructuring costs of electronic materials business in U.S.A. of 11,309 million yen (96,271 thousand dollars) and special loss related to shut down of a domestic mine of 1,380 million yen (11,748 thousand dollars).

Note15-STOCK OPTION PLAN

In 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries of the Company Group, and replaced it with a stock option program.

At the general meeting of shareholders and the subsequent meeting of the Board of Directors of the Company held on June 28, 2005, the Company resolved the issuance of stock acquisition rights at no cost for the directors and officers of the Company and its core subsidiaries as stock-based compensation plan. The total number of shares corresponding to the aforesaid stock acquisition rights is 362,000 shares of common stock of the Company. The options will be granted at 1 yen per share as an exercise price of the Company's common stock, and are exercisable from July 2, 2005 to June 30, 2025.

Under the newly implemented Corporate Law in 2006, stock acquisition rights as stock options issued to the Company's directors are deemed to be part of directors' compensations. At the general meeting of shareholders held on June 27, 2006, The Company resolved the issuance of the stock acquisition rights for the directors of the Company as stock-based compensation plan in an aggregate annual amount of maximum 80 million yen. The details of the abovementioned plan, and the issuance of the stock acquisition rights for persons other than the Company's directors shall be resolved by the Company's Board of Directors pursuant to the provisions set forth in the Corporate Law.

Note16-SEGMENT INFORMATION

The operations of the Company Group for the fiscal years ended March 31, 2004, 2005 and 2006 were summarized by product group as follows:

	Millions of Yen							
As of and for the fiscal year ended March 31, 2004	Petroleum (Japan Energy Group)	Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥1,745,635	¥295,571	¥ 71,192	¥41,721	¥ 60,470	¥2,214,589	¥ —	¥2,214,589
Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	—
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating income (loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (loss) before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737
Identifiable assets, depreciation and amortization, and capital expenditures								
Assets	992,485	313,574	107,336	57,014	208,566	1,678,975	(106,446)	1,572,529
Depreciation and amortization	26,605	7,021	6,401	2,812	3,105	45,944	(82)	45,862
Capital expenditures	13,835	7,718	3,809	2,289	3,938	31,589	18	31,607

	Millions of Yen							
As of and for the fiscal year ended March 31, 2005	Petroleum (Japan Energy Group)	Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥1,979,823	¥357,989	¥ 86,094	¥47,958	¥ 30,674	¥2,502,538	¥ —	¥2,502,538
Inter-group	6,534	20,732	2,887	6,360	10,002	46,515	(46,515)	—
Total	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating costs and expenses	1,894,045	362,046	78,959	45,696	43,170	2,423,916	(46,986)	2,376,930
Operating income (loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (loss) before special items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures								
Assets	1,049,616	306,573	111,044	60,690	264,945	1,792,868	(212,724)	1,580,144
Depreciation and amortization	31,038	6,987	5,874	2,641	1,241	47,781	(55)	47,726
Impairment losses	10,860	1,213	12,053	—	90	24,216	1,016	25,232
Capital expenditures	29,964	6,980	5,141	3,747	1,403	47,235	52	47,287

As of and for the fiscal year ended March 31, 2006	Millions of Yen							
	Petroleum (Japan Energy Group)	Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥2,407,824	¥455,061	¥102,684	¥48,374	¥ 12,319	¥3,026,262	¥ —	¥3,026,262
Inter-group	4,247	29,089	3,638	7,162	13,467	57,603	(57,603)	—
Total	2,412,071	484,150	106,322	55,536	25,786	3,083,865	(57,603)	3,026,262
Operating costs and expenses	2,313,297	457,329	95,130	49,391	24,365	2,939,512	(57,698)	2,881,814
Operating income	98,774	26,821	11,192	6,145	1,421	144,353	95	144,448
Income before special items	99,044	70,281	9,649	6,376	2,812	188,162	560	188,722
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures								
Assets	1,196,316	453,755	135,478	68,135	408,756	2,262,440	(402,857)	1,859,583
Depreciation and amortization	30,148	6,671	5,081	2,616	404	44,920	(49)	44,871
Impairment losses	1,740	544	3,210	—	69	5,563	—	5,563
Capital expenditures	34,758	11,517	5,994	4,809	446	57,524	145	57,669

As of and for the fiscal year ended March 31, 2006	Thousands of U.S. Dollars							
	Petroleum (Japan Energy Group)	Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	$20,497,353	$3,873,849	$ 874,130	$411,799	$104,868	$25,761,999	$ —	$25,761,999
Inter-group	36,153	247,629	30,969	60,969	114,643	490,363	(490,363)	—
Total	20,533,506	4,121,478	905,099	472,768	219,511	26,252,362	(490,363)	25,761,999
Operating costs and expenses	19,692,662	3,893,156	809,824	420,457	207,413	25,023,512	(491,172)	24,532,340
Operating income	840,844	228,322	95,275	52,311	12,098	1,228,850	809	1,229,659
Income before special items	843,143	598,289	82,140	54,278	23,938	1,601,788	4,767	1,606,555
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures								
Assets	10,184,013	3,862,731	1,153,299	580,020	3,479,663	19,259,726	(3,429,446)	15,830,280
Depreciation and amortization	256,644	56,789	43,254	22,270	3,439	382,396	(418)	381,978
Impairment losses	14,812	4,631	27,326	—	588	47,357	—	47,357
Capital expenditures	295,888	98,042	51,026	40,938	3,797	489,691	1,234	490,925

(Note)

A) As noted in "Note2-B(1)," in the fiscal year ended March 31, 2005, the Company's certain domestic consolidated subsidiaries changed the inventory valuation method of non-ferrous metals except gold, silver, platinum and palladium, and of electric materials from the last-in, first-out method to the first-in, first-out method.

As a result of this change, inventories as of March 31, 2005 have increased by 2,312 million yen, operating costs have decreased by 2,312 million yen and operating income and income before special items have increased by the same amount for the Resources and Non-Ferrous Metals segment and inventories as of March 31, 2005 have increased by 4,813 million yen, operating costs have decreased by 4,894 million yen, operating income has increased by the same amount and income before special items has increased by 4,813 million yen for the Electronic Materials segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

B) As noted in "Note2-B(3)," until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses based on amortization of straight-line method over a period (mainly 10 years) not exceeding the average remaining service period of participating employees present at the time when such gains or losses occurred. In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries changed the accounting policy to recognizing lump-sum actuarial gains or losses at the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.

As a result of this change, in the fiscal year ended March 31, 2005, operating costs have decreased by 1,193 million yen and operating income and income before special items have increased by the same amount for the Petroleum segment and operating costs have increased by 35 million yen and operating income and income before special items have decreased by the same amount for the Electronic Materials segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Note17-SUBSEQUENT EVENTS

On June 27, 2006, the General Shareholders' Meeting of the Company approved the following appropriation of Retained Earnings.

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends (15.00 yen per share)	**¥12,715**	**$108,240**

Report of Independent Auditors

To the Board of Directors of
Nippon Mining Holdings, Inc.
We have audited the accompanying consolidated balance sheets of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

As described in Note 2, effective for the year ended March 31, 2005, Nippon Mining Holdings, Inc. and its subsidiaries changed their accounting policy for valuation method of non-ferrous metals except for gold, silver, platinum and palladium, and of electronic materials, accounting standard for impairment of fixed assets and allowance for retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan
June 27, 2006

Group Companies

(As of March 31, 2006)

●・・・Equity-method affiliated company

Classification of the business segments in Financial Section (p51-75) is based on this page.

Petroleum (Japan Energy Group)

	percentage of voting rights
Japan Energy Corporation	100.0%
Japan Energy Development Co., Ltd.	100.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	100.0%
Southern Highlands Petroleum Co., Ltd.	80.0%
Kashima Oil Co., Ltd.	70.7%
Kashima Aromatics Co., Ltd.	100.0%
JOMO-NET Sapporo Co., Ltd.	100.0%
JOMO-NET Tohoku Co., Ltd.	100.0%
JOMO-NET Kitakanto Co., Ltd.	100.0%
JOMO-NET Higashitokyo Co., Ltd.	100.0%
JOMO-NET Nishitokyo Co., Ltd.	100.0%
JOMO-NET Minamikanto Co., Ltd.	100.0%
JOMO-NET Tokai Co., Ltd.	100.0%
JOMO-NET Kansai Co., Ltd.	100.0%
JOMO-NET Sanyo Co., Ltd.	100.0%
JOMO-NET Kyushu Co., Ltd.	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
Asia Corporation	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
Japan Energy (Singapore) PTE. LTD.	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Petrocokes, Ltd.	85.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.5%
Nippon Tanker Co., Ltd.	100.0%
Nichiyo Engineering Corporation	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
Nikko Real Estate Co., Ltd.	100.0%
● Abu Dhabi Oil Co., Ltd.	31.3%
● United Petroleum Development Co., Ltd.	35.0%

Resources and Non-Ferrous Metals (Nippon Mining & Metals Group)

	percentage of voting rights
Nippon Mining & Metals Co., Ltd.	100.0%
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Nikko Smelting & Refining Co., Ltd	100.0%
Pan Pacific Copper Taiwan Co., Ltd.	100.0%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Changzhou Jinyuan Copper Co., Ltd.	58.0%
Kurobe Nikko Galva Co., Ltd.	91.1%
Nikko Shoji Co., Ltd.	100.0%
Nikko Shoji Taiwan Co., Ltd.	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	75.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LS-Nikko Copper Inc.	49.9%
● Hitachi Wire Rod Co., Ltd.	20.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	32.7%
● Toho Titanium Co., Ltd.	37.7%

Electronic Materials (Nikko Materials Group)

	percentage of voting rights
Nikko Materials Co., Ltd.	100.0%
Nikko Materials USA, Inc.	100.0%
Gould International GmbH	100.0%
Nikko Materials Philippines Inc.	100.0%
Nikko Metal Plating Co., Ltd.	100.0%

Metal Fabrication (Nikko Metal Manufacturing Group)

	percentage of voting rights
Nikko Metal Manufacturing Co., Ltd.	100.0%
Fuji Electronics Co., Ltd.	98.7%
Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Woojin Precision Industry Co., Ltd.	96.7%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nippon Mining Singapore Pte. Ltd.	100.0%
Nippon Mining Taiwan Co., Ltd.	100.0%
Nippon Mining Shanghai Co., Ltd.	100.0%
● PNT Corporation	40.0%

Other (Independent Operating Companies and Functional Support Companies)

	percentage of voting rights
Central Computer Services Co., Ltd.	95.5%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
● Maruwn Corporation	44.0%
● am/pm JAPAN Co., Ltd.	20.0%

Corporate Data

■Nippon Mining Holdings / Corporate Profile (As of March 31, 2006)

Corporate Name	Nippon Mining Holdings, Inc.
Head Office	2-10-1, Toranomon, *Minato*-ku, Tokyo, Japan 105-0001
Founded	September 27, 2002
Capital	¥40.0 billion (As of August 2006, capital increased to ¥73.92 billion)
Date for the Settlement of Accounts	March 31

■Board of Directors and Corporate Auditors (As of June 27, 2006)

Chairman and Representative Director

Yasuyuki Shimizu

President and Representative Director

Mitsunori Takahagi

Directors

Kazuo Oki
Fumio Ito
Kiyonobu Sugiuchi
Nobuyuki Yamaki
Isao Matsushita (non-executive)
Masanori Okada (non-executive)
Toru Kihara (non-executive)
Yukio Uchida (non-executive)

Auditors

Sota Kobayashi
Shinji Ono
Koichi Seno
Shigetake Ogata (non-executive)

Senior Officer

Tomoyuki Urabe

■Organization of Nippon Mining Holdings (As of October 1, 2006)


Board of Directors
Chairman of Board of Directors
President and Representative Director
Executive Committee
Board of Auditors
Corporate Auditors
Corporate Audit Office
Advisory Bodies
Strategic Council
IR Council
Council of Human Resources Development
Compliance Committee
Finance Group
Corporate Planning & Control Group
Technology & Development Group
Auditing Group
Audit Division
IR & General Administration & Public Relations Group
Nippon Mining Management Collage
Administration Office
Internal Control Promotion Office

■Group Overview (As of March 31, 2006)

Net Sales	¥3,026.3 billion (Year ended March 31, 2006)
Total Assets	¥1,859.6 billion
Number of Group Companies	127*
Employees (Consolidated)	9,579

* Consolidated subsidiaries and equity method affiliated companies


□Japan Energy / Corporate Profile

(As of June 28, 2006)

Corporate Name	Japan Energy Corporation
Representative	Isao Matsushita, President and Representative Director
Number of Employees	Approx. 2,700 (Consolidated)
Capital	¥35.0 billion (100% Subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-8407
Principal Business	Petroleum resources development, petroleum refining, marketing of petroleum products, etc.

□Organization of Japan Energy

- President & Representative Director
  - Executive Committee
  - Corporate Principles Committee
  - Strategic Planning Committee
  - Monthly Performance Review Committee
  - Branding Strategy Committee
  - Corporate Social Responsibility Dept.
  - Environment & Safety Dept.
  - Business Development Dept.
    - Bio Research Center
  - Corporate Planning & Control Dept.
    - Beijing Office
  - Account & Tax Dept.
  - Information Systems Dept.
  - Auditing Dept.
  - General Administration & Human Resources Dept.
    - Toda Administration Office
  - Credit Dept.
  - Legal Dept.
  - Exploration & Production Dept.
  - Supply Coordination Dept.
  - Logistics Dept.
    - Distribution Center
    - Kawasaki LP Gas Terminal
  - Crude Oil & Products Acquisition Dept.
  - Petroleum Refining Dept.
    - Petroleum Refining Research & Technology Center
    - Funakawa Works
    - Petroleum Refining Engineering Center
    - Mizushima Oil Refinery
    - Chita Oil Refinery
  - Marketing Planning Dept.
  - Sales Dept.
  - Commercial Sales Dept.
  - Petroleum Retail Marketing Dept.
  - LP Gas Dept.
  - Industrial Fuel Dept.
  - International Marketing Dept.
  - Lubricants Dept.
    - Lubricants Order Center
    - Lubricants Research & Development Center
    - Sodegaura Lubricants Plant
    - Mizushima Oil Refinery
  - (Sales Dept. through Lubricants Dept.) Branch Offices:
    - Hokkaido Branch Office
    - Tohoku Branch Office
    - Kitakanto Branch Office
    - Tokyo Branch Office
    - Minamikanto Branch Office
    - Chubu Branch Office
    - Kinki Branch Office
    - Chushikoku Branch Office
    - Kyushu Branch Office
  - Petrochemicals Dept.
- Statutory Auditors
  - Auditors Affairs Office
  - Auditors Committee

* Kitakanto Branch Office, Tokyo Branch Office and Minamikanto Branch Office are not handing the operations of Industrial Fuel Dept., International Marketing Dept. and Lubricants Dept.

■Nippon Mining & Metals / Corporate Profile

(As of June 28, 2006)

Corporate Name	Nippon Mining & Metals Co., Ltd.
Representative	Masanori Okada, President and Representative Director
Number of Employees	Approx. 2,000 (Consolidated)
Capital	¥14.0 billion (100% Subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Principal Business	Resources development and metal business, electronic materials business, metal manufacturing business

■Organization of Nippon Mining & Metals



(Corporate Division)
Planning & Coordination Dept.
Shanghai Office
Administration Dept.
Secretariat
Environment & Safety Dept.
Internal Auditing Office
(Technology Development Division)
Technology Development Center
(Business Division)
Resources & Metals Company
Planning & Coordination Dept.
Copper Business Division
Resources Development Dept.
Australia Office
Chile Office
Metals Recycling & Eco Business Division
Planning & Coordination Dept.
Marketing Dept.
Technology Dept.
Hitachi Works
Saganoseki Smelter & Refinery
Osaka Office
Kyushu Sales Office
President & Representative Director
Executive Committee
Electronic Materials Company
Planning & Coordination Dept.
Technology Dept.
Surface Treatment Business Promotion Office
Copper Foil Division
MAQINAS Dept.
Semiconductor Target Division.
FPD Target Division
Compound Semiconductor Division.
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Isohara Works
Shirogane Works
Toda Works
Osaka Office
Metal Manufacturing Company
Planning & Coordination Dept.
Precision Rolled Products Business Division
Precision Fabricated Products Business Division
Kurami Works
Osaka Office
Nagoya Office
Osaka Office
Nagoya Office

* "Corporate Division," "Technology Development Division" and "Business Division" are the preliminary division to clarify the structure of the organization.

Group Companies

(As of June 30, 2006)

●···Equity-method affiliated company

Petroleum (Japan Energy Group)

	Percentage of voting rights
Japan Energy Corporation	100.0%
Japan Energy Development Co., Ltd.	100.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	100.0%
Southern Highlands Petroleum Co., Ltd.	80.0%
Kashima Oil Co., Ltd.	70.7%
Kashima Aromatics Co., Ltd.	80.0%
JOMO-NET Sapporo Co., Ltd.	100.0%
JOMO-NET Tohoku Co., Ltd.	100.0%
JOMO-NET Kitakanto Co., Ltd.	100.0%
JOMO-NET Higashitokyo Co., Ltd.	100.0%
JOMO-NET Nishitokyo Co., Ltd.	100.0%
JOMO-NET Minamikanto Co., Ltd.	100.0%
JOMO-NET Tokai Co., Ltd.	100.0%
JOMO-NET Kansai Co., Ltd.	100.0%
JOMO-NET Sanyo Co., Ltd.	100.0%
JOMO-NET Kyushu Co., Ltd.	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
Asia Corporation	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
Japan Energy (Singapore) PTE. LTD.	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Petrocokes, Ltd.	85.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.5%
Nippon Tanker Co., Ltd.	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
● am/pm JAPAN Co., Ltd.	20.0%
● Abu Dhabi Oil Co., Ltd.	31.5%
● United Petroleum Development Co., Ltd.	35.0%

Metals (Nippon Mining & Metals Group)

	Percentage of voting rights
Nippon Mining & Metals Co., Ltd.	100.0%
□ Resources and Metals Segment	
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Nikko Smelting & Refining Co., Ltd	100.0%
Hibi Kyodo Smelting Co., Ltd.	63.5%
Pan Pacific Copper Taiwan Co., Ltd.	100.0%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Changzhou Jinyuan Copper Co., Ltd.	58.0%
Kurobe Nikko Galva Co., Ltd.	91.1%
Nikko Shoji Co., Ltd.	100.0%
Nikko Shoji Taiwan Co., Ltd.	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nikko Plant Saganoseki Co., Ltd.	100.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	90.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LS-Nikko Copper Inc.	49.9%
● Hitachi Wire Rod Co., Ltd.	20.0%
□ Electronic Materials Segment	
Nikko Materials Philippines Inc.	100.0%
Gould Electronics GmbH	100.0%
Nikko Materials USA, Inc.	100.0%
Nikko Metal Plating Co., Ltd.	100.0%
Nikko Materials Taiwan Co., Ltd.	100.0%
□ Metal Manufacturing Segment	
Fuji Electronics Co., Ltd.	98.7%
Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Fuji Precision (Wuxi) Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Woojin Precision Industry Co., Ltd.	96.7%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nippon Mining Singapore Pte. Ltd.	100.0%
Nippon Mining Taiwan Co., Ltd.	100.0%
Nippon Mining Shanghai Co., Ltd.	100.0%
Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.	100.0%
● PNT Corporation	40.0%

Other (Independent Operating Companies and Functional Support Companies)

	Percentage of voting rights
Central Computer Services Co., Ltd.	100.0%
Nichiyo Engineering Corporation	100.0%
Nikko Real Estate Co., Ltd.	100.0%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Procurement Inc.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
● Maruwn Corporation	44.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	32.7%
● Toho Titanium Co., Ltd.	37.7%

Global Network

The businesses of the Nippon Mining Holdings Group are conducted by its worldwide operational bases. The Nippon Mining Holdings Group actively pursues a global strategy for the development of resources, and is vigorously shifting its production bases, developing marketing bases overseas, and also promoting alliances throughout the world with outstanding partners, to build a solid business foundation.

Petroleum (Japan Energy Group)

1. Mizushima Oil Refinery, Japan Energy
2. Chita Oil Refinery, Japan Energy
3. Funakawa Works, Japan Energy
4. Sodegaura Plant, Japan Energy
5. Kawasaki LP-Gas base, Japan Energy
6. Kashima Oil Refinery, Kashima Oil Co., Ltd.
7. Nakajo Plant, Japan Energy Development Co., Ltd.

Metals
(Nippon Mining & Metals Group)

Resources and Metals Segment

1. Hitachi Works, Nikko Smelting & Refining Co., Ltd.
2. Saganoseki Smelter & Refinery, Nikko Smelting & Refining Co., Ltd.
3. Tamano Smelter, Hibi Kyodo Smelting Co., Ltd.
4. Kasuga Mines
5. Japan Copper Casting Co.,Ltd.
6. Kurobe Nikko Galva Co., Ltd.
7. Nikko Environmental Services Co., Ltd.
8. Tomakomai Chemical Co., Ltd.
9. Nikko Mikkaichi Recycle Co., Ltd.
10. Nikko Tsuruga Recycle Co., Ltd.

Electronic Materials Segment

1. Isohara Works, Nippon Mining & Metals
2. Shirogane Works, Nippon Mining & Metals
3. Toda Works, Nippon Mining & Metals
4. Takatsuki Plant, Nikko Metal Plating Co., Ltd.
5. Ichinoseki Foil Manufacturing Co., Ltd.

Metal Manufacturing Segment

1. Kurami Works, Nippon Mining & Metals
2. Kurami Works, Kawasaki Plant, Nippon Mining & Metals
3. Isohara Plant, Fuji Electronics Co., Ltd.
4. Hitachi Plant, Fuji Electronics Co., Ltd.
5. Kurami Plant, Nikko Coil Center Co., Ltd.
6. Kawasaki Plant, Nikko Coil Center Co., Ltd.

Independent Operating Companies

1. Tatsuta Electric Wire and Cable Co., Ltd. Osaka Plant
2. Tatsuta Electric Wire and Cable Co., Ltd. Fukuchiyama Plant
3. Toho Titanium Co., Ltd.



Petroleum (Japan Energy Group)

1. Japan Energy (U.K.) Ltd.
2. Abu Dhabi Oil Co., Ltd.
3. United Petroleum Development Co., Ltd.
4. Japan Energy Corporation Beijing Office
5. NMC Pearl River Mouth Oil Development Co., Ltd.
6. Shandi Japan Energy Lubricants Co., Ltd.
7. Japan Energy (Shanghai) Trading Co., Ltd.
8. Japan Energy (Singapore) Pte. Ltd.
9. Southern Highlands Petroleum Co., Ltd.
10. Japan Energy Oceania Pty., Ltd.
11. Irvine Scientific Sales Co., Ltd.

Metals (Nippon Mining & Metals Group)

Resources and Metals Segment

1. Changzhou Jinyuan Copper Co., Ltd.
2. Nippon Mining & Metals Co., Ltd. Shanghai Office
3. Pan Pacific Copper (Shanghai) Co., Ltd.
4. LS-Nikko Copper Inc.
5. Nippon Mining & Metals Co., Ltd. Australia Office
6. Collahuasi Mine
7. Escondida Mine
8. Los Pelambres Mine
9. Nippon Mining & Metals Co., Ltd. Chile Office
10. Pan Pacific Copper Co., Ltd. Chile Office

[illegible]

1. Nikko Materials USA, Inc.
2. Gould Electronics GmbH
3. Nikko Materials Philippines Inc.
4. Nikko Materials Taiwan Co., Ltd.
5. Nikko Materials Hong Kong Ltd.
6. Nikko Materials Singapore Pte. Ltd.
7. Nikko Materials Korea Co., Ltd.
8. Suzhou Nikko Materials Co., Ltd.
9. Jada Electronics (Hong Kong) Co., Ltd.

[illegible]

1. Fuji Electronics Dongguan Co., Ltd.
2. Nikko Fuji Precision (Wuxi) co., Ltd.
3. Woojin Precision Industry Co., Ltd.
4. Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.
5. Nippon Precision Technology (Malaysia) Sdn. Bhd.
6. Nippon Mining Singapore Pte. Ltd.
7. Nippon Mining Taiwan Co., Ltd.
8. Nippon Mining Shanghai Co., Ltd.
9. PNT Corporation

One Hundred Years
of the Nippon Mining Holdings Group

December 1905 Founding of Kuhara Mine
September 1912 Kuhara Mining established
December 1928 Name changed to Nippon Sangyo
April 1929 Nippon Mining established

The roots of the principal company within the Nippon Mining Holdings Group can be traced back to the establishment of the Hitachi Mine by founder Fusanosuke Kuhara in 1905.

The company then went through a number of transformations before the establishment of Nippon Mining Holdings, a holding company, in 2002, and the 100th anniversary of the company in 2005. Our objective remains to serve as a stable supplier of resources, materials, and energy through our two core operating businesses.

1905 Founding
Fusanosuke Kuhara opened Hitachi Mine (Ibaraki Prefecture).



Founder Fusanosuke Kuhara

1908
Opening of Daioin Smelter in Hitachi



1912
Kuhara Mining Co., Ltd. established



1914
Acquired oil field in Omonogawa (Akita Prefecture) and began exploration (First oil in 1933)



1916
Saganoseki Smelter and Refinery established [now, Saganoseki Smelter & Refinery (Oita Prefecture) of Nikko Smelting & Refining Co., Ltd.]



The Giant Stack at The Hitachi Mine

The rapid growth of the Hitachi Mine posed the inevitable problem of air pollution at its copper mines. In the days when scientific knowledge and prevention technology of air pollution were yet undeveloped, the Hitachi Mine and the local residents came together in good faith and united their efforts to overcome the intensifying air pollution problem. After much trial and error, the Hitachi Mine constructed the tallest stack in the world. Air pollution decreased dramatically, and the natural environment gradually began to recover after many years by planting more than ten million Oshima Cherries, Yashabushi alder, and black pines. The Nippon Mining Holdings Group views the history of how the Hitachi Mine sought to coexist and prosper in tandem with the local community, overcoming the problem of air pollution and restoring the natural environment as the starting point for today's corporate social responsibility.



Trees planted since 1914 as they now appear

August 1965
Kyodo Oil established

1928
Kuhara Mining Co., Ltd. renamed to Nippon Sangyo Co., Ltd.

1929
Nippon Mining Co., Ltd. established
[assumes smelting and refining operations of Nippon Sangyo Co., Ltd.]



1939
Funakawa Oil Refinery began operations [now, Funakawa Works (Akita prefecture) of Japan Energy Corporation]



1950
Kawasaki Works began operations [now, Kurami Works, Kawasaki Plant (Kanagawa prefecture) of Nippon Mining & Metals Co., Ltd.]



1959
Production of natural gas commenced at Nakajo Gas Field [now, Nakajo Plant (Niigata prefecture) of Japan Energy Development Co., Ltd.]





1961
Mizushima Oil Refinery began operation [now, Mizushima Oil Refinery (Okayama prefecture) of Japan Energy Corporation]

1964
Opening of Kurami Works
[now, Kurami Works (Kanagawa prefecture) of Nippon Mining & Metals Co., Ltd.]



1965
Kyodo Oil Co., Ltd. established



1969
Sodegaura Lubricants Plant began operations [now, Sodegaura Plant (Chiba prefecture) of Japan Energy Corporation]



1982
Hitachi Works of Nikko Gould Foil Co., Ltd. began operations [now, Shirogane Plant (Ibaraki prefecture) of Nippon Mining & Metals Co., Ltd.]



1983
Acquisition of Chita Oil Co., Ltd. and transferred its business to take direct control of Chita Oil Refinery [now, Chita Oil Refinery (Aichi prefecture) of Japan Energy Corporation]



1985
Isohara Plant began operations [now, Isohara Plant (Ibaraki prefecture) of Nippon Mining & Metals]



December 1992
Nikko Kyodo established

September 2002
Nippon Mining Holdings established

Nippon Mining Holdings

December 1993
Name changed to Japan Energy

Japan Energy

[illegible]
Nikko Materials established

November 1992
Nippon Mining & Metals began operations

Nippon Mining & Metals

October 2003
Nikko Metal Manufacturing established

April 2006
New "Nippon Mining & Metals" established

1992

Nippon Mining & Metals Co., Ltd. established, assumes metals resource development, smelting and refining, and metal fabrication operations of Nippon Mining Co., Ltd.



1992

Nippon Mining Co., Ltd. and Kyodo Oil Co., Ltd. merge to create Nikko Kyodo Co., Ltd.

1993

Nikko Kyodo Co., Ltd. renamed Japan Energy Corporation


JOMO

1999

Nikko Materials Co., Ltd. established

1999

Kashima Oil Co., Ltd. becomes a subsidiary of Japan Energy Corporation



2000

Pan Pacific Copper Co., Ltd. established

2002

Holding company, Nippon Mining Holdings Inc. established



2003

Nikko Metal Manufacturing Co., Ltd. established
(Nippon Mining & Metals Co., Ltd. separated metal manufacturing from metal operations)



2006

Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd. merged to form new Nippon Mining & Metals Co., Ltd.

2006

Pan Pacific Copper Co., Ltd. integrated copper smelting functions of Nippon Mining & Metals Co., Ltd. and Mitsui Mining & Smelting Co., Ltd.

Share Information

(As of March 31, 2006)

Share Information

Number of Shares Issued	848,462,002 (As of August 31, 2006: 928,462,002)
Number of Shareholders	91,804
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Trading unit	500 shares
Administrator of Shareholders' Register	The Chuo Mitsui Trust and Banking Co., Ltd.
General Shareholder's Meeting	June

Types of Shareholders



Securities Companies 1.13%
Others 0.01%
Treasury Stock 0.09%
Individuals 13.92%

Overseas Investors 40.63%

Financial Institutions 38.66%

Domestic Corporations 5.56%

Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Held in trust account)	78,314	9.23
The Master Trust Bank of Japan, Ltd. (Held in trust account)	61,734	7.28
Mizuho Corporate Bank, Ltd.	22,172	2.61
Teikoku Oil Co., Ltd.	14,477	1.71
State Street Bank and Trust Company 505103	14,198	1.67
Sompo Japan Insurance Inc.	13,982	1.65
Goldman Sachs International	11,957	1.41
Trust & Custody Services Bank, Ltd. (Held in trust account B)	10,837	1.28
Trust & Custody Services Bank, Ltd. (Held in security investment trust account)	10,581	1.25
Morgan Stanley & Company International Limited	10,392	1.22

Share Price Range and Trading Volume



(Yen)
1,100
900
700
500
300
(Thousands of shares)
200,000
150,000
100,000
50,000
0
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5
2004
2005
2006





NIPPON MINING HOLDINGS, INC.

2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001 Japan
TEL:81-(0)3-5573-5123
http://www.shinnikko-hd.co.jp/

File No.82-34805

Exhibit 11

November 9, 2006

Consolidated Interim Financial Results for the year ending March 31, 2007 ("Fiscal 2006")

NIPPON MINING HOLDINGS, INC. (URL:http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka , Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118
Date for Convening the Board of Directors Meetings for the settlement of Accounts : November 9, 2006
This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the six months ended September 30, 2006 (the period from April 1, 2006 to September 30, 2006)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	% (*)	millions of yen	% (*)	millions of yen	% (*)
For the six months ended September 30, 2006	1,807,543	[32.4]	75,520	[19.1]	115,592	[39.1]
For the six months ended September 30, 2005	1,365,120	[16.7]	63,412	[34.4]	83,113	[52.7]
For the year ended March 31, 2006 (Fiscal 2005)	3,026,262		144,448		188,722	

	Net Income		Basic EPS		Fully diluted EPS	
	millions of yen	% (*)	yen	sen	yen	sen
For the six months ended September 30, 2006	72,516	[38.2]	82	64	82	60
For the six months ended September 30, 2005	52,465	[191.5]	61	94	61	93
For the year ended March 31, 2006 (Fiscal 2005)	96,905		113	87	113	84

Note: 1.Equity in income of non-consolidated subsidiaries and affiliates
For the six months ended September 30, 2006 : 41,317 millions of yen, For the six months ended September 30, 2005 : 23,095 millions of yen,
For the year ended March 31, 2006 : 50,983 millions of yen

2.Average number of shares issued (consolidated)
For the six months ended September 30, 2006 : 877,447,425 shares, For the six months ended September 30, 2005 : 847,046,799 shares,
For the year ended March 31, 2006 : 847,046,824 shares
*Total 80,000,000 new shares were issued in July and August 2006.

3.Change of accounting method :
Changes in grouping method of segment information summarized by product group

4.(*) This represents a percentage of an increase or a decrease from the previous interim period.

(2) Financial position

	Total Assets	Net Assets
	millions of yen	millions of yen
As of September 30, 2006	2,043,586	657,394
As of September 30, 2005	1,723,355	412,200
As of March 31, 2006	1,859,583	467,479

	Shareholders' Equity Ratio	Net Assets Per Share	
	%	yen	sen
As of September 30, 2006	28.9	637	37
As of September 30, 2005	23.9	486	62
As of March 31, 2006	25.1	551	36

Note: Number of shares issued at end of period (consolidated)
As of September 30, 2006 : 926,993,675 shares, As of September 30, 2005 : 847,074,819 shares, As of March 31, 2006 : 847,047,065 shares
*Total 80,000,000 new shares were issued in July and August 2006.

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the six months ended September 30, 2006	(42,818)	(53,280)
For the six months ended September 30, 2005	9,605	(11,939)
For the year ended March 31, 2006 (Fiscal 2005)	24,258	(37,594)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the six months ended September 30, 2006	92,727	60,619
For the six months ended September 30, 2005	(2,907)	59,182
For the year ended March 31, 2006 (Fiscal 2005)	11,962	63,857

(4) Changes in scope of consolidation and application of the equity method :

Consolidated subsidiaries : 114

(Newly included)	6	Nikko Fuji Precision (Wuxi) Co., Ltd., PPC Canada Enterprises Corp. Nikko Materials (Taiwan) Co., Ltd., Hibi Kyodo Smelting Co., Ltd. Regalito Copper Corp., and its subsidiary
(Excluded)	4	(Former) Nippon Mining & Metals Co., Ltd., Nikko Metal Manufacturing Co., Ltd. ANT Minerals Pty. Ltd., and other

Affiliated companies accounted for by the equity method : 15

2. Consolidated projection for the year ending March 31, 2007 (Fiscal 2006)

(1) Operating results

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the year ending March 31, 2007 (Fiscal 2006)	3,770,000	185,000	110,000

Reference) Projection of Earnings Per Share 118 yen 66 sen

(2) Dividends

	Mid-term		Year-end		Full-year	
	yen	sen	yen	sen	yen	sen
For the year ending March 31, 2007	8	00	8	00	16	00

* This projection is based on information available as of November 9, 2006.

* The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account title	Fiscal 2006 (interim) (As of September 30, 2006)		Fiscal 2005 (As of March 31, 2006)		Increase (Decrease)	Fiscal 2005 (interim) (As of September 30, 2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**2,043,586**	**100.0**	**1,859,583**	**100.0**	**184,003**	**1,723,355**	**100.0**
Current assets	1,046,920	51.2	906,380	48.7	140,540	787,525	45.7
Cash and time deposits	61,489		64,735		(3,246)	59,467	
Notes and accounts receivable, trade	371,361		334,604		36,757	279,830	
Securities	0		1		(1)	2	
Inventories	546,129		440,410		105,719	381,283	
Other current assets	69,631		68,284		1,347	67,943	
Less:Allowance for doubtful accounts	(1,690)		(1,654)		(36)	(1,000)	
Fixed assets	996,666	48.8	953,203	51.3	43,463	935,830	54.3
Property, plant and equipment	617,121		590,039		27,082	588,852	
Buildings and structures	131,725		129,708		2,017	132,820	
Machinery and equipment, other	175,468		159,745		15,723	163,355	
Land	284,125		283,930		195	285,843	
Construction in progress	25,803		16,656		9,147	6,834	
Intangible assets	96,082		64,794		31,288	64,556	
Investments and other long-term assets	283,463		298,370		(14,907)	282,422	
Investments in securities	226,938		238,520		(11,582)	219,166	
Long-term loans	11,616		15,364		(3,748)	17,467	
Deferred tax assets	11,731		11,144		587	10,535	
Other	34,260		34,463		(203)	36,240	
Less:Allowance for doubtful accounts	(1,082)		(1,121)		39	(986)	
Total assets	2,043,586	100.0	1,859,583	100.0	184,003	1,723,355	100.0
Liabilities	**1,386,192**	**67.8**	**1,346,077**	**72.4**	**40,115**	**1,268,757**	**73.6**
Current liabilities	981,657	48.0	921,019	49.5	60,638	824,000	47.8
Notes and accounts payable, trade	278,710		294,424		(15,714)	254,669	
Short-term borrowings	412,219		368,312		43,907	306,446	
Commercial paper	67,000		41,000		26,000	51,000	
Accounts payable, other	126,828		95,820		31,008	124,058	
Accrued income taxes	28,318		35,958		(7,640)	26,336	
Other current liabilities	68,582		85,505		(16,923)	61,491	
Long-term liabilities	404,535	19.8	425,058	22.9	(20,523)	444,757	25.8
Long-term debt	253,372		275,424		(22,052)	300,449	
Deferred tax liabilities	42,433		40,210		2,223	36,103	
Allowance for retirement benefits	59,927		59,590		337	61,450	
Allowance for periodic repair works	13,842		15,726		(1,884)	14,867	
Other long-term liabilities	34,961		34,108		853	31,888	
Net assets	**657,394**	**32.2**	**513,506**	**27.6**	**143,888**	**454,598**	**26.4**
Shareholders' equity	551,957	27.0	424,666	22.8	127,291	380,310	22.1
Common stock	73,920	3.6	40,000	2.2	33,920	40,000	2.3
Capital surplus	226,763	11.1	192,948	10.3	33,815	192,932	11.2
Retained earnings	251,767	12.3	192,148	10.3	59,619	147,760	8.6
Less: Treasury stock, at cost	(493)	(0.0)	(430)	(0.0)	(63)	(382)	(0.0)
Valuation and translation adjustment	38,877	1.9	42,813	2.3	(3,936)	31,890	1.8
Unrealized gain on marketable securities	34,560	1.7	39,471	2.1	(4,911)	33,510	1.9
Deferred hedge gain (loss)	1,468	0.1	-	-	1,468	-	-
Surplus from land revaluation	(3,355)	(0.2)	(3,340)	(0.2)	(15)	(3,051)	(0.2)
Accumulated translation adjustment	6,204	0.3	6,682	0.4	(478)	1,431	0.1
Share purchase warrants	95	0.0	-	-	95	-	-
Minority interest in consolidated subsidiaries	66,465	3.3	46,027	2.5	20,438	42,398	2.5
Total liabilities and Net assets	**2,043,586**	**100.0**	**1,859,583**	**100.0**	**184,003**	**1,723,355**	**100.0**

Note: Changes in accounting standard for presentation of net assets in the balance sheet :

Effective from the interim accounting period of Fiscal 2006, Nippon Mining Holdings, Inc. adopted Accounting Standards Board of Japar ("ASBJ") Statement No.5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ on December 9, 2005 and ASBJ Guidance No.8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ or December 9, 2005. The amount corresponding to conventional "Shareholders' equity" in the balance sheet is 589,366 millions of yen.
"Net Assets" in the balance sheet for the interim accounting period of Fiscal 2006 is stated in accordance with the new accounting standard
Consolidated balance sheets as of September 30, 2005 and March 31, 2006 are also reclassified in conformity with new accounting standard

Consolidated Statements of Income

Account title	Fiscal 2006 (interim) (from April 1, 2006 to September 30, 2006)		Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005)		Increase (Decrease)	Fiscal 2005 (from April 1, 2005 to March 31, 2006)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Net sales	1,807,543	100.0	1,365,120	100.0	442,423	3,026,262	100.0
Cost of sales	1,645,983	91.1	1,223,004	89.6	422,979	2,712,989	89.6
Gross profit	*161,560*	*8.9*	*142,116*	*10.4*	*19,444*	*313,273*	*10.4*
Selling, general and administrative expenses	86,040	4.7	78,704	5.8	7,336	168,825	5.6
Operating income	*75,520*	*4.2*	*63,412*	*4.6*	12,108	*144,448*	*4.8*
Other income	50,287	*2.8*	28,293	*2.1*	21,994	61,674	*2.0*
Interest income	1,353		1,087		266	2,221	
Dividend income	1,018		800		218	1,627	
Exchange gain	2,670		-		2,670	-	
Amortization of negative goodwill including consolidation adjustment account	918		1,012		(94)	2,119	
Equity in income of non-consolidated subsidiaries and affiliates	41,317		23,095		18,222	50,983	
Other	3,011		2,299		712	4,724	
Other expenses	10,215	*0.6*	8,592	*0.6*	1,623	17,400	*0.6*
Interest expenses	6,612		5,344		1,268	10,938	
Exchange loss	-		358		(358)	25	
Other	3,603		2,890		713	6,437	
Income before special items	*115,592*	*6.4*	*83,113*	*6.1*	32,479	*188,722*	*6.2*
Special profit	15,069	*0.9*	10,235	*0.8*	4,834	17,831	*0.6*
Gain on sales of property, plant and equipment	629		3,517		(2,888)	4,339	
Gain on sales of investments in securities	13,618		3,825		9,793	7,156	
Gain on proceeds from casualty insurance	-		2,609		(2,609)	2,706	
Bad debt recovery	-		-		-	2,313	
Other	822		284		538	1,317	
Special loss	6,711	*0.4*	5,262	*0.4*	1,449	33,909	*1.1*
Loss on sales of property, plant and equipment	154		143		11	310	
Loss on disposal of property, plant and equipment	1,124		2,210		(1,086)	5,251	
Impairment losses	1,075		754		321	5,563	
Loss on write-down of investments in securities	402		148		254	614	
Reorganization and restructuring costs	280		692		(412)	13,586	
Provision for environmental remediation allowance	-		35		(35)	4,269	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	3,413		-		3,413	1,002	
Provision for allowance for periodic repair works	-		551		(551)	551	
Other	263		729		(466)	2,763	
Income before income taxes	*123,950*	*6.9*	*88,086*	*6.5*	35,864	*172,644*	*5.7*
Income taxes	35,090	*2.0*	24,747	*1.9*	10,343	59,189	*2.0*
Deferred income tax	2,684	*0.1*	3,960	*0.3*	(1,276)	1,694	*0.1*
Minority interest in earnings of consolidated subsidiaries	(13,660)	*(0.8)*	(6,914)	*(0.5)*	(6,746)	(14,856)	*(0.4)*
Net income	*72,516*	*4.0*	*52,465*	*3.8*	20,051	*96,905*	*3.2*

Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Share purchase warrants	Minority interest in consolidated subsidiaries	Net asse Total
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain or loss	Surplus from land revaluation	Accumulated translation adjustment			
Balance as of March 31,2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(12,715)		(12,715)							(12,715)
Bonuses to directors			(449)		(449)							(449)
Net income			72,516		72,516							72,516
Acquisition of treasury stock				(71)	(71)							(71)
Disposition of treasury stock		3		2	5							5
Grant of treasury stock with exercise of share purchase warrants		(6)		6	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from change of consolidated subsidiary			252		252							252
Net changes of Net Assets other than Shareholders' equity						(4,911)	1,468	(15)	(478)	95	20,438	16,597
Total changes	33,920	33,815	59,619	(63)	127,291	(4,911)	1,468	(15)	(478)	95	20,438	143,888
Balance as of September 30, 2006	73,920	226,763	251,767	(493)	551,957	34,560	1,468	(3,355)	6,204	95	66,465	657,394

Note: From the interim accounting period of fiscal 2006, this is presented in accordance with "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No.9, December 27,2005).
The above resulted in the replacement of the consolidated statements of retained earnings prepared in the past.

Consolidated Statement of Retained Earnings

(millions of yen)

Account title	Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005)	Fiscal 2005 (from April 1, 2005 to March 31, 2006)
Capital Surplus:		
Balance at beginning of year	201,382	201,382
Increase in capital surplus	72	88
Gain on disposition of treasury stock	72	88
Decrease in capital surplus	8,522	8,522
Cash dividends paid	8,479	8,479
Bonuses to directors	43	43
Balance at end of year (period)	192,932	192,948
Retained Earnings:		
Balance at beginning of year	95,537	95,537
Increase in retained earnings	52,526	96,990
Net income	52,465	96,905
Increase arising from merger of consolidated subsidiary	4	4
Reclassification with surplus from land revaluation	57	81
Decrease in retained earnings	303	379
Bonuses to directors	169	169
Decrease arising from change of consolidated subsidiary	134	134
Reclassification with surplus from land revaluation	-	76
Balance at end of year (period)	147,760	192,148

Consolidated Statement of Cash Flows

Account title	Fiscal 2006 (interim) (from April 1, 2006 to September 30, 2006)	Fiscal 2005 (interim) (from April 1, 2005 to September 30, 2005)	Fiscal 2005 (from April 1, 2005 to March 31, 2006)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	123,950	88,086	172,644
Depreciation and amortization	22,912	22,247	44,871
Impairment losses	1,075	754	5,563
Amortization of goodwill	1,363	—	—
Amortization of negative goodwill	(918)	—	—
Amortization of consolidation adjustment account	—	(920)	(1,947)
Interest and dividend income	(2,371)	(1,887)	(3,848)
Interest expenses	6,612	5,344	10,938
Equity in income of non-consolidated subsidiaries and affiliates	(41,317)	(23,095)	(50,983)
Gain on sales of investments in securities	(13,618)	(3,825)	(7,156)
Loss on write-down of investments in securities	402	148	614
Loss (gain) on sales and disposal of property, plant and equipment	649	(1,164)	1,222
Reorganization and restructuring costs	280	692	13,586
Increase in trade receivables	(36,757)	(8,621)	(60,154)
Increase in inventories	(94,801)	(96,506)	(153,037)
Increase in trade payables	11,059	47,170	65,005
Increase in accrued consumption tax	5,515	1,665	5,259
Other, net	(14,709)	11,460	16,348
Subtotal	(30,674)	41,548	58,925
Interest and dividend received	41,705	9,200	34,570
Interest paid	(6,322)	(5,311)	(11,018)
Payment for special retirement benefits	(1,181)	(164)	(444)
Income taxes paid	(46,346)	(35,668)	(57,775)
Net cash provided by (used in) operating activities	(42,818)	9,605	24,258
Cash flows from investing activities			
Decrease (increase) in time deposits	31	(1,011)	(1,186)
Proceeds from maturities or sales of securities	0	8	9
Payments for acquisition of property, plant and equipment	(29,472)	(17,949)	(53,231)
Proceeds from sales of property, plant and equipment	2,019	6,995	9,162
Payments for acquisition of intangible assets	(4,443)	(2,037)	(4,628)
Payments for long-term prepaid expenses	(1,453)	(790)	(1,679)
Payments for acquisition of investments in securities	(215)	(5,289)	(6,129)
Proceeds from maturities or sales of investments in securities	14,598	6,303	11,270
Payments for acquisition of business assets	(22,338)	—	—
Net payments for acquisition of investments in newly consolidated subsidiaries	(14,013)	—	—
Net proceeds from acquisition of investments in newly consolidated subsidiary	—	—	1,682
Decrease (increase) in short-term loans, net	(909)	(654)	2,558
Payments for lending of long-term loans	(75)	(531)	(658)
Collection of long-term loans	2,140	2,781	5,194
Other, net	850	235	42
Net cash used in investing activities	(53,280)	(11,939)	(37,594)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings, net	16,563	(844)	48,353
Increase in commercial paper, net	26,000	24,000	14,000
Proceeds from borrowing of long-term bank loans and others	17,394	38,650	66,836
Repayments of long-term bank loans and others	(25,724)	(51,854)	(97,638)
Proceeds from issuance of stock	67,738	—	—
Proceeds from issuance of stock to minority shareholder	13,090	—	—
Proceeds from third-party share allotment of consolidated subsidiary	2,000	—	—
Cash dividends paid	(12,715)	(8,479)	(8,479)
Cash dividends paid to minority shareholders	(11,214)	(4,404)	(10,876)
Other, net	(405)	24	(234)
Net cash provided by (used in) financing activities	92,727	(2,907)	11,962
Effect of exchange rate changes on cash and cash equivalents	(298)	815	1,623
Net increase (decrease) in cash and cash equivalents	(3,669)	(4,426)	249
Cash and cash equivalents at beginning of period	63,857	62,473	62,473
Increase due to subsidiaries newly included consolidation	431	1,135	1,135
Cash and cash equivalents at end of period	60,619	59,182	63,857

Segment Information

1. Segment Information summarized by product group

For the six months ended September 30, 2006 (from April 1,2006 to September 30,2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	1,295,507	502,716	9,320	1,807,543	-	1,807,543
(2) Inter-group	1,949	874	15,684	18,507	(18,507)	-
Total	1,297,456	503,590	25,004	1,826,050	(18,507)	1,807,543
Operating costs and expenses	1,259,042	467,993	24,172	1,751,207	(19,184)	1,732,023
Operating income	38,414	35,597	832	74,843	677	75,520
Income before special items	41,701	70,476	3,068	115,245	347	115,592

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	415,758	60,817	26,141	-	502,716
(2) Inter-group	22,418	3,748	8,965	(34,257)	874
Total	438,176	64,565	35,106	(34,257)	503,590
Operating costs and expenses	413,230	58,880	30,476	(34,593)	467,993
Operating income	24,946	5,685	4,630	336	35,597
Income before special items	60,136	5,086	4,918	336	70,476

For the six months ended September 30, 2005 (from April 1, 2005 to September 30, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,091,108	200,750	45,749	21,926	5,587	1,365,120	-	1,365,120
(2) Inter-group	1,791	12,223	1,662	2,610	5,355	23,641	(23,641)	-
Total	1,092,899	212,973	47,411	24,536	10,942	1,388,761	(23,641)	1,365,120
Operating costs and expenses	1,050,367	200,419	42,338	22,005	10,579	1,325,708	(24,000)	1,301,708
Operating income	42,532	12,554	5,073	2,531	363	63,053	359	63,412
Income before special items	42,048	32,464	4,337	2,656	901	82,406	707	83,113

For the year ended March 31,2006 (from April 1,2005 to March 31,2006) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	2,407,824	455,061	102,684	48,374	12,319	3,026,262	-	3,026,262
(2) Inter-group	4,247	29,089	3,638	7,162	13,467	57,603	(57,603)	-
Total	2,412,071	484,150	106,322	55,536	25,786	3,083,865	(57,603)	3,026,262
Operating costs and expenses	2,313,297	457,329	95,130	49,391	24,365	2,939,512	(57,698)	2,881,814
Operating income	98,774	26,821	11,192	6,145	1,421	144,353	95	144,448
Income before special items	99,044	70,281	9,649	6,376	2,812	188,162	560	188,722

Note: Main products for each group are the following;

For the six months ended September 30, 2006 (from April 1,2006 to September 30,2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, real-estate, electric wires, cables, titanium, common group administrative activities such as fund procurement, etc.

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, engineering, real-estate, ship transport, etc.
Resources and Non-ferrous Metals	resource development, copper, gold, silver, zinc, sulfuric acid, electric wires, cables, titanium, ship transport, etc.
Electronic Materials	copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, common group administrative activities such as fund procurement, etc.

Note: Changes in segment classification

In April of this year, three core metals-related businesses of the Group, namely Nippon Mining and Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd.
As a result, three segments, Resources and Non-ferrous Metals, Electronic Materials and Metal Fabrication, were integrated into Metals segment.
For disclosure of financial results of metals-related segments, Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

At the same time, a classification of businesses among segments was changed as follows:

* Engineering and real-estate businesses were transferred from Petroleum segment to Other operations segment as a result of expansion of operations.
* Electric wires, cables and titanium businesses were transferred from Resources and Non-ferrous Metals segment to Other operations segment in order to launch new operations and concentrate on business resources of Non-ferrous Metals business into copper and recycling and environmental businesses.
* Convenience store business was transferred from Other operations segment to Petroleum segment in order to promote and enhance customer satisfaction programs in petroleum business.

Reclassification of financial results for the six months ended September 30,2005 (from April 1,2005 to September 30,2005) and the year ended March 31,2006 (from April 1,2005 to March 31,2006) according to a new classification are the following:

For the six months ended September 30, 2005 (from April 1, 2005 to September 30, 2005) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	1,085,712	268,425	10,983	1,365,120	-	1,365,120
(2) Inter-group	1,531	414	12,225	14,170	(14,170)	-
Total	1,087,243	268,839	23,208	1,379,290	(14,170)	1,365,120
Operating costs and expenses	1,045,126	249,214	22,430	1,316,770	(15,062)	1,301,708
Operating income	42,117	19,625	778	62,520	892	63,412
Income before special items	41,548	37,859	2,466	81,873	1,240	83,113

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	205,123	45,749	17,553	-	268,425
(2) Inter-group	13,023	1,662	5,567	(19,838)	414
Total	218,146	47,411	23,120	(19,838)	268,839
Operating costs and expenses	205,489	42,338	20,692	(19,305)	249,214
Operating income (loss)	12,657	5,073	2,428	(533)	19,625
Income (loss) before special items	31,494	4,337	2,561	(533)	37,859

For the year ended March 31,2006 (from April 1,2005 to March 31,2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,389,254	606,119	30,889	3,026,262	-	3,026,262
(2) Inter-group	3,386	1,010	27,678	32,074	(32,074)	-
Total	2,392,640	607,129	58,567	3,058,336	(32,074)	3,026,262
Operating costs and expenses	2,296,019	564,152	54,993	2,915,164	(33,350)	2,881,814
Operating income	96,621	42,977	3,574	143,172	1,276	144,448
Income before special items	96,961	82,845	7,175	186,981	1,741	188,722

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	464,363	102,684	39,072	-	606,119
(2) Inter-group	31,023	3,638	13,684	(47,335)	1,010
Total	495,386	106,322	52,756	(47,335)	607,129
Operating costs and expenses	468,331	95,130	46,845	(46,154)	564,152
Operating income (loss)	27,055	11,192	5,911	(1,181)	42,977
Income (loss) before special items	68,221	9,649	6,156	(1,181)	82,845

2. Segment information summarized by region

For the six months ended September 30, 2006 and 2005, and the year ended March 31, 2006, operations in Japan have over 90 % share of total sales of whole segment.

3. Overseas sales

For the six months ended September 30, 2006 (from April 1,2006 to September 30,2006)

	Asia	Other Area	Total
Overseas sales (millions of yen)	244,307	23,842	268,149
Consolidated sales (millions of yen)	-	-	1,807,543
Percentage of overseas sales over consolidated sales (%)	13.5%	1.3%	14.8%

*For the six months ended September 30, 2005 and the year ended March 31, 2006, overseas sales has less than 10% share of consolidated sales.